45368


СЕВЕРО-ЗАПАДНЫЙ
ТелеКоМ
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

191186, Санкт-Петербург, ул. Гороховая, 14/26
(ул. Большая Морская, д. 26)
тел.: (812) 315-4706, факс (812) 110-6277
e-mail : office@nwtelecom.ru, Телетайп 121925 SZT
www.nwtelecom.ru

05009761

No16-44/40

July 6, 2005

RECEIVED JUL 13 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

BY HAND

PROCESSED JUL 18 2005 THOMSON FINANCIAL

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

OJSC Petersburg Telephone Network

SUPPL

Re: Disclosure materials provided by ~~OJSC North-West Telecom~~ (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *June 01, 2005 and June 30, 2005.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

THIS SUBMISSION CONTAINS THE OJSC NORTH-WEST TELECOM ANNUAL REPORT FOR 2004

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

ANNEX A

Information Required to be Made Public or Distributed to Company Security Holders Pursuant to the laws of the Russian Federation as of 31 December 2004

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	A. Securities Issuance Documents		
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1
2.	Registered decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus		
6.	Information regarding the adoption by the issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2
7.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3
8.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	and 2.3
9.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2
10.	Change of the date of commencement of the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day before the new placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.3
11.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4
12.	Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
13.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6
14.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i) Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7
15.	Information about registration of the report on the results of issuance of the issuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	C. Periodic and Current Reporting		
16.	Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1) Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2
17.	Information regarding the issuer's ratio of net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996
19.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) that were prepared after filing a Prospectus but before the first quarterly report due after registration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8
20.	Quarterly report of the issuer (if the issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7
21.	Information on material events affecting the Company's business (**"key-events"**) (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		Supplement, within 5 days Must be made available to any interested persons at any time upon request	**Section 6.2 of Regulation No. 03-32/ps identifies the key-events**
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**
23.	Information that may have significant impact on the value of the issuer's securities that are publicly issued and/or circulated	Must be published on Agency Websites before disclosure of such information by other means Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13
	D. Corporate Organization		
24.	Information about the issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7
25.	Charter, including all changes, amendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16
26.	Records that must be retained by the issuer (*see* Exhibit 1 to this Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91
27.	Internal regulations of the	Must be published on an Authorized Website, if	Regulation No. 03-32/ps,

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	issuer's governing bodies	the issuer has a registered Prospectus	Section 1.16
	E. Company's Registrar; Shareholders Register Information		
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8
	F. Company's Shareholders and Affiliates		
31.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1 Regulation No. 9, Section 1
32.	Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6
33.	Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
34.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1
	G. General Meetings of Shareholders		
35.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4
36.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4
37.	Notice of an upcoming GMS	Must be sent not later than 20 days (or in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	Company Law, Article 52 (sections 1, 2 and 4)
38.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS
39.	Voting ballots for an	Must be sent not later than 20 days prior to the	Company Law, Article 60

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	upcoming GMS	date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	
40.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days after compilation of such report to persons entitled to participate in the GMS	Company Law, Article 62(4)
	H. Other Corporate Actions and Events		
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights		
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
45.	Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)
46.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9
47.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9
	J. Stock Exchange Requirements		
48.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestк Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted to them by issuers at their own initiative	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**
	K. Other Information		
49.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

Exhibit 1 to Annex A

Documents that Must be Kept by the Company and Made Available to the Shareholders at any Time upon Request

The Regulation "On the Procedure and Terms of Keeping of a Stock Company's Documents," approved by the Resolution of the Federal Commission on the Securities Market No. 03-33/ps, dated July 16, 2003, refers to a list, approved by the Federal Archive Service of Russia on October 6, 2000, identifying standard management documents generated in the ordinary course of a company's operations, and specifying the period for which they are to be kept on file.

1. Charter, including all changes, amendments and new versions thereof
2. Agreement on establishment of the Company
3. Decision on the Company's establishment
4. Document on the Company's state registration
5. Documents confirming the Company's rights to its assets
6. The Company's internal documents
7. Regulations of the Company's branches or representative offices
8. Minutes of the GMS, and of meetings of the board of directors, the internal audit commission (internal auditor) and the management board[19]
9. Annual report, audited annual financial statements and quarterly financial statements
10. Accounting books and records[20]
11. Executed voting ballots filed in connection with participation in the GMS and powers of attorney (or copies thereof) for participation in the GMS
12. Independent appraisers' reports
13. Lists of the Company's affiliated persons
14. Lists of persons entitled to participate in a GMS or to receive dividends, and other lists compiled by the Company to facilitate the exercise of shareholder rights
15. Reports made by the internal audit commission (internal auditor), external auditors and state and municipal agencies of financial control
16. Registered Prospectuses, issuer's quarterly reports and other documents containing information required to be published or otherwise disclosed under Russian law
17. Documents that must be kept by the Company pursuant to the Company's Charter, internal documents, decisions of the GMS, governing bodies of the Company and legal acts of the Russian Federation

---

[19] Minutes of the meetings of the issuer's management board must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares.

[20] Must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares. Under Civil Code Article 67(1), information on the Company's activities, accounting books and records and other documents must be made available to all of the issuer's shareholders in accordance with the procedure set forth in the issuer's foundation documents.

ANNEX B

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since June 01, 2005, until June 30, 2005

(indexed to the list of required disclosures in Annex A)

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
ecurities Issuance Documents			
stered securities prospectus **spectus**") (if the securities are d through an open subscription or sed subscription to more than 500 asers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
stered decision on issuance of the r's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, ated July 2, 2003.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
tered amendments to the ered Prospectus and/or decision suance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
stered report on the results of the nce of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
ce concerning the termination of a rities issuance registration, and the edure for withdrawing such rities from circulation and ning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of hich has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
Reporting During a Securities Issuance that Requires Registration of a Prospectus			
rmation regarding the adoption by ssuer of a decision to place *henie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
ıation regarding approval of the ɔn on issuance (*reshenie o* *e*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
mation regarding the registration e issue of the issuer's securities egarding the procedure for osure of the contents of the ɔectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
e of commencement of the urities' placement, if such date was disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
inge of the date of commencement he securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
rities' placement price (procedure s determination), if such mation was not disclosed as set in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
rmation about suspension of ement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
ırmation about recommencement of :ement of securities, which was ɔended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
ormation about completion of cement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
rmation about registration of the rt on the results of issuance of the er's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
Periodic and Current Reporting			
ual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Annual Report for 2004**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
mation regarding the issuer's ratio t assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
ted annual financial statements ared in accordance with Russian tory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
ncial statements (including IFRS or US GAAP financial statements, y, in Russian) that were prepared filing a Prospectus but before the quarterly report due after stration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**
rterly report of the issuer (if the	Must be published on an Authorized Website not later than 45 days after the	Company Law, Article 92.1	**Not applicable**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
· has a registered Prospectus)	end of the quarter Must be made available to any interested persons at any time upon request	Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	
mation on material events ting the Company's business **γ-events**") (if the issuer has a tered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of June 2, 2005**
rmation that may have significant act on the value of the issuer's rities (if the issuer has a registered pectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of June 29, 2005**
rmation that may have significant act on the value of the issuer's rities that are publicly issued or circulated	Must be published on Agency Websites before disclosure of such information by other means Must be made available to any	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	**See item 22**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
Corporate Organization			
nation about the issuer included unified state register of legal es, save for information that ot be disclosed pursuant to the on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
ter, including all changes, ndments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
rds that must be retained by the r (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**
nal regulations of the issuer's	Must be published on an Authorized	Regulation No. 03-32/ps, Section 1.16	**Provisions on the general meeting**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
ning bodies	Website, if the issuer has a registered Prospectus		**of the shareholders;** **Provisions on the Board of Directors**
Company's Registrar; Shareholders Register Information			
mation regarding the registrar taining the issuer's shareholders ter (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
ce concerning termination of the er's agreement with the Registrar naintenance of the issuer's eholders register, and mencement of the procedure to nge the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
rmation on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
Company's Shareholders and Affiliates			
ıber of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
rmation on the acquisition of all of ıssuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
s of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**Not applicable**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

)ocument or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
: concerning the (i) acquisition Company of twenty percent or more of any class of ties of any issuer; or (ii) increase rease in the Company's holding h securities by an increment of ercent (5%) to a level that is :r than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
General Meetings of Shareholders			
of persons entitled to participate in iMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
ıct from the list of persons entitled rticipate in the GMS containing mation about a particular person, confirmation that such person is ncluded in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
e of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock ompany," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14,)96.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
rmation in connection with paration for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Annual General meeting documents June 27, 2005**
ing ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Voting ballots for Annual General meeting June 27, 2005**
isions adopted at the GMS and ng results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	after compilation of such report to persons entitled to participate in the GMS		
Other Corporate Actions and Events			
›rmation regarding the adoption of :cision to decrease the issuer's rter capital and the new amount of decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
ormation regarding the adoption of ecision on the issuer's rganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
ormation regarding the issuer's uidation and the procedure and riod for the filing of claims by the uer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
tice of repurchase by the issuer of shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
e to shareholders of their right to :e the issuer to redeem their s	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
:e concerning the exercise of nptive rights in connection with a issuance of shares (or securities ertible into shares) to be placed by :ription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
.lts of the exercise of preemptive s in connection with a new ınce of shares (or securities /ertible into shares) to be placed by cription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
Stock Exchange Requirements			
rmation that is required to be nitted to RTS Stock Exchange TS") to maintain the Company's rities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestк Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Not applicable**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	to them by issuers at their own initiative		
Other Information			
ɔrmation that the issuer has the ctice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated June 2, 8, 29 and 30**


СЕВЕРО-ЗАПАДНЫЙ
ТелекоМ

PRELIMINARY APPROVED by the Board of Directors Shareholders OJSC NWT Minutes of _____ 2005 No. _____	APPROVED the Annual General Meeting of the OJSC NWT Minutes of 24-06 2005 No. 01-05
Chairperson: of the Board of Directors __________________ B.N.Yashin	Chairperson: of the general meeting of the shareholders __________________

ANNUAL REPORT OF OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM FOR THE YEAR 2004

General Manager V.A. Akulich

Chief Accountant M.M. Semchenko

Location address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 0.191186

Date of state registration and registration No. of the Company.

ADDRESS OF THE GENERAL MANAGER

Dear Shareholders,

2004 – the year when the reorganization process was completed, during which the branches Svyaz of the Republic of Komi and Lensvyaz joined OJSC North-West Telecom and the operating area of our Company spread to the entire North-West – has become the year of OJSC North-West Telecom's transition to a qualitatively new stage of its development aimed at achieving stable indices of the operating and financial efficiency. The results of the year have proved that we chose the right strategy: The Company is successful and reliable.

Due to the efforts exerted in order to improve the investment appeal of the Company, the stable growth rate of financial and economic indices and the sound policy of upgrading and investment, the value of OJSC North-West Telecom's stock capital has grown significantly. For the last year the capitalization of OJSC North-West Telecom grew by 58%, outrunning by the growth rate both all Russia's communication companies and the RTS index, which is the key indicator of Russia's stock market. The market value of the common stock grew by 29% and that of the preferred stock by 42%. The Company continued its active work of developing the secondary market of securities and increasing the liquidity of shares. This work has resulted in the fact that OJSC North-West Telecom's common and preferred shares have been admitted to trading at the leading Russia's exchange venues, the MMVB Stock Exchange and the RTS Stock Exchange, in the category of listed securities and in the fact that the volume of trading in OJSC North-West Telecom's stock almost doubled in 2004.

In 2004 OJSC North-West Telecom retired the first series bonds issue and prepared for issue the third bonded loan, which was floated early in 2005.

We succeeded in achieving a serious increase of the final financial and economic indices in 2004. The net profit for 2004 was in excess of 1.32 billion roubles, which is 58 % more than for the same period of the previous year. The optimization of expenses and the growth of income gained from new services have resulted in an increase of EBITDA by more than 45%.

The successful results of the year have made it possible to increase considerably the dividend mass: according to the final data of the year 2004, the total amount of dividend pays recommended by the Board of Directors amounted to almost 24% of net profit and exceeded the index of the previous year 2.5 times. The dividend yield on the Company's shares is higher than in the industry on the average. In 2004 OJSC North-West Telecom increased the volume and improved the efficiency of investment. In 2004 the investment in the development and upgrading of the operating facilities reached 4.7 billion roubles as compared to 3.6 billion roubles in 2003. 195,000 digital lines for the connection of new subscribers were put into operation and 220,000 analog lines were replaced by digital ones. The network digitalization level as of the end of 2004 reached 48%, and in a number of branches the digitalization of city networks reached 100%. Almost no outdated decade-step exchange and crossbar offices remain in our network.

To provide a wide range of up-to-date broadband services in the Northwestern Federal District (NWFD) and beyond it, OJSC North-West Telecom is completing the construction of a powerful multiservice network (MSN) connecting all major cities of NWFD. The multiservice network will make it possible to create virtual private networks for state institutions, private companies, telemedicine systems, video conferences, etc. In the year 2005 the construction of the basic MSN trunk channels connecting all major cities of NWFD is expected to be completed. The basic potential of increasing the Company's income growth rate consists in the intensive development of new services. In developing the data transmission services, we stake on the services of dial-up and broadband Internet access (xDSL), the demand for which is constantly growing. The

dial-up Internet access, the share of income from "Internet on Credit" for OJSC North-West Telecom is about 75%. For us, providing a service based on new principles is a civilized method of expanding the market share.

The priority area of our strategy has always been the improvement of corporate governance. OJSC North-West Telecom has a well-developed institute of independent directors very actively participating in the activities of the Company. Events of 2004 showing the improvement of corporate governance include the adoption of the Corporate Governance Code, the Provisions on Information Policy and the Corporate Culture Code.

The corporate governance score given to OJSC North-West Telecom by Standard & Poor's in 2004 is at one of the highest levels in Russia, 5.0 according to the national scale. The national corporate score of RID-Expert RA reached class A, which includes only four Russian companies, whose corporate governance practices meet the expectations of even conservative long-term institutional investors.

Step by step, the Company is enhancing its information transparency. By the transparency (openness) index of Standard & Poor's of the year 2004, North-West Telecom was in the 8th place among the 50 biggest companies of Russia. For two years on end the official site of OJSC North-West Telecom has been recognized as one of the best.

OJSC North-West Telecom has invariably placed high emphasis on developing good relationships with local state authorities. During the last year Agreements of Cooperation were made with the heads of 8 regions and republics where branches of OJSC North-West Telecom operate: the Republics of Komi and Karelia, Novgorod, Murmansk, Leningrad, Arkhangelsk, Vologda and Kaliningrad Oblasts. The subject of the Agreements is the coordination of efforts and establishing efficient cooperation between the administrations of the regions and OJSC North-West Telecom in the field of telecommunications development. OJSC North-West Telecom sees its task in including all remote regions and rural areas without telephone communication in a single information and communication space of Russia.

OJSC North-West Telecom is the biggest tax-payer of NWFD. In 2004 the Company paid 3.8 billion roubles of taxes to budgets of various levels, which makes 27% of its proceeds. The tax pays to the Federal Budget alone amounted to 2.8 billion roubles.

Being a socially responsible company, OJSC North-West Telecom places high emphasis on supporting social programmes of the state and developing the regional community. It is for several years that OJSC North-West Telecom has been participating in the Federal Target programmes "Electronic Russia" and "Social Development of the Village".

The Company has developed and is implementing the "Programme of Providing Telecommunication Services to Residents of St. Petersburg for the years 2004-2007", which will make it possible to get rid of the perennial queue for the provision of telephone communication and to meet the demand of the residents of St. Petersburg for up-to-date telecommunication services. A lot of funds have been invested in implementing a large-scale programme of providing telephone communication to the disabled and veterans of the Great Patriotic War.

The medium-range development strategy of the Company is aimed at the leadership of OJSC North-West Telecom in the telecommunication market of the North-West and at creating prerequisites for the growth of the Company's market value.

In 2005 we will concentrate on improving the economic efficiency of the Company's activities. A new priority area in the Company's development in 2005 is strengthening the market positions in the segment of new, highly profitable services and services for the business sector. For this purpose, we will continue the work of network infrastructure upgrading, network digitalization, improvement of the trading activities and enhancing the quality of services and post-sale servicing provided to clients.

According to the established tradition, we will work on improving the investment appeal and liquidity of Company's securities, enhancing the quality of reputation management and

introducing the corporate governance principles meeting the requirements of the international investment community.

As the General Manager and the Chairman of the Management Board of OJSC North-West Telecom, I would like to express my sincere gratitude to the shareholders, partners, clients and employees of the Company for the fruitful cooperation and hope that the next year will be even more successful.

General Manager V.A. Akulich

I. REPORT OF THE BOARD OF DIRECTORS

1.1. Activities of the Board of Directors in 2004:

47 meetings have been held, including 12 by attendance and 35 by correspondence.

Key issues considered at meetings of the Board of Directors:

- On the Forecast of the Company's Economic Development for 2005-2007;
- Approving the budget of the Company for the year 2004;
- Pre-approval of the Annual report of the Company for the year 2003. Review of the annual accounts and reporting, including the profit and loss statement (profit and loss account) of the Company, and allocation of profit and losses of the Company by the results of the report (2003) year. Drafting of recommendations to the annual General Meeting of Shareholders as regards the dividend on the Company's shares for the year 2003, and its payment procedure;
- Considering the Company's Investment Programme for the Year 2005;
- On the essential Company budget performance results achieved in the year 2003;
- On increasing of the authorized capital of the Company;
- On approving the decisions on the issues of shares;
- On the Company's accounting policy to Russian standards for 2004, and according to the International Accounting System, for 2003;
- On setting the introduction of a single automated billing system on the basis of Amdocs software as a priority area of the Company's activities;
- On the Work of Efficiently Using OJSC NWT's Real Estate;
- On reorganization of OJSC NWT in the form of the affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT. Considering and approving the draft Agreement of Affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT;
- On the establishment of an OJSC NWT's Branch Lensvyaz.
- On the establishment of an OJSC NWT's Branch Svyaz of the Komi Republic.
- On Approving the Model of Reorganizing the Subsidiary Business of OJSC North-West Telecom;
- On convoking an extraordinary general meeting of the shareholders of OJSC NWT, determining the date, place and time for the meeting, and deciding other organizational issues in respect of the preparation for the meeting;
- On the status of accounts receivable;
- On the status of accounts payable;
- Review of the Auditor's report (by the Russian standard) for 2003, and the report of the Auditing Committee on the results of the audit of the annual accounts and reliability of the data contained in the annual report. Review of proposals re. nominations for the Company Auditor for the year 2004;
- On the Progress of Implementing the Measures of Contacts with Investors for the Year 2004;
- Approving the namelists of the Committees of the Board of Directors;
- Forming the Management Board of the Company;
- On Appointing the General Manager of the Company;
- On Fulfilling the Additional Assignment of the General Manager for the Year 2003;
- On the Remuneration of the Members of the Board of Directors, Members of the Management Board, and Members of the Auditing Committee of the Company;
- Review of the amendments and additions to the Articles of Association of the Company;
- Review of revisions of and amendments to:

Provisions on the Coordination Board of OJSC North-West Telecom;

- Provisions on the Board of Directors;
- Provisions on the Managing Board;
- Considering the Provisions on the Company's Auditing Committee in a New Version;
- On Approving the Provisions on the OJSC NWT's branch Lensvyaz;
- On Approving the Provisions on the OJSC NWT's branch Svyaz of the Republic of Komi;
- Approving the Provisions on Committees of the Board of Directors;
- On Approving the Corporate Governance Code;
- Approving the Provisions on the Information Policy of the Company;
- Approving the Provisions on Company's Budgeting;
- On Approving Transactions Related to the Acquisition, Alienation or the Possibility of Alienation by the Company of Property, the Value of Which Makes from 0.75% to 25% of the Book Value of the Company's assets.
- On approving related-party transactions

1.2. Activities of the Committees of the Board of Directors in 2004:

In September 2002, based on the appropriate decision taken by the Board of Directors, auxiliary bodies of the Board of Directors were established in the form of Committees (Corporate Governance Committee, Budget Committee, Reporting and Remunerations Committee, Corporate Financing and Investment Committee).

According to the provisions of the Corporate Governance Code of OJSC North-West Telecom, the Committees of the Board of Directors are included in the Company's corporate governance structure.

Starting from August 23, 2004, based on the appropriate decision taken by the Board of Directors, the following committees of the Board of Directors have been established and are operating:

1) Committee for audit,
2) Committee for Corporate Management,
3) Committee for Appointments and Remuneration,
4) Committee for Strategic Development.

The activities of the committees are regulated by the Provisions on the Committees of the Board of Directors approved on August 23, 2004 (Minutes of the Meeting of the Board of Directors No.29-04).

The main purpose of creating the Committees is to improve the work efficiency and quality of the Board of Directors through preliminary consideration of certain issues included in the terms of reference of the Board of Directors and preparation of recommendations to the Board of Directors on the issues of the Committees' terms of reference.

Based on the decision of the Board of Directors of 29th October 2004 (Minutes of the Meeting No. 38-04), the Committees of the Board of Directors were formed of the following members:

Committee for corporate management

Chairperson:

I.M. Ragozina – **Manager of the Department of corporate management, OJSC Svyazinvest, member of the Board of Directors**

Members of the Committee:

A.V. Ikonnikov – **Executive Director, Association for Investors' Rights Protection, Member of the Board of Directors**

N.G. Bredkov – **Deputy General Manager – Manager in charge of corporate management, OJSC North-West Telecom**

O.V. Petrova – **Deputy Head of the methodology division, Corporate Management Department, OJSC Svyazinvest, Member of the Board of Directors**

Committee for audit:

Chairperson:

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, Member of the Board of Directors**

Members of the Committee:

D.V.Levkovsky – **Vice-President, NCH Advisors Inc. Company, Member of the Board of Directors**

D.G. Yefimov – **Leader of the team of independent directors, Association for Investors' Rights Protection, Member of the Board of Directors**

Committee for Strategic Development:

Chairperson:

A.A. Gogol – **Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, Member of the Board of Directors**

Members of the Committee:

V.A. Akulich – **General Manager of OJSC NWT, Member of the Board of Directors**

D.V.Levkovsky – **Vice-President, NCH Advisors Inc. Company, Member of the Board of Directors**

Ye.V. Zabuzova – **Director of the Department for economic planning and budgeting, OJSC Svyazinvest**

Committee for Appointments and Remuneration:

Chairperson:

A.V. Ikonnikov – **Executive Director, Association for Investors' Rights Protection, Member of the Board of Directors**

Members of the Committee:

A.A. Gogol – **Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, Member of the Board of Directors**

I.I. Rodionov – **Managing Director, AIG-Brunswick Capital Management Company, Member of the Board of Directors**

S.N. Panchenko – **Deputy General Manager, OJSC Svyazinvest, Member of the**

Associate members:

N.V. Filippova – **Executive Manager – director of the Human Resources Management department, OJSC Svyazinvest**

Ye.B. Stepanov – **Personnel Management Director of OJSC North-West Telecom**

Activities of the Corporate Governance Committee in 2004:

Basic issues of the Committee's terms of reference:

- introducing the provisions of the Corporate Behaviour Code into the Company's operation;
- convoking, preparing and holding annual and extraordinary general meetings of the shareholders taking into account the use of the Company's best practice of corporate management;
- introducing amendments and additions to the Articles of Association and to other bylaws of the Company, approved by the general meeting of the shareholders and the Company's Board of Directors;
- carrying out corporate transformations of the Company;
- disclosing information on the Company;
- social responsibility of the Company;
- determining the basic principles of constructing the organizational structure of the Company;
- combination of positions in the management bodies of other organizations by the General Manager and members of the Management Board, and permitting the General Manager to combine jobs in paid positions for other organizations;
- preliminary consideration of materials prepared for meetings with shareholders, including accounts and reports of the Company for shareholders and investors;
- assistance in preventing corporate conflicts, assistance and, if necessary, participation in settling them.

In 2004 the Committee held 6 meetings.

11 issues were considered.

Recommendations to the Board of Directors were worked out on the following issues:

Table 1

Minutes (No., date)	Issue
Minutes No. 6 (01-04) of February 18, 2004	1. On reorganization of OJSC NWT in the form of the affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT. Considering and approving the draft Agreement of Affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT. 2. On convoking an extraordinary general meeting of the shareholders of OJSC NWT, determining the date, place and time for the meeting, and deciding other organizational issues in respect of the preparation for the meeting.
Minutes No. 7 (02-04) of April 29, 2004	1. Review of proposals re. amendments and additions to the Articles of Association of the Company. 2. Review of proposals re. amendments and additions to the Provisions on the Board of Directors, Provisions on the Auditing Committee
Minutes No. 9 (04-04) of September 03, 2004	Considering the draft Corporate Governance Code
Minutes No. 10 (05-04) of November 29, 2004	Consdering the draft Provisions on Information Policy of the Company

Activities of the Budget Committee (which worked till 23.08.04) in 2004:

Basic issues of the Committee's terms of reference:

- preliminary examination and preparation of recommendations on making up and adjusting the Company's budget;
- analysis of budget execution;
- participation in working out and introducing the Company's budgeting system;
- working out recommendations on the key efficiency indicators and the financial activity management system of the Company.

In 2004 the Committee held 2 meetings.

3 issues were considered.

Recommendations to the Board of Directors were worked out on the following issues:

Table 2

Minutes of March 04, 2004	Considering the draft budget of OJSC North-West Telecom for 2004.
Minutes of May 31, 2004	1. Considering the results of the 1st stage of the project for introducing the system for operational control over budget execution. 2. Basic parameters of correcting the budget for 2004.

Activities of the Corporate Financing and Investment Committee (which worked till 23.08.04) in 2004:

Basic issues of the Committee's terms of reference:

- forming efficient information systems ensuring the substantiation of alternative investment options;
- analysis of various aspects of the Company's investment activities;
- planning investment activities according to their basic areas and exercising efficient control over the implementation of taken managerial decisions in the field of investment activities;
- working out options of obtaining investment through the use of the mechanisms of financial markets, including the issue of share debt Instruments and securities (shares, ADR, bonds, trade papers);
- considering and preparing recommendations on measures taken in the framework of the Programme for Connections with Investors and Development of the Markets of Company's Securities;
- working out the policy of the Company in the field of relationships with subsidiary and affiliate companies;
- recommendations on and control over the system of holding tenders and selecting the suppliers.

In 2004 the Committee held 3 meetings.

7 issues were considered.

Recommendations to the Board of Directors were worked out on the following issues:

Table 3

Minutes (No., date)	Issue
Munites of January 23, 2004	On termination of the interests in NMT-450 standard cellular communication operators by selling their shares.
Minutes of February 19, 2004	1. Recommendations on the value of the ratios of converting shares of OJSC Lensvyaz into shares of OJSC North-West Telecom and shares of OJSC Svyaz of the Republic of Komi into shares of OJSC North-West Telecom. 2. Recommendations on determining the price of redemption of common and preferred shares of OJSC North-West Telecom from shareholders of OJSC North-West Telecom.
Minutes of June 24, 2004	On participation of OJSC North-West Telecom in CJSC FORE.

Activities of the Reporting and Remunerations Committee (which worked till 23.08.04) in 2004:

Basic issues of the Committee's terms of reference:

- management reporting;
- budgeting procedures and systems;
- financial reporting of the company;
- external audit;
- internal audit;
- internal control procedures;
- engaging skilled specialists.

In 2004 the Committee held 9 meetings.

25 issues were considered

Recommendations to the Board of Directors were worked out on the following issues:

Table 4

Minutes No 8 of February 12, 2004	Considering the accounting policy of OJSC North-West Telecom according to IFRS for the year 2003, the Accounting Policy for the Purposes of Accounting for the Year 2004 and the Accounting Policy for the Purposes of Tax Accounting for the year 2004.
Minutes No 11 of April 28, 2004	1. Considering the issue of the system of remuneration for the Board of Directors, members of the Management Board and members of the Auditing Committee. 2. Considering the issue of the final auditors' report for the year 2003. 3. Considering the issue of the Auditing Committee's report for the year 2003. 4. Considering the issue on the company's auditor for the year 2004.
Minutes No 12 May 12, 2004	Considering the standard of the annual remuneration to be paid to members of the Board of Directors and members of the Management Board for 2004.
Minutes No 13 May 18, 2004	1. Considering the issue of the annual remuneration to be paid to members of the Board of Directors. 2. Considering the issue of nominations for the Company Auditor's position for the year 2004.
Minutes No 14 May 31, 2004	1. Considering proposals on the standard (percentage) of deductions for the calculation of remunerations to be paid to the members of the Management Board of OJSC North-West Telecom for the 1st quarter of 2004 and agreeing upon the calculation of remunerations to be paid to the members of the Management Board of OJSC North-West Telecom for the 1st quarter of 2004. 2. Considering the issue on payment of the annual remuneration to the members of the Board of Directors of OJSC North-West Telecom for the year 2003.

Activities of the Audit Committee in 2004:

Basic issues of the Committee's terms of reference:

The main purpose of creating the Committee is to improve the efficiency and quality of the work of the Board of Directors in order to ensure open communication with an independent auditor, the Auditing Committee, accounting, financial, economic and internal-control units through preliminary consideration and preparation of recommendations to the Board of Directors on the issues of the Committee's terms of reference on the following matters:

- risks related to the operation of the Company (request of, listening to and discussion of the opinion of an external independent auditor as to the possibility of any significant risks for the Company, the required actions of the Company's management to control and minimize them and the adequacy of the actions of the Company's management to control and minimize them);
- management reporting;
- financial reporting;
- external independent audit, internal audit;
- internal control procedures.

In 2004 the Committee held 4 meetings.
6 issues were considered.

The following issues were considered:

Table 5

Minutes (No., date)	Issue
Minutes No 01 of August 27, 2004	1. Approving the Work Plan of the Committee for the years 2004-2005. Discussion of the progress of the Fixed Assets assessment work for the purposes of IFRS.
Minutes No 2 of September 20, 2004	1. Considering the Provisions on the Internal Audit Department of OJSC North-West Telecom. 2. Discussion of the letter from CJSC Ernst and Young Vneshaudit dated 17.09.04 on the audit of OJSC North-West Telecom's financial reports for the year 2004.

Activities of the Committee for Appointments and Remuneration in 2004:

Basic issues of the Committee's terms of reference:

The Committee shall facilitate engaging skilled specialists in the management of the Company and creating the necessary stimuli for their successful work.

The Committee's terms of reference include the following issues:

- establishing the criteria of selecting the candidatures of the members of the Board of Directors, General Manager and members of the Management Board, and preliminary assessment of the said candidatures;
- establishing the principles and criteria of setting the amounts of remunerations and compensations to be paid to members of the Board of Directors, General Manager, members of the Management Board and members of the Auditing Commission of the Company;
- preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of managers of said units;
- considering the candidature of the General Manager, the term of office and early termination of General Manager's powers;
- making up proposals on the members of the Management Board, on establishing its term of office and early termination of the powers of the members of the Management Board;

- considering the terms of contracts (supplementary agreements) to be made wit the General Manager, members of the Management Board, managers of branches and representative offices;
- evaluating the activities of the General Manager and members of the Management Board of the Company and preparing proposals for the Board of Directors on the possibility of their re-appointment;
- preparing proposals for the Board of Directors on the system of General Manager's and top management's remuneration.

In 2004 the Committee held 5 meetings.

12 issues were considered.

The most important recommendations to the Board of Directors were worked out on the following issues:

Table 6

Minutes (No., date)	Issue
Minutes No 01 of September 02, 2004	Considering proposals on the standard (percentage) of deductions for the calculation of remunerations to be paid to the members of the Management Board of OJSC North-West Telecom for the 2nd quarter of 2004 and agreeing upon the calculation of remunerations to be paid to the members of the Management Board of OJSC North-West Telecom for the 2nd quarter of 2004.
Minutes No 2 of September 27, 2004	1. On introducing amendments and additions to the contract with the Company's General Manager. 2. On the amount of quarterly remuneration of the members of the Company's Management Board.
Minutes No 3 of October 05, 2004	On cooperation of the Company with NPF Telecom-Soyuz.
Minutes No 4 of October 18, 2004	1. On agreeing upon the nominee for the position of the regional director of the branch Electrosvyaz of Pskov Oblast. On agreeing upon the terms of the contract of employment with the regional director of the branch Electrosvyaz of Pskov Oblast. 2. On introducing amendments to the additional assignment to the General Manager for the year 2004.
Minutes No 5 of December 01, 2004	1. On the bonus to the General Manager for the business results of the 3rd quarter of the year 2004. 2. On payment of remuneration to the members of the Management Board of OJSC North-West Telecom for the 3rd quarter of the year 2004. 3. On payment of a bonus to the General Manager of OJSC Svyaz of the Republic of Komi and the General Manager of OJSC Lensvyaz for the 3rd quarter of the year 2004.

II. KEY CORPORATE EVENTS OF THE YEAR 2004

January 1	Merger of the branches Cherepovetselectrosvyaz and Electrosvyaz of Vologda Oblast.
February 24	Participation of the Company in the 10th international specialized exhibition of communication and telecommunication systems Norwecom-2004.
April 2	Participation of the Company in the 4th international conference "Communication and Investment in Russia".
2nd quarter	Meetings of the top management of OJSC North-West Telecom with representatives of the investment community: Renaissance Capital, etc.
April	Press-conference of OJSC North-West Telecom: "Summary and Prospects"
April 5	Publication of the Company's operation results for the fiscal year 2003 according to the Russian Accounting Standards.
April 5	Payment by OJSC North-West Telecom of the second coupon of series 02 interest-bearing documentary bonds payable to bearer with obligatory centralized care.
April 9	Retirement by OJSC North-West Telecom of the bonds issue of the first series.
April 15	The extraordinary general meeting of the shareholders took a decision on reorganization in the form of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC North-West Telecom.
April 20-21	OJSC North-West Telecom took part in the Road Show organized by OJSC Svyazinvest jointly with the United Financial Group (UFG) investment bank in London.
May 12	Standard & Poor's increased the forecast of the scores of OJSC North-West Telecom from the "Stable" to "Positive" and confirmed the long-term credit rating of the Company at the "B-" level. Standard & Poor's increased the long-term credit rating of OJSC NWT according to the Russian scale from ruBBB to ruBBB +.
May 24	The Federal Antimonopoly Service satisfied the application for affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC North-West Telecom.
May 31	OJSC North-West Telecom was given the B++ corporate governance score according to the version of the Russian Institute of Directors and the Expert RA agency.
3rd quarter	Meetings of the top management of OJSC North-West Telecom with representatives of the investment community: Brunswick UBS, ING, etc.
3rd quarter	Completion of the basic work of improving the corporate site of OJSC North-West Telecom and the Internet-offices of the branches.
June 15	The first Day of Health of OJSC North-West Telecom, publication of '*The Healthiest Telecom*' newspaper.
June 14-18	Participation of the Company in the 8th St. Petersburg International Economic Forum.
June 25	The Board of Directors took the decision to increase the Authorized Capital of the Company through floatation of extra preferred and common stock.
June 30	The Annual General Meeting of the Shareholders of the Company was held and approved the results of the Company's operation for the year 2003.
July 7	Payment by OJSC North-West Telecom of the third coupon of series 02 interest-bearing documentary bonds payable to bearer with obligatory centralized care.
July 14	OJSC North-West Telecom's bonds of the second issue were admitted to circulation at the St. Petersburg Currency Exchange.

August	Teleconference of the top management of OJSC North-West Telecom with representatives of the investment community: Brunswick UBS, etc.
August	Internet conference "OJSC North-West Telecom's Results of the 1st 6 months of 2004".
August 12	Registration by the Federal Service for Financial Markets of the additional issues of OJSC North-West Telecom's issues of shares.
August 19	The results of the Company's operation for the year 2003 were published according to the International Financial Reporting Standards (IFRS).
August 23	Appointment of the General Manager: Vladimir Akulich.
September 6	The Management Board of the Company approved the "Information Regulations of OJSC North-West Telecom" in a new version.
September 10	A joint general meeting of the shareholders of OJSC North-West Telecom, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi was held and approved OJSC North-West Telecom as the assignee for the rights and obligations of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi in respect of all rights and obligations related to all their creditors and debtors.
September 20	An extraordinary general meeting of the shareholders of OJSC North-West Telecom was held and elected a new Board of Directors.
September 22	The Board of Directors of the Company approved the Corporate Governance Code of OJSC North-West Telecom.
September 24	Participation of the Company in the Investment Forum of the Northwestern Federal District: Financial Market Tools for Enterprise Development: Actual Experience and Problems.
4th quarter	Meetings of the top management of OJSC North-West Telecom with representatives of the investment community: Renaissance Capital, etc.
October 1	Completion of the process of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC North-West Telecom.
October 4	Assignment by Standard & Poor's of the corporate governance score at the level of 5+ (5.9 according to the Russian national scale).
October 4	Making an agreement of mutually beneficial cooperation with the Government of the Republic of Komi.
October 6	Payment by OJSC North-West Telecom of the fourth coupon of series 02 interest-bearing documentary bonds payable to bearer with obligatory centralized care.
October 6	The Moscow Interbank Currency Exchange included the stock of OJSC North-West Telecom in the category of liquid shares.
October 14	Standard & Poor's increased the transparency index of OJSC North-West Telecom to 62%.
October 20-23	Participation of OJSC North-West Telecom in the 4th international exhibition "Infocommunications of Russia – 21st Century".
October 25	Making an agreement of mutually beneficial cooperation with the Administration of Novgorod Oblast.
November	Publication of the first issue of the corporate edition of OJSC North-West Telecom, the newspaper *SvyaZisT Severo-Zapada*.
November	Approval by the Board of Directors of the Provisions on the Information Policy of OJSC North-West Telecom.
November 9	Registration by the Federal Service for Financial Markets of the report on the additional issue of stock of OJSC North-West Telecom.
November 11	Withdrawal of the last decade-step exchange in the city of Murmansk.
November 12	Making an agreement of mutually beneficial cooperation with the Administration of Murmansk Oblast.

November 24	Making an agreement of mutually beneficial cooperation with the Administration of Kaliningrad Oblast.
November 29	Making an agreement of mutually beneficial cooperation with the Administration of Leningrad Oblast.
December	Press-conference of OJSC North-West Telecom: preliminary results of the year 2004. Plans for the year 2005."
December 7	Making an agreement of mutually beneficial cooperation with the Government of the Republic of Karelia.
December 7	Securities of OJSC North-West Telecom were included in the quotation lists of the Moscow Interbank Currency Exchange (FB MMVB).
December 9	Registration by the Federal Service for Financial Markets of the offering circular of the additional issues of stock of OJSC North-West Telecom.
December 17	OJSC North-West Telecom is the winner of the All-Russia competition "The Best Enterprises of Russia – 2004" in the nomination "For Dynamic Development".
December 24	OJSC North-West Telecom ceased to be a shareholder of CJSC Neva-Kabel.
December 24	Assignment of the corporate governance score of Standard & Poor's at the level of "5".
December 27	Withdrawal of the last decade-step exchanges in Leningrad Oblast and the Republic of Karelia.
December 28	Registration by the Federal Service for Financial Markets of the third bonded loan of OJSC North-West Telecom.

III. POSITION OF THE COMPANY IN THE INDUSTRY

At the moment, universal availability, a good quality of communication and a wide range of telecommunication services is the necessity for all users of communication services.

The North-Western region is one of well-developed telecommunication markets. The average telephone density in Europe is approximately 60 telephone sets for every 100 residents, while in Russia it is 28.8 and in the North-West of Russia 35 telephone sets.

Number of Telephone Sets for Every 100 Residents in the Territory of the Interregional Companies


North West Telecom
30
Uralsvyazinform
22
CentreTelecom
21
VolgaTelecom
19
South Telecommunication Company
19
SiberTelecom
18
Dalsvyaz
12
0
5
10
15
20
25
30
35
Average number of telepone sets per hunderd residents

In 2004 the volume of the telecommunication market of the Northwestern region made about 55.29 billion roubles. 35% of the income was ensured by the traditional operators, while 65% by alternative operators.

OJSC North-West Telecom is holding the leading position in the communications market of the Northwestern Federal District by the number of subscribers.

Market shares of OJSC North West Telecom as of 31.12.2004 for basic services, %


Local
telephone communication
73
Long-range
telephone communication
65
Documentary
telecommunication
34

**All operators of the Northwestern Federal District are taken into account; calculations having been made according to income.*

The mobility of markets caused by changes in the external and internal conditions (emergence of new technologies, changes in the regulation conditions, etc.) and the constant growth of competition make the company look for extra new sources of competitive advantages.

Listed below are the basic areas of the Company's development and the services that will make it possible to strengthen the Company's competitive advantages:

- Enhancing the orientation of the Company toward the client.
- Enhancing the services promotion activity.
- Forming the Company's brand through the promotion of services.
- Expanding the subscriber base and creating the conditions to retain the available subscriber base.
- Increasing the Company's proceeds through the concentration on highly profitable consumer segments of the market.
- Increasing the income per client through providing extra and comprehensive services.
- Creating an up-to-date telecommunication infrastructure.
- Ensuring a competitive portfolio of services. Pursuing a flexible competitive rate policy. Creating a management system ensuring a balance between the management system centralization level and its flexibility taking into account the regional peculiarities.
- Improving the consumer properties of services (improving the servicing quality, rate policy).
- Increasing the income from corporate clients through providing services of creating corporate networks.
- Developing highly remunerative services.

General Positioning of OJSC NWT in the Market

Local communication

Local communication is the foundation, due to which all other communication services can be provided.

The income from local communication makes, as before, the greatest share (48%) in OJSC North-West Telecom's structure of income.

In the sector of local telephone communication services provided to the population OJSC North-West Telecom is holding the leading positions by physical volumes. The share of the market of local communication services provided to the population in the regional branches makes from 85 to 98%, while in the business sector it is from 30 to 85%.


Shares of the Company's branches in the regional local telecommunication markets as of 31.12.2004, %
Popualtion
Artelecom of Arkhangelsk Oblast
Electrosvyaz of Vologda Oblast
Electrosvyaz of Kaliningrad Oblast
Elecrosvyaz of the Republic of Karelia
Svyaz of Komi Republic
Lensvyaz
Murmanelectrosvyaz
Novgorodtelecom
Petersburg Telephone Network
Electrosvyaz of Pskov Oblast
95,2
74,2
96,5
96,4
93,6
69,9
0,0
20,0
40,0
60,0
80,0
100,0


Shares of the Company's branches in the regional local telecommunication markets as of 31.12.2004, %
Business sector
Artelecom of Arkhangels Oblast
Electrosvyaz of Vologda Oblast
Electrosvyaz of Kaliningrad Oblast
Electrosvyaz of the Republic of Karelia
Svyaz of the Komi Republic
Lensvyaz
Murmanelectrsvyaz
Novgorodtelecom
Petersburg Telephone Network
Electrosvyaz of Pskov Oblast
91,6
97,0
74,2
96,3
91,9
88,0
94,2
94,4
30,2
54,7
0,0
20,0
40,0
60,0
80,0
100,0

Development of the payphone network:

As of 31.12.04, the Company operated 5995 payphones, including 3597 payphones with the card-payment system, which makes 60% of all accepted Unified Phone Cards. In 2005 an upgrading of the existing fleet of payphones is expected to ensure a 100% acceptance of Unified Phone Cards.

The priority areas in the telephone business development are increasing the profitability and reducing the costs of communication services provision.

The primary tasks in this field are:

- optimization of the payphone fleet by quantitative and qualitative parameters;
- adjustment of the target programme of payphones location, taking into account the demand;
- optimization of the rate policy.

Implementation of the said measures will ensure a support of the socially significant programme of providing remote and rural areas with telephone communication.

Telecommunication

Income from long-distance and international communication in the structure of the Company's revenue is 32%.

For 2004 the traffic of long-distance and international communication of OJSC North-West Telecom increased by 17% (taking into account the affiliated branches Svyaz of the Republic of Komi and Lensvyaz) as compared to 2003.



Shares of the Company's branches in the regional long-range in the regional markets of dial-up access to the Internet as of 31.12.2004, %
Artelecom of Arkhangelsk Oblast
95,3
Electrosvyaz of Vologda Oblast
97,1
Electrosvyaz of Kaliningrad Oblast
62,3
Electrosvyaz of the Republic of Karelia
99,9
Svyaz of the Komi Republic
96,3
Lensvyaz
99,6
Murmanelectrsvyaz
94,4
Novgorodtelecom
90,7
Petersburg Telephone Network
70,4
Electrosvyaz of Pskov Oblast
96,2
0,0
20,0
40,0
60,0
80,0
100,0

Services of access to the Internet

At the moment the degree of Internet penetration to the Northwestern Federal District is high. The market of Internet services in the Northwestern Federal District is characterized by a high level of competition and continues to develop in spite of a certain slow-down of the growth rate.

In spite of the fact that branches of the Company hold the leading positions in providing the dial-up access services (from 22 to 91%), the share of the Company in the provision of dedicated access is significantly lower.

In the rating of dial-up access providers for 2004 OJSC NWT holds the first place by the number of dial-up access subscribers.

Table 7

Company	Dial-up access subscribers, thousand accounts
NWT	486.8
MTU-Intel	450
Golden Telecom	413.4
Volga Telecom	342.7
SiberTelecom	317.8
CentreTelecom	301.2
WebPlus	300
UTK	203.9
Dalsvyaz	126.5
UralSvyazInform	93

Source: iKS-Consulting, NWT


Shares of the Company's branches in the regional markets of dial-up access to the Internet as of 31.12.2004, %
Artelecom of Arkhangelsk Oblast
74,9
Electrosvyaz of Vologda Oblast
80,0
Electrosvyaz of Kaliningrad Oblast
22,1
Electrosvyaz of the Republic of Karelia
86,2
Svyaz of the Komi Republic
52,1
Lensvyaz
81,2
Murmanelectrsvyaz
54,9
Novgorodtelecom
48,0
Petersburg Telephone Network
21,9
Electrosvyaz of Pskov Oblast
67,0
0,0
20,0
40,0
60,0
80,0
100,0


Shares of the Company's branches in the regional markets of dedicated access to the Internet as of 31.12.2004, %
Artelecom of Arkhangelsk Oblast
67,8
Electrosvyaz of Vologda Oblast
31,8
Electrosvyaz of Kaliningrad Oblast
32,0
Electrosvyaz of the Republic of Karelia
35,0
Svyaz of the Komi Republic
0,0
Lensvyaz
61,0
Murmanelectrsvyaz
58,0
Novgorodtelecom
6,0
Petersburg Telephone Network
1,2
Electrosvyaz of Pskov Oblast
39,7
0,0
20,0
40,0
60,0
80,0
100,0

Dial-up access is a service, in which the Company has the highest competitive advantages as a communication operator having its own branched infrastructure. DSL-Internet is mainly provided in big cities of the Northwestern Federal District and, to a lesser degree, in regional centres. DSL-Internet is a promising area, the development of which will make it possible for the Company to provide successfully varied services to a wide circle of subscribers in the future.

At the moment, OJSC North-West Telecom is the only fixed communication operator in the Northwestern Federal District that is present in all regions of the North-West. The Company is the leader in the provision of telecommunication services for individual subscribers in the North-West of Russia.

IV. PRIORITY AREAS OF THE COMPANY'S BUSINESS

4.1 Basic Areas of Company's Development

Local Stationary Telephone Networks, Including City and Rural Networks

One of the most important objectives of the Company's development is the upgrading of the obsolete and worn analog equipment and the increase of the communication network digitalization. At the moment, renovation and updating of the telecommunication networks of OJSC North-West Telecom are under way. 414.706 thousand lines were commissioned in 2004, out of them 215.594 thousand lines having been allocated for replacement of analogue equipment. 377.850 thousand lines were put into operation on the city telephone networks and 36.854 thousand on the rural telephone networks in 2004 (the data take into account Lensvyaz and Svyaz of Komi).

NUMBER OF TELEPHONE EXCHANGES, INSTALLED AND COMMISSIONED CAPACITY OF THE TELEPHONE EXCHANGES OF CITY AND RURAL TELEPHONE NETWORKS (AS OF 31st DECEMBER 2004)

Table 8

Branch	**Number of telephone exchanges**		**Installed capacity**		**Total commissioned capacity, lines**	
	city telephone networks	**rural telephone networks**	**city telephone networks**	**rural telephone networks**	**city telephone networks**	**rural telephone networks**
Artelecom	100	457	318431	62422	295596	55186
Electrosvyaz of Vologda Oblast	50	433	288630	65283	266721	56361
Electrosvyaz of Kaliningrad Oblast	66	192	178881	22226	163174	18618
Electrosvyaz of the Republic of Karelia	52	187	191303	28978	181138	26101
Murmanelectrosvyaz	57	37	287863	11582	278158	10835
Novgorodtelecom	90	262	158191	30228	150200	24894
Electrosvyaz of Pskov oblast	57	339	117495	41352	111402	33549
PTN	332	0	2134604	0	1899525	0
Lensvyaz	118	357	365481	95404	344666	85459
Svyaz of the Republic of Komi	50	302	250472	60018	235938	54472
Total for OJSC NWT	972	2566	4291351	417493	3926518	365475

The level of digitalization on the local telephone network of OJSC North-West Telecom as of December 31, 2004 is 48.04% on the whole, that on city telephone networks is 50.73% and that on rural telephone networks is 20.45%.

Long-Distance and International Telephone Network

At the moment, 15 long-distance telephone exchanges operate in branches of OJSC North-West Telecom. The automatic long-distance telephone exchanges are connected to each other, to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

INSTALLED AND COMMISSIONED CAPACITY OF LONG-DISTANCE TELEPHONE EXCHANGES
(as of 31.12.2004)

Table 9

Branch of OJSC North-West Telecom	Installed capacity of automatic long-distance telephone exchanges, zone communication channels and lines	Commissioned capacity of automatic long-distance telephone exchanges, zone communication channels and lines
Artelecom of Arkhangelsk Oblast	6223	5510
Electrosvyaz of Vologda Oblast	5400	4494
Electrosvyaz of Kaliningrad Oblast	8040	4932
Electrosvyaz of the Republic of Karelia	3092	2893
Murmanelectrosvyaz	4872	4682
Novgorodtelecom	2567	2406
Electrosvyaz of Pskov oblast	3533	3127
Lensvyaz (2 ZTU)	13488	10320
Petersburg Telephone Network	27375	16661
Svyaz of the Komi Republic (AMTS, 2 ZTU)	5250	4908
OJSC North-West Telecom	79840	59933

There are switching halls and two-frequency semiautomatic equipment for servicing of the non-automatic part of exchange at automatic long-distance telephone exchanges.

The telephone networks at the long-distance and international level have been almost completely digitalized. Intraareal primary network of OJSC North-West Telecom is based on the use of cable, radio-relay and aerial transmission lines. Analog and digital transmission systems are used on cable transmission lines. In 2004 the growth of the length of long-distance telephone channels made 2328.34 thousand channel-km, including those formed by digital transmission systems – 1470.93 chan.-km.

The total length of intraareal channels of OJSC North-West Telecom made 10014.9 thousand chan.-km.

Wireless networks

In the Artelecom branch of Arkhangelsk Oblast, an SPS network of the NMT-450 standard operates. As of the end of the year 2004 the network included 33 base stations installed in 22 settlements, and 1 mobile communication switching centre. The installed capacity of the switchboard is 9600 lines.

Trunking networks are organized on the basis of mobile radio telephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations – BS – in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Kaliningrad, 3 BS in Leningrad Oblast, 2 BS in Novgorod and 2 BS in Vologda).

The personal radio call networks of the POCSAG standard are deployed on the basis of GM-300 (Motorola) equipment in the frequency band of 160 MHz (7 transmitters in Murmansk and Murmansk Oblast, 4 transmitters in Veliky Novgorod and Novgorod Oblast and 6 transmitters in Republic of Komi). There are 604 personal radio network subscribers.

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

COMPOSITION AND NUMBER OF WIRELESS COMMUNICATION NETWORK SUBSCRIBERS BY BRANCHES OF OJSC NORTH-WEST TELECOM (AS OF 31.12.2004)

Table 10

Branch	Number of subscriber stations connected to the network, pcs.			
	cellular mobile communication (NMT-450)	Trunking	Personal radio call	Subscriber radio access
Artelecom	3 917	131		109
Electrosvyaz of Vologda Oblast		187		361
Electrosvyaz of Kaliningrad Oblast		116		
Electrosvyaz of the Republic of Karelia				97
Svyaz of the Republic of Komi			21	
Lensvyaz		216		1248
Murmanelectrosvyaz			280	240
Novgorodtelecom		219	303	421
Electrosvyaz of Pskov oblast				172
PTN		977		1042
Total for OJSC NWT	3 917	1846	604	3690

Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC North-West Telecom, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

Multiservice networks

The main area of regional multiservice networks development in 2004 was the construction of broadband access networks for the provision of the services of xDSL access to the multiservice network of the interregional companies of OJSC North-West Telecom. The following projects were implemented for that purpose:

1. Extra Equipment of the Multiservice Network of the Interregional Companies of OJSC North-West Telecom. Arrangement of a Broadband Access Network of a Branch of OJSC North-West Telecom (for 8 branches of the Company).

As a result of implementing the project, broadband access networks were built in regions on the basis of xDSL Alcatel 7300 equipment that had been installed in the major cities and district

centres. The architecture of regional broadband access networks has the "star" topology. Interaction of Alcatel 7300 access multiplexors with the equipment of telematic service centers, including the Internet centre, is ensured by the base switchboard ATM Alcatel 7470. E1 and STM-1 transport streams with the switching of ATM cells are used as aggregate channels. Aggregate connections are ensured using the resources of the intraareal primary network and digital networks of external operators.

2. Extra Equipment of the Multiservice Network of the Interregional Companies of OJSC North-West Telecom for the Provision of IP VPN to the Corporate Client SZB SB RF (the Northwestern Bank of the RF Savings Bank) on the Basis of the IP MPLS Technology.

The purpose of the project was to ensure the possibility of implementing the service of the virtual private network IP VPN on the basis of a specialized network infrastructure. In the framework of the project, the functions of the base nodes of the multiservice network of the Interregional Companies of OJSC North-West Telecom were expanded in the branches for switching the IP MPLS traffic using Cisco Systems equipment. Thus, though each particular connection of a client's site is done to the network of OJSC North-West Telecom on the basis of the IP/ATM technology (Alcatel 7300 multiplexor equipment) in the respective region, due to the functionality of IP MPLS of the base nodes in the multiservice network, all sites are within a single virtual corporate distributed data transmission network.

3. Extra Equipment of the Data Transmission Network of the PTN branch of OJSC NWT for the Connection of the Post Departments in St. Petersburg.

In the framework of the tasks of connecting the sites of the St. Petersburg post-office to OJSC North-West Telecom's multiservice network for the provision of data transmission and Internet services, the project was implemented to install and upgrade Alcatel 7300 broadband access multiplexors in the PNT branch.

4. Extra Equipment of the Data Transmission Network of the PTN branch of OJSC NWT for Arranging the "Last Mile". Connecting the clients of "Electronic Russia".

The project was implemented to provide extra equipment of the existing data transmission network of the PTN branch of OJSC North-West Telecom with hardware for arranging data transmission channels in the framework the objectives provided for by the "Electronic Russia" Federal Target Project for the "Corporate Traffic Transit" and "Connection to the Internet" services.

The implementation of the projects in 2004 has made it possible to achieve the following indices:

- Broadband access networks have been built in the branches all in all with 141 connection points, 3168 ADSL ports and 2532 G.ShDSL ports. The quantitative indices for the branches are given in Table 1;
- 25 post-office sites have been connected;
- 20 sites have been connected in the framework of the "Electronic Russia" Federal Target Project.

Table 11

Branch	Number of Alcatel 7300 Alcatel 1540LS multi-service network access centers	Total number of access equipment ports	
		ADSL	G.ShDSL
Artelecom of Arkhangelsk oblast	18	744	240
Electrosvyaz of Vologda Oblast	9	216	-
Novgorodtelecom	13	312	312
Electrosvyaz of the Republic of Karelia	14	360	336
Murmanelectrosvyaz	26	624	480
Electrosvyaz of Pskov oblast	8	192	192
Electrosvyaz of Kaliningrad Oblast	19	624	456
Petersburg Telephone Network	34	96	516
OJSC NWT	141	3168	2532

Wired-radio networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Primary networks

Local primary networks

Local primary networks of OJSC North-West Telecom include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nõ of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central office primary networks

In 2004 the length of the transmission lines increased by 793.99 km, including fibre-optic transmission lines – by 567.69 km, and digital radio-relay transmission lines by 259.9 km.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-4 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 12

Branch	Length of transmission lines, km		
	Cable	Radio-relay	Aerial
Artelecom	310,7	272,10	1051,45
Electrosvyaz of Vologda Oblast	994,9	100,6	347,94
Electrosvyaz of Kaliningrad Oblast	1443,3		
Electrosvyaz of the Republic of Karelia	702,6	165,3	473,08
Murmanelectrosvyaz	771,6	19,74	115,23
Novgorodtelecom	938,1	133,5	415,27
Electrosvyaz of Pskov oblast	2023,8		
Lensvyaz	1213,9	5,8	
Svyaz of the Republic of Komi	1595	1975,2	1091,35
Total for OJSC NWT	9993,8	2672,24	3494,32

4.2. Rate policy of the Company

In 2004 the rate policy of the Company was aimed at increasing the profitability level of all kinds of communication services provided and was pursued in the following areas:

- developing and presenting to the Federal Rates Service of Russia proposals on changing the rates regulated by the state (basic communication services), July 2004;
- developing and presenting to the Federal Rates Service of Russia the rates for the time billing, July 2004;
- developing the rates for the services that are not regulated by the state, including rates for newly introduced services of the Company.

As a result of interaction with the Federal Rates Service of Russia, presentation and substantiation of changes in the rates for communication services regulated by the state, the following goals were achieved:

1. The Rates for local call services (subscriber fee) with the subscriber payment system increased by 29% for the population and by 30% for organizations on the average for all branches of OJSC North-West Telecom.

2. For the long-distance call service, the tariffing system was simplified by time intervals for all branches of OJSC North-West Telecom (except for the Svyaz of the Republic of Komi).

3. For the branch Electrosvyaz of the Republic of Karelia, rates for long-distance telephone calls have been brought to the level of the rates for the branches of OJSC North-West Telecom located in the Far North, which has resulted in their increase by 18% for the branch Electrosvyaz of the Republic of Karelia.

5. Rates have become closer in the rural and city telephone networks.

The local call time billing rates have not been considered, as there are no respective standard legal acts.

Key strategic tasks of OJSC North-West Telecom in the field of the rate policy, the solution of which was continued or started in 2004:

1. Bringing the rates for regulated communication services stage by stage to the level of economically justified costs.
2. A further reduction of cross subsidizing between services and categories of users.
3. Bringing the rates to a level making it possible to plan and implement measures of network engineering development.
4. Developing and introducing rate mechanisms of prompt response to changes in the market situation.
5. A stage-by-stage unification of rates for all branches of OJSC North-West Telecom (taking into account the affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi).

4.3. Other Areas Considered as Strategically Important for the Development of the Company

Development of new services is one of the most important marketing tasks of the Company, which is confirmed by the significant volumes of capital investment – 482,566 thousand roubles, as well as by the concentration on active promotion of new services in the market. The development of new services makes it possible both to increase the income from the provision of services and, which is no less important, to ensure a greater loyalty of clients resorting to the traditional services of the Company.

Internet Services:

The income from Internet makes the bulk of the income from new services provided by the Company. The growth of the income from providing access to the Internet via dial-up access as compared to 2003 amounted to over 60% and that via dedicated access over 80%. The subscriber base of the Company increased by 60%, the number of the Company's subscribers amounting to over 440,000 by the end of 2004.

For 2004 the total capacity of the Company's modem pools more than doubled, amounting to 12 050 lines.

In the 3rd quarter of 2004 the "Internet on Credit" service was launched in the branches Murmanelectrosvyaz and Artelecom of Arkhangelsk Oblast. This is a unique service making it possible to use the Internet services without preliminarily making a contract or buying Internet cards, payment for the Internet access being effected with paying for telephone services. For the 2 months that the service has been provided, its share in the total income from dial-up access for the branches has amounted to about 20%.

In July 2004 specialists of the Petersburg Telephone Network branch of OJSC North-West Telecom implemented for the first time in Russia a project of arranging dial-up access to the Internet on the basis of IAT (Internet Access Node) technologies of NEAX61 station, equipment of the NEC company.

With this technology, traffic conversion does not require the installation of an intermediary access server. This makes it possible to do without extra expenses and to improve the quality of Internet-traffic processing. Such an optimization of traffic routes has a positive effect on the connection speed and the work of Internet users.

During 2004, the DSL services subscriber base was increasing intensively. The number of subscribers increased and amounted to 1 653. Sales of the DSL technology services were most active in the branches Artelecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia and Electrosvyaz of Vologda Oblast.

Multiservice network services:

At the moment the Company is actively building a multiservice network. As of the end of 2004, the multiservice network of OJSC North-West Telecom covered 9 regions of the Northwestern Federal District and had the following resources:

- over 80 access nodes;
- over 4500 client ports;

under the programme of development for the year 2005:

- over 120 access nodes;
- over 9000 client ports.

The basic services of the multiservice network are:

- broadband access to the Internet using the xDSL technology;
- building corporate communication networks.

At the moment, OJSC North-West Telecom is implementing a project of building a corporate communication network for the Northwestern Bank of the RF Savings Bank. In the framework of the project, over 400 points in the North-West of Russia will be united into a single network, and the following tasks set by the Bank will be solved:

- arranging a single information space for business units of the bank;
- ensuring the operation of an automated centralized bank system;
- ensuring the operation of a bank card processing system;
- building a corporate telephone communication network on the basis of the data transmission network.

Services of the Call Centre:

In 2004 call centres were opened in the branches Electrosvyaz of the Republic of Karelia and Svyaz of the Republic of Komi. The introduction of the call centres has made it possible to expand significantly the range of information services provided by the branch and to improve the quality of subscriber servicing. Further plans include the introduction of additional information and entertainment services, provision of outsourcing and televoting services to other organizations and arrangement of "hot lines".

As of 31.12.04 call centres operated in 5 branches of the Company. In 4 branches (Vologda, Karelia, Murmansk and the Republic of Komi) call centers have been established on the basis of Avaya equipment, while in the PTN branch they have been established on the basis of DX-200 equipment.

V. COMPANY DEVELOPMENT PROSPECTS

The basic purpose of the Company's technical development in the period from 2004 to 2010 is to create an up-to-date telecommunication infrastructure, which will make it possible to significantly increase the volume of provided new high-tech and traditional services, to improve the clients servicing quality and to reduce the operation costs.

In implementing this goal, the Company must solve the following main tasks of technical development in the period from 2005 to 2010:

- Accelerated upgrading of equipment. The Company may retain and strengthen its market positions only provided operating costs are reduced and income is increased through providing up-to-date communication services to subscribers. These tasks may be solved only by a profound upgrading of the networks.
- Introducing new switching and transmission technologies, increasing the volume of new services provision. The growth of the well-being of the population causes a growth of the demand for communication services. Meeting this demand in due time will ensure a growth of the income of the interregional companies and create pre-requisites for further development of the Company.
- Development of intraareal networks on the basis of up-to-date digital technologies.
- Expansion of the networks of branches for the purpose of reducing the unsatisfied demand for the basic telephone communication services and the growing demand for new services. Within the next few years, meeting the demand is both the most important social task and the task of retaining the leading positions of the interregional companies as the major communication operator of the Northwestern region.

Company's plans include the development of new communication services: ADSL, call centres, cable TV, various services of broadband access:

- oriented towards the corporate user:
  - a virtual dedicated line,
  - a virtual private local area network.
- oriented towards the private user:
  - Internet, Bloomberg, etc.
  - IP-Centrex;
  - access to entertainment and information systems,
  - videoconferences, etc.

VI. RESULTS OF COMPANY'S DEVELOPMENT BY PRIORITY AREAS

6.1. Investment Policy

In compliance with the Concept of Developing the Communication and Informatization Industry of the RF, the General Scheme for the Development of Communication Networks of the Interregional Companies and OJSC Rostelecom and the earlier adopted Long-Term Programme of Technical Development, OJSC North-West Telecom implemented the investment plans for the year 2004. The key areas of investment approved by the Board of Directors of the Company for the year 2004 follow from the objectives set for increasing the commissioning of new lines in the region and from the priorities of developing the promising areas of business. Implementation of the investment plan must ensure:

- increasing the volume of traditional and developing new types of services;
- commissioning the new and replacing the existing number capacity (lines), expanding linear facilities and developing a multi-service network;
- maintaining the technical condition of the property at a level required for efficient use;

IMPLEMENTED VOLUME OF INVESTMENT IN THE FIXED CAPITAL AND INVESTMENT FUNDING SOURCES

Table 13

No.	Index	Meas. unit	2003	2004	Rate of indicator change, 2004/2003 (in %)
1	Invested funds in fixed capital – **total,**	thousand roubles	3 010 956	4 394 618	146%
	including:				
1.a	**by the sub-industry structure:**				
	traditional telephony	thousand roubles	2 371 194	2 895 511	122%
	long-distance and international telephone communication	thousand roubles	119 441	393 643	330%
	New services and technologies	thousand roubles	197 336	490 806	249%
	other	thousand roubles	322 985	614 658	190%
1.b	**by the reproduction structure**				
	new construction	thousand roubles	352 686	551 793	156%
	expansion	thousand roubles	972 276	1 554 286	160%
	renovation	thousand roubles	943 210	1 441 228	153%
	technical re-equipment (upgrading)	thousand roubles	742 784	847 311	114%
2	Own funds of the Company used for funding investment in the fixed capital	thousand roubles	1 220 247	2 153 114	176%
3	Borrowed funds used for funding investment in the fixed capital	thousand roubles	1 790 709	2 241 504	125%
4	Fixed assets commissiones	thousand roubles	3 528 589	4 176 555	118%
5	Production capacities commissioned (according to the data of annual reports, Forms C-1, C-2)	numbers	235 901	414 706	176%

The Company's operation results show that the target planned indicators of investment development, directly influencing the renewal of Company's technical assets have been achieved.

On the whole, in 2004 the Company pursued an active investment policy aimed at replacing the obsolete and worn equipment and transmission lines, which has made it possible to achieve a growth of the base of subscribers and to ensure the required level of network quality indices and the introduction of new communication services.

6.2. Basic Indicators of Network Development.

BASIC INDICATORS OF NETWORK DEVELOPMENT (as of 31.12.2004)

Table 14

No.	Indicators	Unit of measurement	2003 (not taking into account Lensvyaz and Komi)	2004 (taking into account Lensvayz and Komi)	Rate of indicator change, 2004/2003	2004 (not taking into account Lensvyaz, Komi)
1	Growth of the length of long-distance (central-office) telephone channels, total	thous. chan. km	514,39	2328,34	453	954,836
	including those formed by digital transmission systems	thous. chan. km	521,09	1470,93	282	1000,53
2	Growth of the number of base telephone sets, total	thousand numbers	91,67	112,16	122	86,86
	including urban telephone networks	thousand numbers	85,97	100,75	117	79,35
	rural telephone networks	thousand numbers	5,70	11,42	200	7,51
3	Growth of outbound automatic channels of long-distance telephone exchanges, total	channels	2058	-320		-412
	including those of zone communication	channels	1173	-927		-1026

In 2004 the growth of the length of telephone channels was 2328.34 thousand chan.-km, including 1470.93 thousand chan.-km formed by digital transmission systems. The growth is accounted for by the arrangement of new E1 paths along the existing intraareal transport network of Murmanelectrosvyaz, Electrosvyaz of Kaliningrad Oblast, Electrosvyaz of Vologda Oblast, Electrosvyaz of the Republic of Karelia, Novgorodtelecom, Electrosvyaz of Pskov Oblast, Svyaz of the Republic of Komi and Lensvyaz, which is connected with the increase of the traffic on the area directions and the leasing of paths to users.

The growth of the number of basic telephone sets in 2004 was 112.16 thousand lines, including 100.75 thousand on city telephone networks and 11.42 thousand lines on rural networks. The growth of the number of basic telephone sets was achieved through introducing the line capacity of the earlier commissioned facilities and the facilities commissioned in the 4th quarter of 2004.

The growth of the number of long-distance telephone exchange outbound channels made 320 channels, including 927 for the Area, which is first of all accounted for by the introduction of the ABC =813 code for Leningrad Oblast subscribers and the transfer of the traffic to district centers of Leningrad Oblast through the regional long-distance telephone exchange.

6.3. Key Economic Indicators of the Company.

The Open Joint-Stock Company OJSC North-West Telecom (hereinafter referred to as the Company) provides enterprises, organizations and the population of the Northwestern region with telecommunication services according to the available licenses.

Given below are the key economic indices of the Company's activities for 2004 as compared to the year 2003. The data for 2004 are given on the basis of the audited accounts and reports and include the indices of the branch Svyaz of the Republic of Komi and the Lensvyaz branch starting from the affiliation date, 01.10.2004, till 31.12.2004.

The indices for the year 2003 are given on the basis of the audited official accounts and reports and do not take into account the operation results of the branch Svyaz of the Republic of Komi and the Lensvyaz branch in 2003.

Table 15

Item	2003	2004	Growth rate
	thous. roubles	thous. roubles	%
Returns from sales of goods, jobs, services	12 336 392	15 355 680	124,5
including income from communication services	*11 959 978*	*14 779 309*	*123,6*
Normal Operation Expenses	9 584 405	12 261 982	127,9
Sale profit	2 751 987	3 093 698	112,4
Operating income	382 994	559 639	146,1
Operating expenses	1 227 775	1 384 277	112,7
Non-sale income	261 133	373 391	143,0
Non-sale (non-operating) expenses	845 169	650 986	77,0
Profit before taxes	1 323 170	1 991 465	150,5
Net profit	837 478	1 326 987	158,5
EBITDA	2 514 517	3 656 273	145,4
EBITDA, % of reciepts	20,4	23,8	116,8
Profitability (according to the prime cost):			
Sale profit, %	*28,7*	*25,2*	87,9
profit before taxes, %	*13,8*	*16,2*	117,6
net profit, %	*8,7*	*10,8*	123,9

Profitability indices as compared to the year 2003 show a growth trend.

The sales profit index has the lowest growth rate, 112.4%, which is accounted for by the excess of the growth rate of the expenses related to the normal activities over the proceeds.

The growth rates of profit before taxes and net profit as compared to 2003 are 150.5% and 158.5% respectively. The high growth rates are accounted for by the decrease of the balance of operating and non-sale expenses through earning extra income (the sale of the building situated at 3/5, B. Morskaya – the Petersburg Telephone Network branch – with the financial result of 200 million roubles, the sale of shares of CJSC Neva-Kabel – 30 million roubles, the writing-off of the charged penalty interest on the debt to the RF Ministry of Finance to the total amount of 120 million roubles for the year) and the decrease of non-sale expenses through exchange rate and amount differences.

In 2004 proceeds from the sale of goods, products, jobs and services amounted to 15,356 million roubles, including the proceeds from communication services to the amount of 14,779 million roubles, or 96 % of the total income.

The growth of proceeds in 2004 as compared to 2003 was 24.5 %, or 3 019 million roubles.

The income of the Company from the provision of services in 2004 was calculated to the amount of 14,779 million roubles, the growth as compared to 2003 amounting to 23.6%, or 2,819 million roubles.

6.4. Structure of Income by Types and Categories of Consumers in 2004.

Table 16

Item	2003	2004	Growth rate
	thous. roubles	thous. roubles	%
Income from communication services	**11 959 978**	**14 779 309**	*123,6*
Income from long-distance and international communication	4 646 734	4 956 418	106,7
Income from the city and rural telephone communications	5 798 713	6 992 260	120,6
From connections provided using all types of payphones	95 265	80 921	84,9
Documentary telecommunication	585 756	830 631	141,8
Radio communication, broadcasting, television, satellite communication	22 501	40 080	178,1
Wired radio	153 868	192 061	124,8
Mobile telecommunication	54 871	26 866	49,0
From ISDN services	20 504	24 592	119,9
From connection and traffic passage services	581 765	1 635 482	281,1

The information is provided on the basis of form 65 – communication.


Structure of income
60,0
50,0
40,0
30,0
20,0
10,0
0,0%
48,5%
38,9%
4,9%
1,3%
0,5%
0,2%
4,9%
47,3%
33,5%
5,8%
1,3%
0,2%
11,1%
200
200
Income from long-distance and international communication (including that from payphones)
Income from city and rural telephone communication (including that from payphones)
From connections provided using all types of payphones
Documentary telecommunication
Radio communication, broadcasting, television, satellite communication
Wired radio
Mobile telecommunication
From ISDN services
From connection and traffic passage services

Income from Communication Services by Branches **thous. roubles**

Table 17

Branch	Income from communication services		Growth rate
	2003	2004	%
Artelecom	1 247 010	1 497 170	120,1
Electrosvyaz of Vologda Oblast	1 028 974	1 254 412	121,9
Electrosvyaz of Kaliningrad Oblast	783 004	887 498	113,3
Electrosvyaz of the Republic of Karelia	704 210	809 806	115,0
Lensvyaz (4th quarter of the year 2004)		489 123	
Murmanelectrosvyaz	1 321 619	1 515 994	114,7
Novgorodtelecom	536 988	664 316	123,7
PTN	5 805 320	6 572 245	113,2
Svyaz of the Komi Republic (4th quarter of the year 2004)		470 150	
Electrosvyaz of Pskov Oblast	532 854	618 595	116,1

INCOME OF THE COMPANY BY TYPES AND CATEGORIES OF CONSUMERS (AS OF 31.12.2004)

Table 18

Types of services	Total (less VAT) thousand roubles	including	
		from budgetary organizations, thousand roubles	from population, thousand roubles
Income from communication services - total including:	14 779 309,5	1 085 717,8	8 940 152,5
long-distance and international communication services	4 956 417,8	360 750,3	3 191 511,8
city telephone communications	6 589 794,6	559 506,8	4 657 991,0
rural telephone communications	427 057,1	43 450,1	335 170,8
from connections provided using all types of payphones	80 921,0	341,6	78 699,6
document telecommunication	830 630,6	81 826,7	506 396,8
radio communication, broadcasting, television and satellite communication	40 080,4	20 362,5	4 841,6
wired radio	192 060,8	15 962,7	155 111,1
mobile telecommunications	26 865,6	3 481,9	10 429,8
from intelligent network services			
from connection and traffic passage services	1 635 481,6	35,2	
FOR REFERENCE From the grand total for the city and rural telephone networks lines from ISDN services	24 591,5	4 612,4	1 212,7

The information is provided on the basis of form 65.

As before, the population remains the main consumer of communication services, ensuring 60% of the income earned, while legal entities provide 32% and budgetary organizations 8%.

6.5. Structure of Expenses for 2004

Table 19

Item	2003	2004	Growth rate
	thousand roubles	thousand roubles	%
Normal Operation Expenses	9 584 405	12 261 982	127,9
including			
Expenses for wages *(salary, payments under a collective agreement)*	2 610 807	3 897 650	149,3
Deductions for social insurance	811 926	1 074 589	132,4
Depreciation of fixed assets	968 365	1 352 292	139,6
Material expenses	482 686	615 067	127,4
Electrical power	177 893	213 847	120,2
Settlements for the services of communication operators (except for the Companies of the Group)	387 726	454 601	117,2
Expenses by services of communication operators being members of the Group	64 289	37 809	58,8
Expenses for Rostelecom OJSC services	1 838 195	2 420 086	131,7
Services of outside organizations	774 810	1 086 746	140,3
Taxes and fees included in the expenses for normal activities	17 628	18 798	106,6
Deductions to the Research & Design Fund			
Other expenses	1 450 080	1 090 497	75,2



Structure of normal operation expenses
35%
30%
25%
20%
15%
10%
5%
0%
27%
8%
10%
5%
2%
4%
1%
19%
8%
15%
32%
9%
11%
5%
2%
4%
0%
20%
9%
9%
200
200
Expenses for wages (salary, payments under a collective agreement)
Deductions for social insurance
Depreciation of fixed assets
Material expenses
Electrical power
Settlements for the services of communication operators (except for the Companies of the Group)
Expenses by services of communication operators being members of the Group
Expenses for Rostelecom OJSC services
Services of outside organizations
Other expenses

Expenses related to the normal areas of activities increased by 27.9% in 2004 as compared to 2003, which is partly accounted for by the affiliation of the branches Svyaz of the Republic of Komi and Lensvyaz in the 4th quarter of 2004.

The maximum growth rates were observed in 2004 in the following items:

- "Expenses for Labour Remuneration" – 149.3% in connection with the policy pursued in the Company to improve the competitive capacity of the Company in the market of labour and to retain skilled personnel, and in connection with the charged reserves of deferred expenses.
- "Wear and Depreciation" – 139.6% in connection with the intensive investment plan of fixed assets commissioning and the increase in the volumes of equipment acquisition under leasing contracts, under which the factor of accelerated depreciation is applied.
- "Material Expenses" – 127.4% in connection with the increase in the volumes of work done by own forces and in connection with the growth of manufacturers' prices.
- "Expenses Related to the Services of Rostelecom" – 131.7% in connection with the change in the procedure of settlements with OJSC Rostelecom and presentation of invoices for the passage of long-distance traffic at a comprehensive rate
- "Services of Outside Organizations" – 140.3% in connection with the increase of expenses for security and addition of a separate sub-item "Expenses for Agency Remuneration" (earlier, such expenses were planned and taken into account under item "Other Operating Expenses" - 8607) and the increase of expenses under item "Services of Outside Organizations Related to Maintenance and Repairs" due to the carry-over of expenses for post-warranty servicing of equipment (earlier, they were planned and taken into account under item "Other Operating Expenses" - 8607).

6.6. Basic Efficiency Indicators of the Company's Activity.

Table 20

Indices	Meas. unit	2003	2004	Growth rate %
Income per line	thousand roubles	3,587	4,190	116,8
Net profit per line	thousand roubles	0,244	0,366	150,5
Income per employee	thousand roubles	423,102	532,485	125,9
Net profit per employee	thousand roubles	28,723	46,577	162,2
Number of lines per employee	pcs	118	127	107,8

6.7. Information on the amount of net assets of the Company

Table 21

Item	Meas. unit	2004
Amount of net assets	thous. roubles	14 683 520
Authorized capital	thous. roubles	1 131 415
Reserve fund	thous. roubles	46 897
Ratio of net wealth to authorized capital (line 1/line 2)	%	1 297,8
Ratio of net wealth to sum total of authorized capital and reserve (line 1/(line 2+line 3)))	%	1 246,1

VII. BASIC AREAS OF PROFIT DISTRIBUTION

7.1. Report on Basic Areas of Profit Distribution for 2003

Table 22

No.	Indices	Meas. unit	Profit distribution for 2003	
			Approved by the general meeting of the shareholders __.06.2004	Actually distributed
1	2	3		4
1.	Net profit for 2003	thousand roubles	1 200 707	1 200 707
2. Basic areas of profit disposition:				
2.1.	for cover of losses of past years	thousand roubles		
2.2.	for reserve formation in % of profit	thousand roubles %	12 067 1.0%	0 0 %
2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of profit	thousand roubles %	3 657 0.3%	0 0 %
2.4.	payment of dividend in % of profit	thousand roubles %	254 136 21.2%	254 136 21.2%
2.5	to increase the authorized capital in respect of the retained profit of the year under report in % of profit	thousand roubles %	930 847 77.5%	946 571 78.8 %

7.2. Basic Planned Areas of Distributing the Profit for the Year 2004

Table 23

No.	Indices	Meas. unit	**AMOUNT**
1	2	3	4
1.	Net profit of the year under report	thousand roubles	1 326 987
2.	**Basic areas of distribution of the profit of the year under report**		
2.1.	for cover of losses of past years	thousand roubles	
2.2.	for reserve formation in % of net profit	thousand roubles %	9 674 0.7 %

2.3.	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	
2.4.	payment of dividend in % of net profit	thousand roubles %	335 923 25.3%
2.5.	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	981 390 74.0 %

VIII. REPORT ON PAYMENT OF STATED (CHARGED) DIVIDEND ON THE COMPANY'S SHARES

- Date of taking the decision on annual dividend payment at the General meeting of shareholders – 30.06.2004
- starting date of dividend payment fixed by the decision of the meeting - 15.08.2004
- actual starting date of dividend payment - 15.08.2004
- amount of dividend to be paid per share:
  0.357 roubles per type A preferred share
  0.083 roubles per type common share
- method of dividend payment – in monetary form
- the amount of the paid dividend as of the end of the reporting year 2004, and its share in the total amount of dividend due – 110,583 thousand roubles (95.7%). The incomplete payment is accounted for by the following basic reasons:

for individuals:

- there are no details whatsoever where to transfer the money;
- the details provided by the shareholder are incorrect or outdated;
- a postal money order has been returned, as the shareholder was absent (the remaining unpaid amounts will increase for this reason in 2005);

for legal entities:

- there are no details whatsoever where to transfer the money;
- the details provided by the shareholder are incorrect or outdated;
- a receiving legal entity has ceased to exist and no assignees are known.

Dynamics of stated (Charged) Dividend On the Shares of the Company (calculated per share)

Table 24

Type of securities	2002		2003		2004 *	
	Amount (roubles)	% of face value	Amount (roubles)	% of face value	Amount (roubles)	% of face value
Common stock	0,064	6,4	0,083	8,3	0,248	24,8
Preferred stock	0,140	14,0	0,357	35,7	0,469	46,9

Comments to the *table:* * The amount of the dividend offered by the Board of Directors of the Company for approval at the annual general meeting of the shareholders is given.

IX. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY

ALL THE TRANSACTIONS WERE APPROVED BY THE BOARD OF DIRECTORS OF OJSC NORTH-WEST TELECOM

Table 25

<table>
<tr><th>No.</th><th>Parties to contract</th><th>Minutes No., date</th><th>Data on the person(s) interested in the transaction</th><th>Subject of the Contract</th><th>Price of contract</th></tr>
<tr><td colspan="6">1st quarter of the year 2004</td></tr>
<tr><td rowspan="2">1</td><td rowspan="2">OJSC NWT, OJSC RTK-Leasing</td><td rowspan="2">No.01-04 of 23.01.04</td><td>Yu. A. Bilibin – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td><td rowspan="2">leasing</td><td rowspan="2">74,630,090.02 roubles</td></tr>
<tr><td>S.I. Kuznetsov - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td></tr>
<tr><td rowspan="2">2</td><td rowspan="2">OJSC NWT, OJSC RTK-Leasing</td><td rowspan="2">No.01-04 of 23.01.04</td><td>Yu. A. Bilibin – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td><td rowspan="2">leasing</td><td rowspan="2">36,666,524.68 roubles</td></tr>
<tr><td>S.I. Kuznetsov - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td></tr>
<tr><td rowspan="2">3</td><td rowspan="2">OJSC NWT, OJSC RTK-Leasing</td><td rowspan="2">No.01-04 of 23.01.04</td><td>Yu. A. Bilibin – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td><td rowspan="2">leasing</td><td rowspan="2">18,435,291.04 roubles</td></tr>
<tr><td>S.I. Kuznetsov - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTK-Leasing</td></tr>
<tr><td rowspan="2">4</td><td rowspan="2">OJSC NWT, Medexpress ICJSC</td><td rowspan="2">No. 02-04 of 26.01.04</td><td>Yu. A. Bilibin – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of ICJSC Medexpress</td><td rowspan="2">motor vehicles insurance</td><td rowspan="2">97,086.00 roubles</td></tr>
<tr><td>G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of SZAO Medexpress</td></tr>
</table>

5	OJSC NWT, Medexpress ICJSC	No. 02-04 of 26.01.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of motor vehicles owner's civil liability insurance	1,302,516.00 roubles
6	OJSC NWT, Medexpress ICJSC	No. 02-04 of 26.01.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of motor vehicle insurance	61,521.05 conventional units
7	OJSC NWT, Medexpress ICJSC	No. 02-04 of 26.01.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	motor vehicles owner's civil liability insurance	353,493.00 roubles
8	OJSC NWT, Medexpress ICJSC	No. 02-04 of 26.01.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of voluntary medical insurance	2,067,840.00 roubles
9	OJSC NWT, OJSC Megafon	No. 02-04 of 26.01.04	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	7,086.43 conventional units
10	OJSC NWT, CJSC North-West Telecombank	No. 02-04 of 26.01.04	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	bank deposit account	5,000,000.00 roubles
11	OJSC NWT, CJSC North-West Telecombank	No. 02-04 of 26.01.04	**Yu.A. Bilibin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	Additional agreement to the contract of bank account	-
12	OJSC NWT, OJSC RTComm.RU	No. 02-04 of 26.01.04	**V.N. Yashin, Yu.A. Bilibin** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of RTComm.RU Open Joint-Stock Company	communication services	-

13	OJSC NWT, OJSC Tele-Nord	No. 02-04 of 26.01.04	**N.G. Bredkov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Tele-Nord	lease	314,363.73 roubles
14	OJSC NWT, JSCB Svyaz Bank	No. 02-04 of 26.01.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of JSCB Svyaz Bank **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of JSCB Svyaz Bank	Additional agreement to the contract of bank account	-
15	OJSC NWT, OJSC Lensvyaz	No. 02-04 of 26.01.04	**N.G. Bredkov, G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OAO LenSvyaz	passage of traffic	0.238 roubles
16	OJSC NWT, OJSC Lensvyaz	No. 02-04 of 26.01.04	**N.G. Bredkov, G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OAO LenSvyaz	lease	313.59 conventional units
17	OJSC NWT, CJSC FC Zenith	No. 02-04 of 26.01.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC FC Zenith	lease	163.09 conventional units
18	OJSC NWT, NPF Telecom-Soyuz	No. 02-04 of 26.01.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of NPF Telecom-Soyuz	lease	145.42 conventional units
19	OJSC NWT, OJSC Rostelecom	No. 02-04 of 26.01.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional agreement on the procedure of terminating contracts:	-

20	OJSC NWT, OJSC Rostelecom	No. 02-04 of 26.01.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional Agreement to the contract on the internetwork interaction	0.045 conventional units
21	OJSC NWT, OJSC Rostelecom	No. 02-04 of 26.01.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional Agreement to the contract on the internetwork interaction	-
22	OJSC NWT, the Russian Foundation of the History of Communications	No.04-04 of 19.02.04	**G.B. Chernyak** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Russian Foundation of the History of Communications **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Council of the Russian Foundation of the History of Communications	rendering assistance to the foundation	9,300,000.00 roubles
23	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	737,760.78 roubles
24	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	2,132,694.24 roubles
25	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	356,947.64 roubles

26	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	1,835,717.74 roubles
27	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	245,904.92 roubles
28	OJSC NWT, OJSC GiproSvyaz SPb	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	70,890.86 roubles
29	OJSC NWT, CJSC PeterStar	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC PeterStar	communication services	
30	OJSC NWT, Medexpress ICJSC	No.04-04 of 19.02.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	2,281,500.00 roubles
31	OJSC NWT, Medexpress ICJSC	No.04-04 of 19.02.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	1,678,953.00 roubles
32	OJSC NWT, OJSC Megafon	No.04-04 of 19.02.04	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	3,199.92 roubles
33	OJSC NWT, OJSC Megafon	No.04-04 of 19.02.04	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	lease	3,199.92 roubles
34	OJSC NWT, OJSC Megafon	No.04-04 of 19.02.04	**S.V. Soldatenkov** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Management Board of OJSC Megafon	Additional agreement to the contract of lease	260.00 conventional units

35	OJSC NWT, OJSC Telecominvest	No.04-04 of 19.02.04	**V.N. Yashin, S.V. Soldatenkov** - members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Telecominvest **I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Telecominvest	sublease	45.41 conventional units
36	OJSC NWT, CJSC PeterStar	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC PeterStar	lease	278.04 conventional units
37	OJSC NWT, CJSC Delta Telecom	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	Additional agreement to the contract of lease	300.00 conventional units
38	OJSC NWT, CJSC Delta Telecom	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	Additional agreement to the contract of lease	108.00 conventional units
39	OJSC NWT, CJSC Delta Telecom	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	Additional agreement to the contract of lease	79.79 conventional units
40	OJSC NWT, CJSC PeterStar	No.04-04 of 19.02.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC PeterStar	Additional agreement to the contract of lease	287.38 conventional units
41	OJSC NWT, OJSC Lensvyaz	No.04-04 of 19.02.04	**N.G. Bredkov, G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OJSC LenSvyaz	Additional agreement to the contract of international traffic passage	0. 19 roubles
42	OJSC NWT, OJSC Rostelecom	No.08-04 of 15.03.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional agreement to the contract of electrical energy transmission	-
43	OJSC NWT, CJSC FC Zenith	No.08-04 of 15.03.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC FC Zenith	advertising services	1,000,000.00 roubles

44	OJSC NWT, OJSC GiproSvyaz SPb	No.08-04 of 15.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	114,391.20 roubles
45	OJSC NWT, OJSC GiproSvyaz SPb	No.08-04 of 15.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	983,714.40 roubles
46	OJSC NWT, OJSC GiproSvyaz SPb	No.08-04 of 15.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	480,811.06 roubles
47	OJSC NWT, OJSC GiproSvyaz SPb	No.08-04 of 15.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC GiproSvyaz SPb	design work	417,315.26 roubles
48	OJSC NWT, Medexpress ICJSC	No.08-04 of 15.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	13,070,000.00 roubles
49	OJSC NWT, Medexpress ICJSC	No.08-04 of 15.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	11,075,460.00 roubles
50	OJSC NWT, Medexpress ICJSC	No.08-04 of 15.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	5,382,000.00 roubles
51	OJSC NWT, OJSC Polycomp	No.08-04 of 15.03.04	OJSC NWT holds over than 20% of the second party in the transaction (the interest is 90%).	interest loaning	-

52	OJSC NWT, LLC AMT	No.09-04 of 18.03.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	sale and purchase of the securities	11,500.00 conventional units
53	OJSC NWT, Medexpress ICJSC	No.09-04 of 18.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	5,350,000.00 roubles
54	OJSC NWT, Non-Profit Partnership -Centre for Research of Telecommunications Development Problems	No.10-04 of 30.03.04	**A.A. Sysoyev**– Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems **V.E. Belov**– Member of the Board of Directors of OJSC North-West Telecom and Chairperson of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems	contract of agency	38,000.00 conventional units
55	OJSC NWT, OJSC St.-Petersburg Payphones	No.10-04 of 30.03.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC St.-Petersburg Payphones	Additional agreement to the contract of maintenance	-
56	OJSC NWT, CJSC Delta Telecom	No.10-04 of 30.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	300.00 conventional units
57	OJSC NWT, CJSC Delta Telecom	No.10-04 of 30.03.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	192.1 conventional units
58	OJSC NWT, OJSC Megafon	No.10-04 of 30.03.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	260 conventional units
59	OJSC NWT, Medexpress ICJSC	No.10-04 of 30.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	2,151.00 conventional units

60	OJSC NWT, Medexpress ICJSC	No.10-04 of 30.03.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	4,321.27 roubles
2nd quarter of the year 2004					
61	OJSC NWT, OJSC Lensvyaz	No.11-04 of 12.04.04	**N.G. Bredkov, G.B. Chernyak** - members of the Management Board of OJSC North-West Telecom and members of the Management Board of OJSC LenSvyaz	passage of traffic	3,200.00 conventional units
62	OJSC NWT, Medexpress ICJSC	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	motor vehicles insurance	205,179.00 roubles
63	OJSC NWT, Medexpress ICJSC	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	motor vehicles owner's civil liability insurance	52,268.00 roubles
64	OJSC NWT, OJSC Rostelecom	No.11-04 of 12.04.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	Additional Agreement to the contract on the internetwork interaction	-
65	OJSC NWT, Medexpress ICJSC	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	1,562,970.00 roubles

66	OJSC NWT, CJSC North-West Telecombank	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank **V.A. Khusnutdinova-** Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	Additional agreement to the contract of bank account	-
67	OJSC NWT, CJSC North-West Telecombank	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank **V.A. Khusnutdinova-** Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of CJSC North-West Telecombank	Additional agreement to the contract of bank account	-
68	OJSC NWT, Medexpress ICJSC	No.11-04 of 12.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak -** Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	lease	200.00 roubles
69	OJSC NWT, CJSC Delta Telecom	No.11-04 of 12.04.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	30,075.29 roubles
70	OJSC NWT, OJSC Rostelecom	No.11-04 of 12.04.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	lease	18,847.51 roubles
71	OJSC NWT, OJSC Megafon	No.13-04 of 28.04.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	Additional agreement to the contract of lease	24,095.60 roubles
72	OJSC NWT, OJSC Megafon	No.13-04 of 28.04.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	169 conventional units

73	OJSC NWT, OJSC Megafon	No.13-04 of 28.04.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	100 conventional units
74	OJSC NWT, Medexpress ICJSC	No.13-04 of 28.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	234,000.00 roubles
75	OJSC NWT, Medexpress ICJSC	No.13-04 of 28.04.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	24,156.00 roubles
76	OJSC NWT, RPK Svyazist LLC	No.13-04 of 28.04.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	asset management	-
77	OJSC NWT, LLC RSU-Telecom	No.13-04 of 28.04.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	asset management	-
78	OJSC NWT, OJSC Rostelecom	No.13-04 of 28.04.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	provision of services on the paid basis	26,892.85 roubles
79	OJSC NWT, JSCB Svyaz Bank	No.14-04 of 14.05.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of JSCB Svyaz Bank **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of JSCB Svyaz Bank	bank account agreement	-
80	OJSC NWT, Medexpress ICJSC	No.14-04 of 14.05.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	78,842.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
81	OJSC NWT, Artelecom Service LLC	No.17-04 of 27.05.04	OJSC NWT holds over than 20% of the second party in the transaction (the interest is 77%).	contract of agency	-
82	OJSC NWT, OJSC Megafon	No.17-04 of 27.05.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	9,650.00 roubles
83	OJSC NWT, OJSC Megafon	No.17-04 of 27.05.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	28,350.00 roubles
84	OJSC NWT, OJSC Megafon	No.17-04 of 27.05.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	19,550.00 roubles
85	OJSC NWT, OJSC Megafon	No.17-04 of 27.05.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	5,210.00 roubles
86	OJSC NWT, OJSC Megafon	No.17-04 of 27.05.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	25,155.00 roubles
87	OJSC NWT, Artelecom Service LLC	No.17-04 of 27.05.04	OJSC NWT holds over than 20% of the second party in the transaction (the interest is 77%).	lease	16,200.00 roubles
88	OJSC NWT, Non-Profit Partnership -Centre for Research of Telecommunications Development Problems	No.17-04 of 27.05.04	**A.A. Sysoyev**– Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems **V.E. Belov**– Member of the Board of Directors of OJSC North-West Telecom and Chairperson of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems	dedicated transfer of membership fees	124,600,000.00 roubles
89	OJSC NWT, Medexpress ICJSC	No.17-04 of 27.05.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	96,642.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
90	OJSC NWT, RPK Svyazist LLC	No.18-04 of 02.06.04	North-West Telecom is the only participant of the second party in the transaction (the interest is 100%).	contract of sale and purchase	36,669,000.00 roubles
91	OJSC NWT, CJSC Delta Telecom	No.19-04 of 11.06.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	2,920.00 roubles
92	OJSC NWT, OJSC Megafon	No.19-04 of 11.06.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	Additional agreement to the contract of lease	2,120.5 conventional units
93	OJSC NWT, OJSC Megafon	No.19-04 of 11.06.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	1,066.66 roubles
94	OJSC NWT, the Russian Foundation of the History of Communications	No.19-04 of 11.06.04	**G.B. Chernyak** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Russian Foundation of the History of Communications **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Council of the Russian Foundation of the History of Communications	lease	3,957.12 roubles
95	OJSC NWT, OJSC Megafon	No.19-04 of 11.06.04	**S.V. Soldatenkov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Megafon	lease	22,239.58 roubles
96	OJSC NWT, OJSC Tele-Nord	No.19-04 of 11.06.04	**N.G. Bredkov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Tele-Nord	lease	49,757.50 roubles
97	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	30,000.00 roubles

98	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	3,637.50 conventional units
99	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	332.00 conventional units
100	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	163,885.00 roubles
101	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	48,300.00 roubles
102	OJSC NWT, OJSC GiproSvyaz	No.19-04 of 11.06.04	A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Giprosvyaz). The shre of OJSC Svyazinvest in OJSC Giprosvyaz is 38%.	design work	590,000.00 roubles
103	OJSC NWT, Medexpress ICJSC	No.19-04 of 11.06.04	**Yu. A. Bilibin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	insurance	450,000.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
104	OJSC NWT, NPF Telecom-Soyuz	No.19-04 of 11.06.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of NPF Telecom-Soyuz	Additional agreement to the contract of non-governmental pension security	24,800.00 roubles
105	OJSC NWT, OJSC Rostelecom	No.20-04 of 25.06.04	**V.N. Yashin, V.E. Belov and I.M. Ragozina**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom **S.I. Kuznetsov** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	lease	1,509.00 roubles
106	OJSC NWT, CJSC Delta Telecom	No.22-04 of 29.06.04	**I.N.Samylin** - Member of the Management Board of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	lease	120,360.00 roubles
107	OJSC NWT, LLC RSU-Telecom	No.22-04 of 29.06.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	post-sale servicing of equipment	59,000,000.00 roubles
3rd quarter of the year 2004					
108	OJSC NWT, OJSC Lensvyaz	No.26-04 of 20.07.04	**N.G. Bredkov** - Member of the Management Board of OJSC NWT and Member of the Board of Directors of OJSC Lensvyaz **S.N. Panchenko** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Lensvyaz **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Management Board of OJSC Lensvyaz	Additional agreement to the contract of lease	313.59 conventional units

109	OJSC NWT, Artelecom Service LLC	No.26-04 of 20.07.04	OJSC NWT holds over 20 per cent of the second party in the transaction. *The share of OJSC NWT in LLC Artelecom Service is 77% of the authorized capital*	building maintenance	205,981.04 roubles
110	OJSC NWT, OJSC Kolatelecom	No.26-04 of 20.07.04	OJSC NWT holds over 20 per cent of the second party in the transaction. *The share of OJSC NWT in OJSC Kolatelecom is 50% of the authorized capital*	communication services	-
111	OJSC NWT, OJSC Rostelecom	No.26-04 of 20.07.04	**V.N. Yashin, V.E. Belov and S.N. Panchenko**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom	maintenance of equipment	254.00 conventional units
			A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)		
112	OJSC NWT, Medexpress ICJSC	No.27-04 of 29.07.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	insurance	1,321,319.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
113	OJSC NWT, Medexpress ICJSC	No.27-04 of 29.07.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	79,713.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
114	OJSC NWT, Medexpress ICJSC	No.27-04 of 29.07.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	13,688.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		

115	OJSC NWT, OJSC Lensvyaz	No.27-04 of 29.07.04	**N.G. Bredkov** - Member of the Management Board of OJSC NWT and Member of the Board of Directors of OJSC Lensvyaz **S.N. Panchenko** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Lensvyaz **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Management Board of OJSC Lensvyaz	Additional agreement to the contract of lease	313.59 conventional units
116	OJSC NWT, OJSC Kolatelecom	No.27-04 of 29.07.04	OJSC NWT holds over 20 per cent of the second party in the transaction. *The share of OJSC NWT in OJSC Kolatelecom is 50% of the authorized capital*	lease	68,265.47 roubles
117	OJSC NWT, Medexpress ICJSC	No.27-04 of 29.07.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	160,121.70 roubles
118	OJSC NWT, Medexpress ICJSC	No.27-04 of 29.07.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	1,382,533.83 roubles
119	OJSC NWT, OJSC RTComm.RU	No.27-04 of 29.07.04	**V.Ye. Belov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTComm.RU	lease	23,360.00 roubles
120	OJSC NWT, OJSC RTComm.RU	No.27-04 of 29.07.04	**V.Ye. Belov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTComm.RU	communication services	21,030.00 roubles

121	OJSC NWT, OJSC Rostelecom	No.27-04 of 29.07.04	**V.N. Yashin, V.E. Belov and S.N. Panchenko**- members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional Agreement to the contract on the internetwork interaction	-
122	OJSC NWT, Medexpress ICJSC	No.28-04 of 16.08.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	67.00 conventional units
123	OJSC NWT, OJSC RTComm.RU	No.28-04 of 16.08.04	**V.Ye. Belov** – Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC RTComm.RU	communication services	-
124	OJSC NWT, Non-Profit Partnership -Centre for Research of Telecommunications Development Problems	No.30-04 of 24.08.04	**S.I. Kuznetsov**– Member of the Board of Directors of OJSC North-West Telecom and Member of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems **V.E. Belov**– Member of the Board of Directors of OJSC North-West Telecom and Chairperson of the Council of the Non-Profut Partnership Centre for Research of Telecommunications Development Problems	Additional agreement to the agency agreement	3,313,204.74 conventional units
125	OJSC NWT, LLC RSU-Telecom	No.30-04 of 24.08.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	contractor's agreement	86,691.06 roubles
126	OJSC NWT, LLC RSU-Telecom	No.30-04 of 24.08.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	contractor's agreement	68,250.02 roubles
127	OJSC NWT, LLC RSU-Telecom	No.30-04 of 24.08.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	contractor's agreement	272,233.08 roubles
128	OJSC NWT, RPK Svyazist LLC	No.30-04 of 24.08.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	contract of sale and purchase	1,754,284.77 roubles

129	OJSC NWT, OJSC National Payphone Network	No.30-04 of 24.08.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC National Payphone Network	connection and technical support	1,000 conventional units
130	OJSC NWT, Medexpress ICJSC	No.31-04 of 03.09.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	32,715.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
131	OJSC NWT, CJSC Delta Telecom	No.31-04 of 03.09.04	**V.A Akulich** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	Additional agreement to the contract of lease	3,000.00 roubles
132	OJSC NWT, Medexpress ICJSC	No.34-04 of 27.09.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	290,745.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
133	OJSC NWT, Medexpress ICJSC	No.34-04 of 27.09.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	17,856.00 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
134	OJSC NWT, Medexpress ICJSC	No.34-04 of 27.09.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	insurance	1,211,643.23 roubles
			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		

4th quarter of the year 2004					
135	OJSC NWT, NPF Telecom-Soyuz	No.35-04 of 08.10.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of NPF Telecom-Soyuz	Non-governmental pension security	56,736,000.00 roubles
136	OJSC NWT, NPF Telecom-Soyuz	No.35-04 of 08.10.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of NPF Telecom-Soyuz	Non-governmental pension security	19,421,000.00 roubles
137	OJSC NWT, OJSC Moscow City Telephone Network	No.37-04 of 26.10.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Moscow City Telephone Network **I.M. Ragozina** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC Moscow City Telephone Network	manufacture and delivery of products	5,077.89 roubles
138	OJSC NWT, Medexpress ICJSC	No.37-04 of 26.10.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	73,540.40 conventional units
139	OJSC NWT, Medexpress ICJSC	No.37-04 of 26.10.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	13,727.50 roubles
140	OJSC NWT, Medexpress ICJSC	No.37-04 of 26.10.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	10,418.12 roubles

141	OJSC NWT, Medexpress ICJSC	No.37-04 of 26.10.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	39,771.00 roubles
142	OJSC NWT, Medexpress ICJSC	No.37-04 of 26.10.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	insurance	2,470.00 roubles
143	OJSC NWT, RPK Svyazist LLC	No.37-04 of 26.10.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	lease	368,375.94 roubles
144	OJSC NWT, CJSC Neva Kabel	No.37-04 of 26.10.04	OJSC NWT holds more than 20 per cent of the voting shares of the second party to the transaction (share of OJSC NWT in OJSC Neva-Kabel is 48.97%)	lease	130,853.33 roubles
145	OJSC NWT, CJSC Neva Kabel	No.38-04 of 29.10.04	OJSC NWT holds more than 20 per cent of the voting shares of the second party to the transaction (share of OJSC NWT in OJSC Neva-Kabel is 48.97%)	sale of real estate	1,416,000.00 conventional units
146	OJSC NWT, Medexpress ICJSC	No.41-04 of 24.11.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	29,695.00 roubles
147	OJSC NWT,CJSC Delta Telecom	No.41-04 of 24.11.04	**V.A Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	contract of sale and purchase	68,122.58 roubles

148	OJSC NWT, LLC Medexpress Service	No.41-04 of 24.11.04	OJSC NWT, jointly with its affiliated party ICJSC Medexpress, holds all in all over 20 per cent of the second party in the transaction (LLC Medexpress Service). The interest of ICJSC Medexpress in LLC Medexpress Service is 100%. The interest of OJSC NWT in ICJSC Medexpress is 34.59%.	Additional agreement to the contract of lease	120,665.00 roubles
149	OJSC NWT, OJSC Rostelecom	No.41-04 of 24.11.04	**V.N. Yashin, S.N. Panchenko and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional agreement to the contract of lease	16,918.03 roubles
150	OJSC NWT, OJSC Rostelecom	No.42-04 of 01.12.04	**V.N. Yashin, S.N. Panchenko and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	contract of sale and purchase	613,263.30 roubles
151	OJSC NWT, OJSC Rostelecom	No.42-04 of 01.12.04	**V.N. Yashin, S.N. Panchenko and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	contract of sale and purchase	2,238,676.79 roubles
152	OJSC NWT, Medexpress ICJSC	No.44-04 of 15.12.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	111,852.00 roubles

			G.B. Chernyak - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress		
153	OJSC NWT, Medexpress ICJSC	No.44-04 of 15.12.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	27,490.00 roubles
154	OJSC NWT, Medexpress ICJSC	No.44-04 of 15.12.04	**V.N. Yashin** – Member of the Board of Directors of OJSC North-West Telecom and Member of Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC North-West Telecom and Member of the Supervisory Board of ICJSC Medexpress	Additional agreement to the contract of insurance	79,098,977.00 roubles
155	OJSC NWT, RPK Svyazist LLC	No.44-04 of 15.12.04	OJSC NWT is the only participant of the second party in the transaction (the interest is 100%).	lease	496.27 conventional units
156	OJSC NWT, CJSC Delta Telecom	No.44-04 of 15.12.04	**V.A Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	provision of services	8,500.00 roubles
157	OJSC NWT, CJSC Delta Telecom	No.44-04 of 15.12.04	**V.A Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC North-West Telecom and Member of the Board of Directors of CJSC Delta Telecom	provision of services	8,500.00 roubles
158	OJSC NWT, OJSC National Payphone Network	No.47-04 of 28.12.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC National Payphone Network *A shareholder of OJSC NWT (OJSC Svyazinvest) jointly with his affiliated party (OJSC Mobitel is 100% affiliate of OJSC Svyazinvest) holds more than 20 per cent of the second party to the transaction (OJSC NTS)*	provision of services	-

159	OJSC NWT, OJSC Rostelecom	No.47-04 of 28.12.04	**V.N. Yashin, S.N. Panchenko and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	contract of agency	-
160	OJSC NWT, OJSC National Payphone Network	No.47-04 of 28.12.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of OJSC National Payphone Network *A shareholder of OJSC NWT (OJSC Svyazinvest) jointly with his affiliated party (OJSC Mobitel is 100% affiliate of OJSC Svyazinvest) holds more than 20 per cent of the second party to the transaction (OJSC NTS)*	provision of services	4,543,000 roubles
161	OJSC NWT, NPF Telecom-Soyuz	No.47-04 of 28.12.04	**V.N. Yashin** - Member of the Board of Directors of OJSC North-West Telecom and Member of the Board of Directors of NPF Telecom-Soyuz	Non-governmental pension security	56,072,652.01 roubles
162	OJSC NWT, OJSC Rostelecom	No.47-04 of 28.12.04	**V.N. Yashin, S.N. Panchenko and I.M. Ragozina-** members of the Board of Directors of OJSC North-West Telecom and members of the Board of Directors of OJSC Rostelecom *A shareholder of OJSC NWT (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares holds more than 20 per cent of the voting shares of the second party to the transaction (OJSC Rostelecom)*	Additional Agreement to the contract on the internetwork interaction	-

X. KEY RISK FACTORS.

Analyzing the possibility of strengthening its position in the communication services market, OJSC NWT distinguishes the following basic risks that may significantly affect the company's operation:

1. Introduction of the time-based call billing system, which may result in a reduction of Company's income.

2. Choice of the Company as the universal service operator.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators. The deductions to the reserve will entail a risk of lower profitability of the operator's business.

Should the Company be chosen as the universal service operator, there is a risk of late and/or incomplete reimbursement for Company's expenses (losses caused by the provision of universal communication services) from the Universal Service Fund. Besides, there is a risk that the procedure for reimbursement for losses caused by the provision of universal communication services will not be established in due time (according to clause 3, article 61 of the Federal Law "On Communication", this procedure is to be established by the RF Government), without which it is impossible to get a reimbursement in principle.

3. Liberalization of the telecommunications market and introduction of new inter-operator interaction rules.

4. Incompliance of the rates used in the development forecast and in the budget with decisions of the Federal Rates Service.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the company's business. They are related to tariff revision.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability. Besides, the company cannot forecast the dynamics of rates changes, therefore an accurate calculation of the profitability level of the operation is difficult. At the moment, rates for basic communication services are formed by the "costs plus" method, i.e. proceeding from Company's justified costs plus the profit rate.

5. Changes in the licensing conditions for certain communication services, which may entail the need of resources re-distribution and the need of changing the Company's plans related to providing such services.

6. Increased scale of social projects and special-purpose projects implemented by the Company in the framework of federal and regional target programmes aimed at developing the infocommunication infrastructure, expanding the range and improving the quality of telecommunication services. Such an event may result in a reduced efficiency of implementing the Company's investment programmes and reduced planned income in the future.

Taking into account this potential risk, the Company's investment planning limits the volume of investment for implementing the said projects to the amount of 5% of the total volume of investment, unless otherwise provided for by the respective federal and regional target programmes.

7. Risk of displacement of certain services of the Company, which may lead to losses of Company's income.

Considering the active development of cellular communication and IP-telephony in the Northwestern Federal District and the emergence of new operators in the telecommunications market, the risks of displacement of certain services of OJSC NWT are serious for the Company:

Table 26

No.	Communication services prone to risk of displacement	Consumer segment	Displacing services	Risk	Measures making it possible to control the displacement process
1.	Long-distance and international communication	Population, small and medium business, corporate clients	Cellular communication, IP-telephony, long-distance and international communication services of alternative operators[1].	Risk of receiving no planned income from long-distance and international communication services because of the outflow of traffic to mobile networks, IP-telephony and alternative operators' networks.	Increase of the subscriber base of legal entities and individuals Optimization of relationships with operators in respect of rates and the range of services provided)[2].
2.	Local and intraareal communication	Population, small and medium business, corporate clients	Cellular communication and IP-telephony	Risk of the outflow of traffic to mobile networks, risk of clients sifting from a subscriber line.	Programmes for retaining corporate clients Prime-cost and price-formation control for the services of local and intraareal communication
3.	Lease of channels, data transmission and corporate telephony	Corporate clients	IP VPN.	Risk of client base loss and business sector income reduction	Provision of a set of services to corporate clients (including the creation of IP VPN)

[1] Through lower rates for long-distance and international communication services of alternative operators (direct price competition).

[2] The outflow of traffic from users to mobile network operators is a process of the inevitable development of the information-oriented society, therefore the Company's main task is to ensure the maximum compensation for the income earned from subscribers for traffic (area and long-distance traffic) by the income received from the operators of mobile networks affiliated with the Company.

XI. DATA ON PARTICIPATION OF THE COMPANY IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (IN WHOSE AUTHORIZED CAPITAL THE SHARE OF THE COMPANY IS AT LEAST 10 %)

Table 27

No.	Organization *	Basic areas of business **	Share in authorized capital of the organization in %	Contribution in the authorized capital		Basic indices of the performance		
				nominal	actual	Number of Subscriber / lines	Proceeds, thousand roubles	Net profit (thousand roubles)
1	LLC Parma Paging	Personal radio paging services	100	100	100	1425	4260	-1842
2	LLC Pagetelecom (*)	Personal radio paging services	100	185	185	0	1000,9	-274,5
3	LLC Novgorod Datacom	Services of data transmission; telematic services; voice transmission telematic services	52	52	52	574	18085	-109
4	OJSC Kolatelecom	Broadband cable TV services	50	75	75		26345	-6736
		users: - cable TV				1478		
		- Internet				575		
5	LLC Parma Inform	Provision of telematic services and data transmission services	50	100	100	1029	49737	2601
6	CJSC Parma Telecom	Provision of local, long-distance and international telephone communication services	34,18	34,18	34,18	0	14,9	-2,45
7	CJSC WestBaltTelecom	Provision of local, long-distance and international telephone communication services. Provision of data transmission services; Provision of telematic services	28	11343	11343	36916	161573	24463

(*) under liquidation

Comments to the *table:*

Explanatory note with a brief description of each organization and its operation based on the results of work in 2004 with important facts of participation in the year under report

* - name of the organization, in which the Company is:

a) a founder;

b) a shareholder (stakeholder).

** - for organizations providing cellular telephone communication services, the standard is indicated.

Brief Description of the Operation of the Organizations Based on the Results of Work in 2004 with Important Facts of the Participation in the Year under Report

LLC Pagetelecom (100% in the authorized capital)

In 2004 LLC Pagetelecom was the only operator providing paging communication services in the telecommunication market of the town of Cherepovets. After cellular communication operators came to the market (Megafon, MTS and BeeLine trademarks), the client base of Pagetelecom started diminishing more swiftly, which corresponds to the general trend and is accounted for by the competitive advantages of cellular operators. The operation of the company in 2004 was unprofitable. As there are no prospects for further operation of the Company, OJSC NWT has taken a decision on voluntary winding up of LLC Pagetelecom and the winding up procedures were started late in 2004.

LLC Parma-Paging (100% in the authorized capital)

LLC Parma-Paging provides paging services in 5 towns and district centers of the Republic of Komi: Syktyvkar, Vizinga, Vorkuta, Inta and Ukhta. The basic clients are individuals, small business and budgetary organizations. In spite of the attempts at taking marketing measures for the purposes of sales stimulation and subscriber base growth in 2004, there is a constant decrease of the subscriber base of users.

The financial indicators of the Company show a decline: the annual proceeds amounted to 4,260 thousand roubles, which is half the proceeds of the previous year; the operation results for 2004 include a loss of 1,842 thousand roubles.

LLC Novgorod Datacom (52% in the authorized capital)

LLC Novgorod Datacom ensures the provision of telematic services (e-mail, access to information resources, file transmission, voice information transmission) and, besides the "traditional" services (dial-up and dedicated Internet access), actively develops such new areas as: IP-telephony and accompanying services (the city Intranet network and telecasting via broadband channels). In 2004 the company earned proceeds to the amount of 18,085 thousand roubles.

OJSC Kolatelecom (50% in the authorized capital)

In 2004, broadcasting and telecasting via the cable TV network became the basic area of OJSC Kolatelecom's activities (50% stake), besides, the company continued to:

- lease out communication channels;
- provide data transmission services and to
- provide telematic services;

The volume of proceeds is 26,345 thousand roubles, which is somewhat higher than the same index in the previous year.

LLC Parma Inform (50% in the authorized capital)

LLC Parma Inform is a data transmission network and telematic services node operator working in the Republic of Komi. The basic clients are big business, small business and budgetary organizations. In 2004 the Company was active in launching advertising and information events and, as a result, the company is known and recognized better and has established itself as an advanced and stably developing supplier of telecommunication services. The company's key financial indices of the year 2004 show a sustainable growth. The proceeds are 49,737 thousand roubles, the net profit is 2,601 thousand roubles, which is thrice higher than this index for the previous year.

LLC Parma-Telecom (34.18% in the authorized capital)

The *** basic area of the Company's activities is the transmission of fax messages from a public call office of a branch of the interregional companies. The basic clients are individuals.

In 2004 the Company's proceeds amounted to 15,000 roubles, however, the financial result of the operation was a loss of 2.45 thousand roubles.

CJSC WestBalt Telecom (28% in the authorized capital)

CJSC WestBalt Telecom (WestBalt Telecom trademark) provides the complete range of public network communication (local, long-distance and international) services in Kaliningrad, as well as Internet services (ByteCity trademark) and data transmission services on the basis of the Frame Relay technology. The Company has a network of automated communication centres (Messenger+ (Svyaznoy+) trademark). The bulk of the clientele are the population and small business. In 2004 the proceeds of the Company amounted to 161,573 thousand roubles and the net profit 24,463 thousand roubles.

XII. WORK WITH THE PERSONNEL.

12.1. Labour and Wages

OJSC NWT's labour and wages organization in 2004 was aimed at further improvement of the efficiency of employees' labour use with the minimum costs.

Remuneration of labour and provision of social privileges to employees of OJSC NWT in 2004 was regulated by the Collective Agreement approved by the Resolution of the Conference of Employees of 18th December 2003, that took effect on 1st January 2004, and by the local standard acts – the Provisions on Remuneration of Labour worked out by each branch and by the General Directorate on the basis of the Collective Agreement and the Agreement on Rates in the Industry. A standing committee worked on introducing amendments and additions to the Single Collective Agreement of OJSC NWT.

The constant part of the wages was formed proceeding from the minimum wage rates scale (salary) of the 1st labour remuneration category adopted in the branches, taking into account constant extra pays and surpluses to employees as established by the active law and the Provisions on Labour Remuneration.

The basis of the existing labour remuneration and personnel incentive system is the dependence of wages of each employee on his/her skills, educational level, scope of work done, variety of functions performed, degree of responsibility, complexity and intensity, quantity and quality of labour spent.

Bonuses of two types were awarded to employees: regular bonuses provided for by the labour remuneration system for results of work and lumpsum incentive pays supplementing the systems of assessment of and payment for employees' labour contribution and achievement of certain goals.

The amount of the bonus fund for results of work depends on the performance of the basic economic indices of the Budget. Bonuses to the key employees of OJSC NWT – employees directly influencing the implementation of the long-term economic strategy – were awarded on the basis of the work results for a quarter for the fulfilled indices of the Budget.

Bonuses to other employees were paid on a monthly basis for performance of the bonus indicators established for each structural unit.

To enhance the competitive capacity of OJSC NWT in the market of labour, and to engage and retain highly skilled specialists, in 2004 the branches took measures to increase the share of the rate (fixed salary) part in wages, with a simultaneous reduction of the list of extra pays and rises in wages. As a result of the improvement of the labour remuneration system, changes took place in the structure of the wages fund as compared to the previous year, 2003. The share of the rate (fixed salary) part in the total wages fund grew by 2.7%, the share of other pays increased by 2.3%; the share of welfare benefits paid to employees decreased insignificantly (by 0.5%); and the share of bonuses increased by 0.4% through all sources.

The growth of operating income, cost optimization, improvement of the organizational structures of branches and personnel number optimization became the sources of the OJSC NWT's employees' wages growth.

In 2004 the average monthly wages of the employees on the payroll increased by 32.7% as compared to the previous year and amounted to 10,617 roubles against 7,998 roubles in 2003.

Very important in the personnel management strategy are immaterial incentives. Awarding the employees is an element of motivation, on which the Company's management places high emphasis. Awards facilitate the motivation of the working team on the whole and help to outline the values reflecting the corporate culture of the Company. In 2004, all in all 260 employees received rewards of various levels. For personal contribution to the development and improvement of the facilities and quality of communication, 78 employees were awarded the honorary title of

Master of Communications, 4 the Honorary Communicator badge, 12 the Diploma of OJSC Svyazinvest, 134 the Diploma of OJSC NWT, and to 32 OJSC NWT expressed its gratitude.

The well thought-out personnel policy of the Company retains highly skilled specialists, strengthens the corporate spirit and is the basis of the technical maintenance and development of communication networks and facilities in the Northwestern region of Russia.

Table 28

INFORMATION ON THE NUMBER AND WAGES OF THE OJSC NWT'S EMPLOYEES

Index	Unit of measurement	2003	2004	Changes rate %
Average number, total	persons	29 157	28 840	98,9
including:				
Average personnel number	persons	**28 625**	**28 471**	**99,5**
Average number of employees combining jobs	persons	87	87	100,0
Average number of employees who worked under civil contracts	persons	445	282	63,4
Wages fund, total	thousand roubles	2 779 854,0	3 671 032,9	132,1
including:				
Wages fund of those on the payroll	thousand roubles	**2 747 200,4**	**3 627 347,4**	**132,0**
Wages fund of employees combining jobs	thousand roubles	3 484,6	4 503,5	129,2
Remuneration of employees who worked under civil contracts	thousand roubles	19 614,6	18 806,1	95,9
Wages fund of those not on the payroll	thousand roubles	9 554,4	20 375,9	213,3
Average monthly wages of the employees on the payroll	**roubles**	**7 998**	**10 617**	**132,7**
Social paymetns, total	thousand roubles	98 420,6	167 144,0	169,8
Social payments for employees on the payroll	thousand roubles	**86 530,4**	**150 938,7**	**174,4**
Social payments for double jobbers	thousand roubles	2,5	1,9	76
Social payments for employees who are not on the payroll	thousand roubles	11 887,7	16 203,4	136,3
Average monthly income of the employees on the payroll	**roubles**	**8 250**	**11 059**	**134,0**

12. 2. Improving the Management Structure.

On 01.01.04 the Cherepovetselectrosvyaz branch was reorganized in the form of affiliation with the Vologdaelectrosvyaz branch.

In 2004 the structures of Company's branches were optimized, and, as a result, three communication nodes were liquidated and new organizational structures of the following branches of the Company were approved:

- Elecrosvyaz of Vologda Oblast - Minutes No. 325-04(26) of 06.09.2004;
- Petersburg Payphone Network - Minutes No. 327-04(38) of 08.10.2004;
- Artelecom of Arkhangelsk Oblast - Minutes No. 332-04(33) of 16.11.2004;
- Svyaz of Komi Republic- Minutes No. 332-04(33) of 16.11.2004.

The organizational structure of the General Directorate was improved during 2004 as the functions distribution among the services was adjusted; the latest version of the organizational structure was approved by the decision of the Management Board of 08.10.2004, Minutes No. 327-04(28).

Open Joint Stock Company North West Telecom

Organization chart



GENERAL MEETING OF THE SHAREHOLDRES
Committee for Audit
Committe for Appointments and Renumeration
Board of Directors
Committee for Strategic Development
Committee for Corporate Management
General Manager
Management Borad
General Directorate
Coordinating Board
Artelecom of Arkhangels Oblast Branch
Lensvyaz Branch
Murmanelectrosvyaz Branch
Novgorodtelecom Branch
Petersburg Telephone Network Branch
Svyaz of the Komi Republic Branch
Electrosvyaz of Vologda Oblast Branch
Electrosvyaz of Kaliningrad Oblast Branch
Electrosvyaz of Pskov Oblast Branch
Electrosvyaz of the Republic of Karelia Branch



Change in OJSC NWT's staff number
Average number of employees on the payroll
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2401
2358
9529
9225
185
147
16510
14808
28625
26538
Managers
Specialists
Employees
Workers
Total
Personnel categories
2003
2004

Figure 1. Changes of the Company's staff on the payroll by staff categories.[3]

12.3. Personnel Management.

The personnel policy and social policy are an integral part of the entire managerial activities and operational policy of the Company. The organization of the personnel and social policy in 2004 was aimed at developing and improving the existing system of personnel management, adequately meeting the interests of OJSC NWT. The basic goals of the personnel management system are:

- ensuring the optimum employment of the employees, the maximum use of the mastery, experience and intellectual potential of the personnel, labour use efficiency and labour safety,
- ensuring the conditions for the growth of employees' income on the basis of the system of social-labour rights and guarantees, motivation of the personnel for efficient and highly productive labour on the basis of the principles of social partnership and mutual responsibility of the parties in the relationships of the employer and employees,
- ensuring the necessary conditions for the development of the personnel, professional and personal growth of the employees,
- bringing up the adherence of the personnel to the corporate standards and values.

[3] For data comparison, the number of the Company's personnel for the year 2004 is given without taking into account the companies Svyaz of the Republic of Komi and OJSC Lensvyaz that were affiliated with the Company on 01.10.04.

The achievement of the basic goals was largely ensured by implementing the policy of personnel number optimization in 2004. The staff of OJSC NWT on the payroll as of 01.01.2004 was 27,909, while as of 31.12.2004 it was 34,728. The staff on the payroll increased by 6819 persons as a result of the reorganization in the form of affiliation of the two branches on 01.10.2004: Lensvyaz and Svyaz of the Republic of Komi. In line with the optimization programmes, the staff on the payroll decreased by 221 as of 31.12.2004 as compared to 01.10.2004. In comparison under comparable conditions (i.e. taking into account the personnel number of the branches Svyaz of the Republic of Komi and Lensvyaz from the start of the year), the personnel has decreased by 10.3%, or 3,959 employees.

The dynamics of the staff on the payroll of branches during the year are shown in the diagram:


Dynamics of the staff on the payroll for the year 2004.
units
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
4 180
4 120
3 342
3 201
2 405
2 633
2 651
3 945
3 986
4 021
3 934
3 196
7 651
7 040
Artelecom of Arkhangelsk Oblast
Electrosvyaz of Vologda Oblast
Electrosvyaz of Kaliningrad Oblast
Electrosvyaz of the Republic of Karelia
Svyaz of the Komi Republic
Svyaz of the Komi Republic
Murmanelectrosvyaz
Novgorodtelecom
Petersburg Telephone Network
Electrosvyaz of Pskov Oblast
As of 01.01.2004
As of 31.12.2004

In 2004 systematic measures were taken to improve the quality of employees. The number of employees who have graduated from higher educational institutions in the total number of the personnel grew. The share of employees who have graduated from higher educational institutions in the total staff on the payroll increased by 3%. As of 1st January 2004 the share of employees who have graduated from higher educational institutions was 22.5%, while as of 31st December 2004 it was 23.1%. The share of employees who have graduated from higher educational institutions in the total staff on the payroll increased in all branches during the year.

The dynamics of the share of employees who have graduated from higher educational institutions in the total staff on the payroll by branches is shown on the diagram:


Dynamics of the share of OJSC North-West Telecom's employees
who graduated from higher school, 2004


35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
16.7%
17.8%
19.2%
21.8%
22.8%
21.5%
17.4%
24.7%
26.0%
21.2%
31.0%
32.4%
19.0%
Artelecom of Arkhangelsk Oblast
Electrosvyaz of Vologda Oblast
Electrosvyaz of Kaliningrad Oblast
Electrosvyaz of the Republic of Karelia
Svyaz of the Komi Republic
Svyaz of the Komi Republic
Murmanelectrosvyaz
Novgorodtelecom
Petersburg Telephone Network
Electrosvyaz of Pskov Oblast
01.01.2004
31.12.2004

7,550 employees, including 1,785 managers and 3,307 specialists underwent a course of refresher training without stopping their work. 29 employees with academic degrees, including 27 candidates of sciences and 2 doctors of sciences work for the Company.

The onrush of market relations and information technologies has significantly changed the perception of teaching and its role in the competitive advantages of the Company.

Today OJSC NWT uses the entire arsenal of means and methods of training, proceeding from the economic and methodological advisability of applying them.

The Company's training system is organized according to the principle of revealed priority areas of training based on the strategic needs of the business, business plans and job requirements. The following areas have been taken as the priority areas of training in 2004:

- the latest techniques and technologies,
- management,
- change control,
- team formation.

The training system of OJSC NWT includes unified provisions and procedures applied at the enterprise, that determine the principles and regulate the processes of revealing and analyzing

the needs, planning, organization and coordination of personnel training, assessment of the efficiency of training, as well as expenditure control.

765 employees of OJSC NWT have been trained under the programmes of training/skill conversion at higher and secondary educational institutions. In 2004 two per cent of those who underwent training were promoted.

Besides, in 2004 the implementation of the "Efficient Manager" programme was completed. The programme was aimed at forming the Company-related value orientation of the managers. The Programme consisted of 4 blocks: "Strategic Management", "Production Management", "Human Resources Management" and Communications Management". 11 persons – potential managers of OJSC NWT's communication nodes – have undergone training.

The human resources potential of the Company is one of the most important factors determining its success. Thus, the efficiently organized personnel training system is the pledge of a successful operation of the Company in the market of communication services under the conditions of constantly aggravating competitive struggle.

In 2004 the work of attracting young employees to the Company continued. Thus, fir the year the number of employees younger than 40 years old grew from 11,400 to 15,655. In the current year 106 graduates of communication educational institutions were employed, including 51 persons who had graduated from higher school and 56 who had graduated from secondary school.

The distribution of the number of OJSC NWT's staff on the payroll by ages is shown on the diagram:


Distribution of the number of OJSC North-West Telecom's employees by age as of 01.01.04.
older than 55
7.2%
younger than 25
7.0%
from 25 to 35 years old
21.6%
from 35 to 55 years old
64.2%

Long-term work to form a personnel reserve for executive positions was carried out in all structural units of the Company on a systematic basis. High emphasis was placed in the efficiency of preparing the reserve, to which employees possessing the respective potential and skills and capable of working with people were selected.

XIII. INFORMATION ON THE BODIES OF THE COMPANY

The general meeting of the shareholders is the supreme management body of the company;

13.1. Board of Directors.

MEMBERS OF THE BOARD OF DIRECTORS OF
OJSC North-West Telecom
(elected by the annual General Meeting of the Shareholders on June 30, 2004)

Table 29

№	Full name:	Date of birth	Position occupied
1.	Vladimir Alexandrovich Akulich	23.08.1956	OJSC North-West Telecom
2.	Vadim Yevgenyevich Belov	22.05.1958	OJSC Svyazinvest Deputy General Manager
3.	Alexandr Alexandrovich Gogol	12.06.1946	St. Petersburg State University of Telecommunications Rector
4.	Dmitry Georgiyevich Yefimov	21.11.1962	Association for Investors' Rights Protection Leader of the team of independent directors
5.	Alexandr Vyacheslavovich Ikonnikov	05.04.1971	Association for Investors' Rights Protection Executive Manager
6.	Sergey Ivanovich Kuznetsov	25.12.1953	General Manager OJSC North-West Telecom
7.	Dmitry Vladimirovich Levkovsky	24.08.1965	NCH Advisors, Inc. Vice-President
8.	Stanislav Nikolayevich Panchenko	24.08.1945	Deputy General Manager OJSC Svyazinvest
9.	Irina Mikhailovna Ragozina	28.07.1950	Manager of the Department of corporate management, OJSC Svyazinvest
10	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director
11	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager

MEMBERS OF THE BOARD OF DIRECTORS OF OJSC North-West Telecom

(elected by the Extraordinary General Meeting of the Shareholders on September 20, 2004)

Table 30

№	Full name:	Date of birth	Position occupied
1.	Vladimir Alexandrovich Akulich	23.08.1956	OJSC North-West Telecom. General Manager
2.	Alexandr Alexandrovich Gogol	12.06.1946	St. Petersburg State University of Telecommunications Rector
3.	Dmitry Georgiyevich Yefimov	21.11.1962	Association for Investors' Rights Protection Leader of the team of independent directors
4.	Alexandr Vyacheslavovich Ikonnikov	05.04.1971	Association for Investors' Rights Protection Executive Manager
5.	Dmitry Vladimirovich Levkovsky	24.08.1965	NCH Advisors, Inc. Vice-President
6.	Sergey Alexandrovich Orlov	07.11.1962	OJSC Svyazinvest Chief Executive – Director of the International Cooperation Department
7.	Stanislav Nikolayevich Panchenko	24.08.1945	OJSC Svyazinvest Deputy General Manager
8.	Oxana Valeryevna Petrova	04.01.1973	OJSC Svyazinvest Deputy Head of the Methodology Division of the Corporate Governance Department
9.	Irina Mikhailovna Ragozina	28.07.1950	OJSC Svyazinvest Corporate Governance Department Director
10.	Ivan Ivanovich Rodionov	30.11.1953	AIG Branswick Capital Management Managing Director
11.	Valery Nikolayevich Yashin	21.06.1941	OJSC Svyazinvest General Manager

According to the Order of FSFO (Federal Service for Financial Restructuring) dated 15th December 2004 No.04-1245/pz-n, Appendix 1 to the Order, clause 2, the following persons are independent directors:
Alexandr Alexandrovich Gogol, Dmitry Georgiyevich Yefimov, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Sergey Alexandrovich Orlov, Oxana Valeryevna Petrova, Irina Mikhailovna Ragozina, Ivan Ivanovich Rodionov.

Chairperson of the Board of Directors: Valery Nikolayevich Yashin

1) **Valery Nikolayevich Yashin**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1996 – till now
Organization: Telecom-Soyuz Non-Governmental Pension Fund
Position: Chairperson of the Fund Council

Period: 1998 – till now
Organization: St. Petersburg Payphones Closed Joint-Stock Company
Position: member of the Board of Directors

Period: 1998 – till now
Organization: Telecominvest Open Joint-Stock Company
Position: Chairperson of the Board of Directors

Period: 1999 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company
Position: General Manager

Period: 1999 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company
Position: Chairman of the Management Board

Period: 2000 – till now
Organization: Moscow City Telephone Network Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2000 – till now
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: Chairperson of the Board of Directors

Period: 2000 – till now
Organization: Electrosvyaz of Moscow Oblast Open Joint-Stock Company
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: Chairperson of the Board of Directors

Period: 2001 – till now

Organization: National Payphone Network Open Joint-Stock Company
Position: Chairperson of the Board of Directors

Period: 2002 – till now
Organization: Open Joint-Stock Company North-West Telecom
Position: Chairperson of the Board of Directors

Period: 2002 – till now
Organization: The Russian Foundation of the History of Communications
Position: member of the Management Board

Period: 2003 – till now
Organization: FC-Zenith Closed Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: Medexpress Insurance Closed Joint-Stock Company
Position: member of the Supervisory Board

Percentage of owned common stock: 0,089292 %

2) **Vladimir Alexandrovich Akulich**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1998 – till now
Organization: Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Position: Chairperson of the State Examination Board and of the State Certification Board

Period: 2004 – till now
Organization: Telecominvest Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: Inter-regional Transit Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: Moscow City Telephone Network Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: Moscow Cellular Communication Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now

Organization: North-West Telecom Open Joint-Stock Company
Position: General Manager, Chairperson of the Management Board

Percentage of owned common stock: no share

3) ***Alexandr Alexandrovich Gogol***
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1998 – till now
Organization: Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Position: Rector

Period: 2003 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: St. Petersburg Telecommunication Centre – Closed Joint-Stock Company
Position: member of the Board of Directors

Percentage of owned common stock: no share

4) **Dmitry Georgiyevich Yefimov**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1993 – till now
Organization: Association for Investors' Rights Protection
Position: Head of the Corporate Management Department

Period: 2004 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Percentage of owned common stock: no share

5) **Alexandr Vyacheslavovich Ikonnikov**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 2002 – till now
Organization: National Association of Independent Directors
Position: Chairman of the Management Board

Period: 2002 – till now
Organization: Association for Investors' Rights Protection
Position: Director

Period: 2002 – till now
Organization: Central Telecommunication Company - Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2002 – till now
Organization: Open Joint-Stock Company North-West Telecom
Position: member of the Board of Directors

Percentage of owned common stock: no share

6) **Dmitry Vladimirovich Levkovsky**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1995 – till now
Organization: "NCH Advisors, Inc"
Position: Vice-President

Period: 2000 – till now
Organization: Open Joint-Stock Company North-West Telecom
Position: member of the Board of Directors

Period: 2002 – till now
Organization: Uralsvyazinform Open Joint-Stock Company
Position: member of the Board of Directors

Percentage of owned common stock: no share

7) **Sergey Alexandrovich Orlov**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 2001 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company
Position: Chief Executive – Director of the International Cooperation Department

Period: 2004 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Percentage of owned common stock: no share

8) **Stanislav Nikolayevich Panchenko**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1998 – till now

Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company
Position: Deputy General Manager

Period: 1998 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company
Position: member of the Management Board

Period: 1999 – till now
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: member of the Board of Directors

Period: 2001 – till now
Organization: Dagsvyazinform Open Joint-Stock Company
Position: Chairperson of the Board of Directors

Period: 2003 – till now
Organization: Southern Telecommunication Company - Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: Uralsvyazinform Open Joint-Stock Company
Position: member of the Board of Directors

Percentage of owned common stock: no share

9) **Oxana Valeryevna Petrova**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1999 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company
Position: Leading Specialist, Chief Specialist, Deputy Head of the Division - Corporate Management Department

Period: 2001 – till now
Organization: Central Telecommunications Company - Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2004 – till now
Organization: North-West Telecom Open Joint-Stock Company
Position: Member of the Board of Directors
Percentage of owned common stock: no share

10) **Irina Mikhailovna Ragozina**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1996 – till now
Organization: North-West Telecom Open Joint-Stock Company
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: member of the Board of Directors

Period: 1999 – till now
Organization: Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company
Position: Corporate Governance Department Director

Period: 2000 – till now
Organization: Moscow City Telephone Network Open Joint-Stock Company
Position: member of the Board of Directors

Period: 2002 – till now
Organization: Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication
Position: member of the Board of Directors

Percentage of owned common stock: no share

11) **Ivan Ivanovich Rodionov**
Citizenship: RF
Education: Higher
Other positions occupied:
Period: 1997 – till now
Organization: Representative office, AIG-Brunswick Capital Management Limited Company
Position: Managing Director

Period: 1998 – till now
Organization: IBS Company
Position: member of the Board of Directors

Period: 2002 – till now
Organization: Open Joint-Stock Company North-West Telecom
Position: member of the Board of Directors

Percentage of owned common stock: no share

Remuneration to Members of the Board of Directors

In compliance with article 7 of the Provisions of the Board of Directors, approved by the decision of the Joint (Extraordinary) General Meeting of the Shareholders of February 14, 2003, Members of the Board of Directors are reimbursed for expenses related to their discharge of the duties of the Members of the Board of Directors, and a remuneration is paid.

The remuneration consists of a quarterly remuneration, which is established for each Member of the Board of Directors as a percentage of the Company's proceeds from the sale of goods, jobs and services for the quarter under report according to the data of the Company's accounting, and an annual remuneration, which is established for the entire Board of Directors as a percentage of the Company's net profit for the year under report according to the data of the Company's accounting.

At the same meeting, the standard remunerations were established: 0.0065% of the proceeds for quarterly remuneration and 0.4% of the net profit for annual remuneration.

The Board of Directors suggested that the annual general meeting of the shareholders of June 23, 2003 should reduce the standard quarterly remuneration to 0.0062% of the proceeds and leave the standard annual remuneration without changes.

By the decision of the annual general meeting of the shareholders of OJSC NWT of 30th June 2004, amendments were introduced to article 7 of the Provisions on the Board of Directors in respect of the procedure for determining remunerations:

- the quarterly remuneration to each member of the Board of Directors will be 200,000 roubles and that to the Chairperson will be determined using the factor of 1.5,
- the annual remuneration for the entire the Board of Directors is established as a percentage of the Company's EBITDA according to the data of accounting according to the IFRS for the reporting year and a percentage of the Company's net profit allocated for dividend payment based on the results of the reporting year. The standard (percentage) of deductions for the calculation of the annual remuneration is determined by the decision of the general meeting of the shareholders.

In 2004 the total amount of remuneration to Members of the Board of Directors was 13193130 roubles or 99948 roubles per month for each.

13.2. General Manager

Vladimir Alexandrovich Akulich - General Manager - Chairperson of the Management Board

Vladimir Alexandrovich Akulich was born on August 23, 1956 in the city of Klaipeda, Lithuanian SSR.

In 1978 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications, qualified as Telecommunications Engineer.

Candidate of Economic Sciences (2003) – Institute of Economic Management, St. Petersburg.

1995 – a course in marketing and business at the Duke University (the USA).

1996 -1997 – courses of business at Sonera schools of business (Finland).

2000 – Manager of the branch OJSC PTN - Long-Distance and International Telephone

2000-2002 – Director in Charge of Long-Distance and International Communication – Manager of the branch OJSC PTN – GMMTTU.

2002-2003 – Deputy General Manager in Charge of Strategic Development and Technological Policy of OJSC North-West Telecom.

2003-2004 – Vice-President of LLC OK GROS

From August 23, 2004 till now he has been the General Manager of OJSC North-West Telecom.

Family status: married with four children.

Holds no shares of the Company.

According to the Articles of Association of the Company, the General Manager is the one-person executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

The labour conditions, guarantees and compensations to the General Manager during his/her term of office are established by the contract of employment to be approved by a decision of the Board of Directors of the Company.

13.3. Management Board.

Nikolay Gennadyevich Bredkov – Deputy General Manager – Director in Charge of Corporate Governance, OJSC North-West Telecom

Nikolay Gennadyevich Bredkov was born on 25.05.1953 in the settlement of Nordvik, Krasnoyarsk Kray.

In 1975 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

In 1991 - from the Moscow Institute of Communications Awarded the Red Banner of Labour, majoring in Economics and Organization of Communications.

From 1975 till 1978 he worked as an engineer for the Leningrad Department of the Central Research Institute of Communications.

In 1978-1989 he made a career from an engineer to the manager of the Laboratory of Industrial Engineering and Production Management (NOT I UP) of the Leningrad City Telephone Network.

Since 1989 he worked for OJSC Petersburg Telephone Network (OJSC PTN), and from 1994 till 2001 he was the Deputy Director in Charge of Economics and Finance.

Since January 2001 - Director in Charge of Structural Re-organization – Manager of the Structural Re-organization Department of the Corporate Management Service of OJSC PTN, OJSC North-West Telecom (OJSC NWT).

Since April 2002 till now he has been the Deputy General Manager – Corporate Governance Director of OJSC North-West Telecom.

Family status: married, with a son.

Holds shares of the Company: 26,400 common shares and
10,800 preferred shares.

Vladimir Ivanovich Belokaminskiy – Chairperson of the Coordination Council, Regional Manager of the Branch Artelecom of Arkhangelsk Oblast

Vladimir Ivanovich Belokaminsky was born on January 3, 1949 in the village of Bogdanovka, Domanevsky District, Nikolayevskaya Oblast (the Ukraine).

In 1971 he graduated from the Odessa A.S. Popov Institute of Electrical Engineering and was qualified as Radio Communication Engineer.

1994 – The Academy of People's Economy at the RF Government, the Institute of Top Managers, Moscow, qualified in Strategy and Tactics of Stock Company Management.

1998 – LVA (UK) LTD (Washington), qualified in New Areas in the Management of Telecommunication Companies.

1999 – non-governmental educational institution Centre for Business Skills Development, Moscow, qualified as Specialist in Finance Management.

1999 – The Academy of People's Economy at the RF Government, the Institute of Management and Marketing, Moscow, qualified in Modern Methods of Stock Company Management.

1994 - 2002 – General Manager of OJSC Artelecom of Arkhangelsk Oblast.

Starting from November 1, 2002 till now he has been the Regional Manager of the branch OJSC Artelecom of Arkhangelsk Oblast of OJSC North-West Telecom.

Family status: married, with two children.

Holds shares of the Company: 755,037 common shares and
5,813 preferred shares.

Oleg Viktorovich Popov – Deputy General Manager, Commercial Manager of OJSC North-West Telecom

Oleg Viktorovich Popov was born on May 24, 1968 in the town of Vinnitsa (the Ukraine).

In 1990 he graduated from the Leningrad Lensoviet Higher Military School of Communication (now the University of Communication).

Since December 1999 till September 2003. The VTN Group of Companies (CJSC Peterburg –Vneshtrans, CJSC VTN Agency), Business Development Manager, Head of the Comprehensive Projects Department, Manager of the Coordination and Marketing Centre.

Since May 2003 till September 2004 – CJSC Ford Motor Company, Head of the Logistics and Customs Clearance Department.

From October 2004 till now he has been the Deputy General Manager – Commercial Manager of OJSC North-West Telecom.

Family status: married, with three children.

Holds no shares of the Company.

Oleg Anatolyevich Semanov – Deputy General Manager, Manager in Charge of Strategic Development and Technical Policy of OJSC North-West Telecom

Oleg Anatolyevich Semanov was born on May 29, 1967 in the city of Krasnodar. In 1992 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

In 1992-1998 he worked as an engineer – the principal engineer at the automatic long-distance telephone exchange of the city of Arkhangelsk.

In 1998 he was moved to the position of the Communication Network Operation and Operational Technological Management Manager to the Main Board of OJSC Artelecom of Arkhangelsk Oblast.

Starting from November 2002 he was the Deputy Regional Operation Manager of the branch Artelecom of Arkhangelsk Oblast of OJSC North-West Telecom, and since October 2003 he has been the Deputy Regional Development Manager.

Since November 2003 till now he has been the Deputy General Manager – Strategic Development and Technological Policy Manager of OJSC North-West Telecom.

Family status: married, with a son and a daughter.

Holds shares of the Company: 19,466 common shares and
4,368 preferred shares.

Maya Mikhaylovna Semchenko – Chief Accountant of OJSC North-West Telecom

Maya Mikhaylovna Semchenko was born on July 20, 1967 in Leningrad. In 1989 she graduated from the Leningrad Institute of Ship-Building awarded the Order of Lenin, majoring in Economics and Organization of Engineering Industry; in 1996 she was given the certificate of a professional

manager at the Open University of Great Britain; and in 1997 she received the accountant's qualification certificate.

From 1992 till 2000 she worked for CJSC Delta Telecom, where, from 1995 till 1999, she held the position of Chief Accountant, and from 1999 till 2000 the position of the Company's Financial Manager.

From February 2000 she was the Chief Accountant of OJSC Petersburg Telephone Network.

From April 2002 till now she has been the Chief Accountant of OJSC North-West Telecom.

Family status: married, with a daughter

Holds no shares of the Company.

Leonid Zigmundovich Tufrin – Regional Director of the PTN Branch of OJSC North-West Telecom

Leonid Zigmundovich Tufrin was born on March 26, 1947 in the town of Polyarnoye, Murmansk Oblast.

1970-1978 – the Northwestern Polytechnic (SZPI), qualified as mechanical engineer.

1995 – studies at the Fuqua School of Business, Duke University, the USA, qualified as telecommunications manager.

1994 – 2004 – Manager of the Nekrasovsky Telephone Communications Central of the Peterburg Telephone Network branch of OJSC North-West Telecom.

From 2004 till now he has been the Regional Manager of the PTN branch of OJSC North-West Telecom.

Family status: married, with a son.

Holds shares of the Company: 52 common shares and
8,400 preferred shares.

Yelena Vladimirovna Umnova – Director of the Finance Department, OAO SvyazInvest

Yelena Vladimirovna Umnova was born on August 10, 1954 in St. Petersburg.

In 1976 she graduated from the Voronezh Polytechnic University, majoring as Economics Engineer.

In 1994-1995 she underwent training under the TACIS programme, studying Credit Analysis, Banking in the USA: Organization, Strategy, Operations on the Basis of Agri Bank, Saint Paul Minnesota, the USA.

In 1998 she underwent training, studying Deposit Crediting Operations on the basis of the Credit Swiss First Boston bank, Geneva.

In April 1991 she started her work as Commercial Economist of the Management Board of the Inter-regional Stock Bank Yugo-Vostok, Voronezh, then she was appointed the Credit Department Manager and later the Economic Department Manager.

From 1998 she was the Department Manager and then the Office Manager of a branch of OJSC Bank MENATEP in Voronezh.

In 1999-2003 she was the Deputy manager of the branch of OJSC Bank MENATEP St. Petersburg, Voronezh.

Starting from March 2003 till now she has been the Finance Department Director of OJSC Svyazinvest.

Family status: married, with a son.

Holds no shares of the Company.

Venera Adykhamovna Khusnutdinova – Deputy General Manager, Director in Charge of Economics and Finance of OJSC North-West Telecom.

Venera Adykhamovna Khusnutdinova was born on August 27, 1973 in Tashkent, Uzbekistan.

In 1995 she graduated from the Department of Finance, Credit and International Economic Relations of the St. Petersburg State University of Economics and Finance, and from the Department of International Economics and Finance, Universite Dauphine - Paris IX.

From December 1996 till May 2000 she worked for OJSC Telecominvest. Climbed the ladder from a financial analyst to the investment department manager.

From December 2002 till December 2003 – CJSC Kommerzbank (Eurasia) – Project Manager.

Since December 2003 till now he has been the Deputy General Manager – Economics and Finance Manager of OJSC North-West Telecom.

Family status: married.

Holds no shares of the Company.

Grigory Borisovich Chernyak – Deputy General Manager, Property Management Director, OJSC North-West Telecom

Grigory Borisovich Chernyak was born on October 20, 1949 in the city of Gomel, Byelorussian SSR.

In 1971 he graduated from the Byelorussian Institute of Railway Transport Engineers, majoring in Industrial and Civil Engineering.

In 1974 he started his work as the civil engineer of Petrogradsky Telephone Centre of the Leningrad Telephone Network (LGTS).

After several stages of his career, in the 1990 he became the Deputy Manager of the Leningrad City Telephone Network.

From 1994 he was the General Issues Manager of OJSC Petersburg Telephone Network (PTN).

From July 2002 till now he has been the Deputy General Manager – Property Management Director of OJSC North-West Telecom (NWT) - General Issues Manager of the PTN branch.

Family status: married, with two sons

Holds shares of the Company: 306,190 common shares and
69,400 preferred shares.

Vladimir Ivanovich Shumeiko – First Deputy General Manager, OJSC North-West Telecom

Vladimir Ivanovich Shumeyko was born on January 21, 1956 in Petrozavodsk.

He graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

In 1999 he was appointed the First Deputy General Manager of OJSC Electrosvyaz of the Republic of Karelia.

In 2000 he graduated from the Moscow A.S.Griboyedov Institute of International Law and Economics, majoring in Jurisprudence.

In 2002-2003 he was the First Deputy Regional Manager of the branch Electrosvyaz of the Republic of Karelia of OJSC North-West Telecom.

From December 2003 till now he has been the First Deputy General Manager of OJSC North-West Telecom.

Family status: married, with a son.

Holds shares of the Company: 1,219 common shares and

Remuneration to Members of the Management Board

In compliance with article 6 of the Provisions of the Management Board, approved by the decision of the Joint (Extraordinary) General Meeting of the Shareholders of February 14, 2003, Members of the Management Board are reimbursed for expenses related to their discharge of the duties of the Members of the Management Board of Directors, and a quarterly remuneration is paid.

The quarterly remuneration shall be established in per cent of the Company's net profit for the quarter under report according to the data of the Company's reports and accounts. The standard (percentage) of deductions for the calculation of the remuneration, as well as the distribution of the remuneration among Members of the Management Board is determined by the decision of the Company's Board of Directors upon proposal of the Chairperson of the Management Board.

By the decision of the annual general meeting of the shareholders of OJSC NWT of June 30, 2004, amendments were introduced to article 6 of the Provisions on the members of the Management Board in respect of the procedure for determining remunerations: starting from the second half of 2004, the amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.

In 2004 the total amount of remuneration to Members of the Management Board was 6839629 roubles, or 47497 roubles per month, for each Member.

13.4. Auditing Committee.

Table 31

No.	Full name:	Position
1	Sergey Imanovich Alyokhin	Leading specialist of the Internal audit Department, OJSC Svyazinvest
2	Konstantin Vladimirovich Belyaev	Chief Accountant of OJSC Svyazinvest
3	Gennady Ivanovich Kovalenko	Head of the division, the Legal support Department, OJSC Svyazinvest
4	Alexey Evgenievich Kopyev	Leading specialist of the Internal audit Department, OJSC Svyazinvest
5	Andrey Yakovlevich Lang	Deputy Economics and Finance Director of OJSC North-West Telecom
6	Irina Viktorovna Prokofyeva	Director of the Internal Audit Department of OJSC Svyazinvest
7	Natalya Vladimirovna Fyodorova	Deputy Chief Accountant of OJSC North-West Telecom

The Auditing Committee of OJSC North-West Telecom held 5 meetings. Upon the initiative of the Committee, audits were held in 2 branches: Murmanskelectrosvyaz and Lensvyaz, audit of the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2004.

No audits were held upon the initiative of the Board of Directors or shareholders.

XIV. DATA ON THE COMPANY OBSERVING THE CODE OF CORPORATE BEHAVIOUR

14.1. Information on the Corporate Governance Code of the Company:

The Corporate Governance Code of OJSC NWT was approved by the decision of the Board of Directors of OJSC NWT on September 22, 2004, Minutes of the Meeting No. 33-04.

The Company's Corporate Governance Code contains the following basic principles:

- Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.
- Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.
- Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.
- Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.
- Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate governance and business activities.

Compliance with the Corporate Governance Code of OJSC NWT:

Table 32

№	Provision of the Corporate Governance Code of OJSC NWT	Degree of Compliance
1	2	3
Part I. Adherence to the Corporate Governance Principles		
1. Definition and Principles		
The Company's corporate governance is based on the following principles:		
1	Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.	Complied with (the Code was approved by the Board of Directors, therefore, it is the guidelines for the members of the Board of Directors)
2	Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.	Complied with (by the moment, no violations of shareholders' rights have been observed, Articles of Association, clauses 7.1. and 8.1)
3	Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.	Complied with (published on the Internet site of the Company WWW.nwtelecom.ru, Provisions on the Information Policy, clause 1.8)
4	Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.	Complied with (by the moment, no violations of any rights of parties concerned have been observed)
5	Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate governance and business activities.	Complied with (having approved the Code on behalf of the Company, the Board of Directors undertakes the said obligations)
6	The Company, its officials and all employees shall be guided in their activities by the requirements of the active law and by the ethic principles adopted in the business community.	Complied with (the Code was approved on behalf of the Company by the Board of Directors, therefore, its provisions are obligatory for all officials and employees of the Company)

1	2	3
2. Company's Bylaws		
7	The structures, processes and practice of corporate governance shall be governed by the Articles of Association and the bylaws of the Company, including: Provisions on the General Meeting of Shareholders, Provisions on the Board of Directors; Provisions on the Auditing Committee, Provisions on the Managing Board; Provisions on Dividends on Shares, Provisions on Committees of the Board of Directors, Provisions on the procedure of large transactions, related party transactions, and transactions requiring approval by the Board of Directors according to the Articles of Association of the Company, Provisions on Information Policy; Provisions on the procedure of issue of documents to shareholders.	Complied with (all the listed documents have been approved and are obligatory in the Company)
8	The bylaws of the Company listed in clause 7 have been prepared in compliance with the provisions of the active law and taking into account the basic provisions of the Code of the Federal Commission for the Securities Market and the corporate governance principles recognized in the international practice. All the above listed bylaws can be freely accessed on the Company's Internet site www.nwtelecom.ru.	Complied with (Provisions on the Information Policy, clause 1.8)
3. General Structure of Corporate Governance and Control		
9	The general structure of Company's corporate governance and control includes:	
	General Meeting of Shareholders – the supreme controlling body of the Company ensuring participation of shareholders in management of the Company and in its profit distribution.	Complied with
	Board of Directors – the Company's controlling body responsible for development of the Company's strategy and providing supervision and control over the executive bodies' activities. The Company's Board of Directors shall form Committees implementing the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc.	Complied with
	General Manager and Managing Board – the Company's executive bodies responsible for management of the Company's routine operation and implementation of the strategy formulated by the Board of Directors.	Complied with
	Auditing Committee - the Company's inspecting body monitoring the Company's business and reporting directly to the General Meeting of Shareholders.	Complied with
	Corporate secretary - the Company's executive ensuring compliance by the controlling bodies with the requirements of internal provisions and external regulation, promoting efficient information exchange between the controlling bodies and executive bodies, and performing consultant functions for members of the Board of Directors and the top management. The Company's Articles of Association provide for the position of the Corporate Secretary.	Complied with partially: Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective structural divisions of the Company.

1	2	3
	Internal Audit Department - the Company's division responsible for development and verification of efficiency of the Company's internal business control systems. The Department reports to the General Manager, and submits reports on audit results to the General Manager, Auditing Committee, and Board of Directors of the Company. The Provisions on the Internal Audit Department shall be approved by the Board of Directors; the Board of Directors shall also approve the appointment of its head.	Complied with partially: Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. The Provisions on the Internal Audit Department and the candidature of the department manager have been prepared for agreeing upon by the Audit Committee of the Board of Directors. Comprehensive Audit Regulations (approved audit reports are submitted to the Board of Directors and the Auditing Committee)
4. Observing the Standards and Adhering to the Principles of Corporate Governance		
10	Development, control over the observance and periodic revision of the corporate governance policy and practice shall be ensured by the respective Committee of the Company's Board of Directors.	Complied with (Provisions on the Corporate Governance Committee, clause 2.2.3.)
Part II. Proper Practice of the Operation of the Board of Directors and Executive Bodies		
1. Board of Directors		
11	a. Powers. The terms of reference of the Board of Directors shall be defined in the Company's Articles of Association in compliance with the active law and the recommendations of the Code of the Federal Commission for the Securities Market. The issues included in the terms of reference of the Board of Directors cannot be handed over to the collective or one-person executive body of the Company.	Complied with (Clauses 13.4 and 13.5 of the Articles of Association)
12	b. Number of the Members The number of the members of the Board of Directors is established by the Company's Articles of Association. The number of the members may be changed, if appropriate changes are made in the Articles of Association.	Complied with (Clause 13.2. of the Articles of Association)
13	c. Membership Criteria. In accordance with the principles recognized in the corporate governance practice, the Board of Directors shall develop, approve and then revise annually a list of Board member qualification requirements (upon recommendation of the respective Committee of the Board of Directors).	At the moment, proposals on the membership criteria are being prepared, taking into account the advanced corporate governance practices
14	d. Election, Term of Office and Termination of Powers. Members of the Board of Directors shall be elected by the annual general meeting of the shareholders by cumulative voting for a period of one year.	Complied with (Clause 13.2 of the Articles of Association)

1	2	3
15	The general meeting of the shareholders may terminate the powers of only the entire Board of Directors.	Complied with (Clause 13.3 of the Articles of Association)
16	e. Composition and Independence. The composition of the Board of Directors shall ensure representation of various groups of shareholders, including minority shareholders.	Complied with (Clause 13.2 of the Articles of Association)
17	The skills, experience and personal qualities of the members of the Board of Directors shall ensure the proper discharge of the duties by the Board in exercising control and developing the basic areas of the Company's activities and strategy. Each member of the Board of Directors shall have the necessary experience, knowledge, skills and a stainless reputation required to discharge the duties of a member of the Board and to organize efficient work of the entire Board in the interests of the Company and its shareholders. The composition of the Board shall ensure the representation of a wide range of knowledge and experience in the field of the Company's basic activities, the industry and the geographic regions of the activities.	Complied with (which is evidenced by the successful development of the Company and the protection of the interests of the shareholders and other parties concerned)
18	The Company considers that the Board of Directors shall be managed by a director who is not an executive.	Complied with
19	The Board of Directors shall include no more than 20% of chief executives.	Complied with (there is only one chief executive in the Board of Directors)
20	To ensure objectivity of decisions taken and to keep the balance of the interests of different groups of shareholders, the Board of Directors shall include several independent directors. The Code of the Federal Commission for the Securities Market shall serve as the basis for establishing independence of a director.	Complied with (there are 5 independent directors in the Board of Directors)
21	f. Committees. The Company shall form Committees of the Board of Directors to implement the functions of corporate governance, strategic development, reporting, auditing, remuneration, etc.	Complied with (Decision of the Board of Directors dated 23.08.04, Minutes of the Meeting No.29-04)
22	The activities of each Committee shall be governed by the respective Provisions on such a Committee, to be approved by the Board of Directors.	Complied with
23	Each Committee shall present preliminary recommendations on the most important issues in the terms of reference of the Board of Directors. After each meeting, the Committees shall present minutes of the meeting to the secretariat of the Board of Directors.	Complied with (in practice and Provisions on the Committees, clauses 2.1.and 5.13.)
24	g. Work Procedure. The Board of Directors shall hold meetings in compliance with the established work plan to be adopted at the start of the new Board's term of office, which shall ensure that its duties will be properly discharged. The Board of Directors shall hold meetings at least 12 times a year without restricting the maximum number of meetings.	Complied with (clause 6.2 of the Provisions on the Board of Directors stipulates making up the work plan, 47 meetings were held in 2004)
25	Meetings of the Company's Board of Directors may be held in the form of joint attendance or correspondence voting. The form of holding a meeting shall be determined taking into account the importance of the issues of the agenda to be considered. Issues requiring a detailed discussion, such as	Complied with (12 standard meetings and 35 absentee meetings were held in 2004)

1	2	3
	approving the budget, approving the annual report on the preliminary basis, approving the priority areas of operation and strategies of the Company, the issues of convoking the general meeting of the shareholders, electing or re-electing the chairperson of the Board of Directors and a number of other issues shall be decided at meetings to be held in the form of joint attendance.	
26	The procedure of convoking and holding meetings of the Board of Directors shall be governed by the Provisions on the Board of Directors. The Secretary of the Board of Directors shall see to it that all directors get exhaustive information in due time simultaneously with receiving a notice that a meeting of the Board of Directors is going to be held, however, 14 days before holding each meeting at the latest. The said period shall be reduced, if the law provides for shorter periods of holding a meeting of the Board of Directors. Such a period may also be reduced, if it is necessary to urgently solve any issues, provided neither member of the Board of Directors objects. The appropriate set of documents shall include the agenda proposed by the chairperson of the Board of Directors, detailed materials on each issue of the agenda required to take a grounded decision, as well as clear recommendations in respect of the necessary actions.	Comlied with (clauses 6.5, 5.5 and 6.9 of the Provisions on the Board of Directors)
27	The Board of Directors shall keep minutes of its meetings, properly recording there the discussion of all issues; the minutes shall be signed by the chairperson of the Board and by the Secretary of the Board of Directors and shall include the results of voting for each name. The Company shall store all minutes of the meetings of the Board of Directors.	Complied with (clause 6.11 of the Provisions on the Board of Directors)
28	h. Self-appraisal. The Board of Directors emphasizes the appraisal of its work and will do its best to carry out such an appraisal on the annual basis. In the course of the appraisal, both the work of the Board on the whole and the contribution of each individual member of the Board of Directors shall be evaluated, as well as the influence of such work on the results of the Company's activities. The appraisal process shall be organized by the respective Committee of the Board of Directors, while its results are to be discussed at a meeting of the Board of Directors. The Board of Directors may invite independent counsellors to render assistance in carrying out such an appraisal.	The detailed self-appraisal mechanism is developed by the Appointments and Remunerations Committee.
29	i. Installing and Inviting Counsellors. The Company shall offer to newly elected members of the Board of Directors a programme of installing them in order to enable them to get familiarized with the Company's activities, areas of its business, etc., so that it could help new members of the Board of Directors in discharging the duties vested in them. The Board of Directors and its Committees shall have resources to engage independent consultants in legal, financial, etc. matters advising the Board as necessary.	Complied with (the secretary provides newly elected members of the Board of Directors with all materials necessary for installation; the possibility of inviting consultants is provided for by the Provisions on the Committees of the Board of Directors)
30	j. Remuneration. The remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board of Directors and on the long-term development of the Company, and the remuneration mechanism shall not infringe upon the independence	Complied with, except for the fact that members of the Board of Directors have

1	2	3
	of directors. Upon recommendation of the respective Committee of the Board of Directors, the Board of Directors shall put forward for consideration by the general meeting of the shareholders the issue of the amount of remuneration to be paid to directors. All members of the Board of Directors shall have a contract with the Company. The Company shall disclose information on the remuneration of each member of the Board of Directors to the public.	contracts: contracts with members of the Board of Directors are being prepared.
31	The Company shall not give any loans, grants or credits to members of the Board of Directors.	Complied with
32	k. Obligations and Liability. Members of the Board of Directors undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Board of Directors and the Company. If such a conflict takes place, the member of the Board of Directors undertakes to disclose the information on the conflict of interests to other members of the Board and to abstain from voting on such issues.	Complied with
33	Members of the Board of Directors shall be provided with all necessary information on issues proposed for discussion by them. Any extra information shall be provided to members of the Board of Directors upon request within the shortest time possible.	Complied with (clauses 3.1.1, 5.4.1 and 3.4 of the Provisions on the Board of Directors)
2. Executive Bodies		
34	a. Powers. The General Manager and the Management Board shall manage the current activities of the Company aimed at fulfilling the goals and tasks of the Company and implementing the strategy adopted by the Board of Directors, in compliance with the provisions of the Company's bylaws.	Complied with (clauses 14.4., 15.1., 15.2. of the Articles of Association, terms of the contract with the General Manager and members of the Company's Management Board are approved by the Board of Directors).
35	b. Number of the Members The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors. The Board of Directors shall be responsible to shareholders for an adequate choice of candidatures of the members of the Management Board.	Complied with (clause 14.2 of the Articles of Association)
36	c. Membership Criteria. All members of the Management Board shall have the following qualities: confidence of the Company's shareholders, members of the Board of Directors, and other executives and employees of the Company; ability to consider interests of all shareholders and to make measured decisions; professional experience and qualification required for an efficient manager; knowledge of national features and trends, and knowledge of the market, services provided, and the company's competitors; ability to use experience and knowledge in decision-making related to the Company's business;	Complied with (which is evidenced by the successful development of the Company on the whole and the divisions headed by members of the Management Board in particular)

1	2	3
37	d. Election, Term of Office and Termination of Powers. The Board of Directors shall elect the General Manager. The General Manager and members of the Board of Directors shall propose candidatures of members of the Management Board for approval by the Board of Directors.	Complied with (clauses 13.4.26, 14.2 and 14.3 of the Articles of Association)
38	The General Manager shall be appointed for a period determined by the Company's Board of Directors. The Management Board shall be elected for a period determined by the Company's Board of Directors when its members are appointed.	Complied with (clauses 14.3, 15.1, 13.4.26 of the Articles of Association)
39	Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned. In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.	Complied with (clause 14.3 of the Articles of Association)
40	e. Composition of the Management Board. The composition of the Management Board (the skills, experience and personal qualities) shall ensure an efficient management of the Company's current activities. Each Member of the Management Board, including the General Manager, shall have the experience, knowledge and skills required for efficiently discharging the duties of a member of the Management Board.	Complied with
41	f. Management Board Work Procedure The Management Board shall hold regular meetings, the members of the Management Board must receive information on the issues of the meeting's agenda in advance. The Management Board's work procedure shall comply with the Provisions on the Company's Management Board.	Complied with (clauses 5.2 and 5.4 of the Provisions on the Management Board)
42	g. Succession Planning. The Management Board shall adopt a list of reserve candidates in case temporary absent or retired top managers of the Company are to be replaced. To ensure the process, the General Manager shall submit to the Board of Directors a list of persons, most suitable to fill the vacancies of retired Company's managers, including the position of the General Manager.	Complied with (List of the Reserve for the management positions of OJSC NWT)
43	h. Remuneration. During their term of office the members of the Company's Management Board shall be paid a remuneration and shall be reimbursed for any expenses related to their performing their duties as members of the Management Board. Members of the Management Board shall be entitled to participate in option programmes implemented by the Company. The amount of remuneration to members of the Management Board shall be determined by a decision of the Board of Directors.	Complied with (section 6 of the Provisions on the Management Board and provisions on the remuneration of the members of the Management Board are included in the Provisions on the Management Board, which are approved by the Board of Directors)
44	i. Obligations and Liability. The General Manager and the members of the Management Board shall act conscientiously and in the interests of the Company.	Complied with (Provisions on the Management Board, clause 2.2, terms and conditions of contracts with members of the

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		Management Board and the General Manager)
45	The General Manager and the members of the Management Board undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Management Board and the Company. If such a conflict takes place, the General Manager and the members of the Management Board undertake to disclose the information on the conflict of interests to the Board of Directors.	Complied with (Provisions on the Management Board, clause 2.2, Contract with a member of the Management Board, clause 3.1.4.)
46	3. Interaction between the Board of Directors, General Manager and Management Board. Role of the Corporate Secretary. Proper corporate governance implies the possibility of an open dialogue between the Board of Directors and the executive bodies of the Company. The Board of Directors shall maintain constant contacts with the executive bodies and officials of the Company in order to get the most complete and reliable information and to ensure an efficient interaction of the Company management bodies and officials. The Corporate Secretary shall play the key role in organizing this process.	Complied with partly (the interaction of the management bodies and officials is regulated by the Articles of Association and by the Provisions on the Board of Directors and the Management Board. At the moment, efficient interaction of the bodies and officials of the Company is ensured by the Secretary of the Board of Directors.)
47	The Corporate Secretary shall be appointed by the Board of Directors. The task of the Corporate Secretary is to ensure that the Company's bodies and officials observe the procedural requirements guaranteeing the exercise of rights and the protection of the interests of the Company's shareholders. The Corporate Secretary shall have sufficient powers and knowledge required to discharge the duties vested in him/her and shall enjoy the confidence of shareholders and members of the Board of Directors.	Complied with partially: 1. Clause 16.1 of the Articles of Association 2. Before the Corporate Secretary is appointed, his/her duties are discharged by the Secretary of the Board of Directors and the respective structural divisions of the Company. 3. The powers of and requirements for the Corporate Secretary will be included in the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary that are being worked out.

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48	The Corporate Secretary shall be accountable and subordinated to the Board of Directors. The Corporate Secretary shall be appointed and the terms of the contract made with him/her, including the amount of the remuneration, shall be within the terms of reference of the Board of Directors.	Complied with partially: 1. Clauses 13.4.32 and 13.4.33 of the Articles of Association. 2. The issue of appointment of the Corporate Secretary and determining the terms of the contract to be made with him/her, including the amount of remuneration, are being worked out.
49	For the Corporate Secretary to be able to discharge his/her duties efficiently, a staff of the Corporate Secretary should be formed, the composition, number, structure and duties of whose employees must be determined in the Provisions "On the Corporate Secretary and the Staff of the Corporate Secretary".	See comments to clauses 46 - 48 of this table.
50	The Corporate Secretary and his/her staff shall ensure the discharge of the following duties as concerns corporate governance: observance of the procedure of preparing and holding general meetings of the shareholders; organizing interaction between the Company and shareholders; organizing the preparation and the holding of meetings of the Board of Directors and its Committees; ensuring the disclosure and provision of information on the Company according to the requirements of the active law, and storage of Company's documents; rendering assistance to members of the Board of Directors in their discharge of their duties; control over the observance of the requirements of this Code and its compliance with the active law.	See comments to clauses 46 - 48 of this table.
Part III. Rights of Shareholders		
1. General Meeting of the Shareholders		
51	The Company has adopted Provisions on the General Meeting of the Shareholders, containing a detailed description of the procedure for preparing, holding of and decision-taking by the general meeting of the shareholders.	Complied with
52	a. Preparation. Shareholders shall be entitled to take part in and vote on issues of the agenda of the general meeting of the shareholders, to receive in advance a notification, the agenda and reliable, objective and latest information sufficient for taking reasonable decisions on the issues of the agenda. The executive bodies of the Company and the Corporate Secretary shall be in charge of ensuring this process.	Complied with (clauses 7.2, 8.3, 12.13) with a reservation: Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective structural divisions of the

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		Company.
53	When getting prepared for holding a general meeting of the shareholders, the Company undertakes to provide shareholders within the scope and time established by the Russian legislation with the following information making it possible to for shareholders to take well-grounded decisions: materials, and draft resolutions on each agenda item, biographical data of each nominee for the Board of Directors and the Auditing Committee.	Complied with
54	The Company shall make it possible for shareholders to apply to the Corporate Secretary for getting information on the meeting and materials to it, and for interaction of shareholders with the Board of Directors and the executive bodies of the Company.	Complied with a reservation: Before the Corporate Secretary is appointed, his/her duties shall be discharged by the Secretary of the Board of Directors and the respective structural divisions of the Company.
55	b. Holding a General Meeting of the Shareholders. The Company shall take all required measures to ensure the participation of shareholders in a general meeting and active voting on issues of the agenda.	Complied with (clauses 12.12 and 12.13 of the Articles of Association)
56	The venue of holding the general meeting shall be chosen so as to take into account its accessibility for the majority of shareholders. The registration procedure shall be convenient for participants and shall ensure a quick and unhindered access to the venue where the meeting is to be held.	Complied with (general meeting of the shareholders are held at the domicile of the Company, i.e. in St. Petersburg, and the participants are registered where the meeting is held).
57	The Company shall ensure the presence of the members of the Board of Directors, executive bodies, Auditing Committee and a representative of the external auditor at the general meeting of the shareholders so that they could answer shareholders' questions. Each shareholder shall be entitled to speak on the issues of the agenda, to put forward respective motions and to ask questions. The chairperson of the general meeting shall ensure a quick and efficient work of the meeting.	Complied with (in practice, candidates to the positions elected by the meeting are always present when they are elected, the time-limits of speeches are set forth in clause 8.8. of the Provisions on the General Meeting of the Shareholders of OJSC NWT, sub-clause 7.2.1., clause 8.3., Provisions on the General Meeting of the Shareholders, clause 7.3.)

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58	Voting shall be held using voting ballots. The procedure of counting the votes at a general meeting shall be transparent for shareholders and shall preclude any possible manipulation of the voting results. A representative of an independent registrar acting as the returning board shall ensure the observance of the proper procedure of holding the general meeting.	Complied with (Clause 11.4 of the Articles of Association and clauses 7.6 and 9.1. of the Provisions on the General Meeting of the Shareholders)
59	c. Results. The results of voting shall be brought to the notice of shareholders according to the procedure and within the time stipulated by the appropriate acts of legislation and shall be published on the Internet site of the Company www.nwtelecom.ru and in mass media.	Complied with (clause 8.12. of the Provisions on the General Meeting of the Shareholders and clause 2.8. of the Provisions on Information Policy)
2. Protection of the Rights of Minority Shareholders		
60	The Company shall do its best to organize such a system of taking strategic and other decisions important for the Company that would take into account the interests of minority shareholders as much as possible. Among other things, a number of bylaws have been prepared by the Company for that purpose, such as the Provisions on Making Documents Available to Shareholders, the Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors. The Company applies a system of registering shareholders' applications and efficiently regulating corporate disputes.	Complied with (the system of corporate disputes registration and settlement is implemented through the Corporate Governance Committee of the Board of Directors)
61	a. Representation in the Board of Directors. Minority shareholders shall have representatives of their interests in the Board of Directors, which shall be ensured by the procedure of cumulative voting.	Complied with (clause 12.2.4 of the Articles of Association)
62	b. Independent Registrar. The register of Company's shareholders shall be kept by an independent registrar. The choice and appointment of an independent registrar having all required technical facilities and an impeccable reputation will make it possible for the Company to ensure a reliable and efficient registration of the title to shares and other securities of the Company. Jointly with the independent registrar, the Company shall ensure reliable and efficient methods of accounting and re-registration of the title to shares.	Complied with (clauses 11.2 and 11.3 of the Articles of Association)
3. Related-Party Transactions and Big Transactions		
63	The Company shall disclose on the Internet site www.nwtelecom.ru and publish in mass media and in the annual report information on its affiliated parties and shall disclose detailed information on related-party transactions and big transactions.	Complied with (clauses 1.8., 2.3., 2.4.5., 2.6., 6.1., etc. of the Provisions on Information Policy)
64	Company's procedures in respect of big transactions and related-party transactions are set forth in the Provisions on OJSC NWT's Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors.	Complied with

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4. Dividend Policy		
65	The Company's dividend policy is based on the Provisions on Dividend on OJSC NWT's Shares, approved by the Board of Directors, and on decisions of general meeting of the shareholders on dividend payment published in compliance with the law, among other editions, on the Company's Internet site www.nwtelecom.ru.	Complied with (Provisions on the Information Policy, clauses 1.8, 2.3, 6.2.2)
66	The procedure of determining the amount of dividend on preferred shares shall not infringe upon rights of other shareholders.	Complied with (clause 8.2. of the Articles of Association: the procedure of establishing the dividend on preferred shares is set forth in the Articles of Association)
67	The Company's dividend policy: establishing a transparent, clear, and predictable mechanism of dividend accounting and payment, providing a dividend payment procedure that would be the most convenient and easiest for shareholders, providing for actions preventing incomplete or delayed payment of declared dividends.	Complied with (Clause 8.2. of the Articles of Association, Provisions on Dividend on Shares, clause 2.1, 2.3. and section 9)
5. ADR Holders' Interests Protection		
68	The Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Complied with (Provisions on Information Policy of OJSC NWT, clause 1.8)
Part IV. Information Disclosure and Transparency		
69	The Company shall ensure an easy access to the information on all important facts, including such information as the financial position, results of operation, ownership and management structure. On the other hand, the Company shall aspire at ensuring a reasonable balance between openness and protecting the commercial interests of the Company. The Provisions on making available documents to Company's shareholders, regulating the issues of information disclosure, prepared and approved by the Board of Directors, is published on the Company's Internet site www.nwtelecom.ru.	Complied with (Provisions on Information Policy of OJSC NWT, clause 1.8)
70	The Company undertakes to give detailed answers to all inquiries within the time provided for by the law. When answering inquiries, the Company shall reserve the right of keeping commercial secrets.	Complied with (Provisions on the Information Policy, clause 7.8)

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1. Information Disclosure Policy and Practice		
71	In compliance with the requirements of the Russian law and the Provisions on Making Available Documents to OJSC NWT's Shareholders, the Company shall provide information (documents) upon requests of shareholders. The Company shall publish a detailed annual report including a section on corporate governance and shall prepare other important documents such as securities offering circulars, issuer's quarterly reports, information on important facts, as well as data that may have a serious impact on the value of Company's securities. The Company shall disclose information on its corporate governance practice and publish essential information in due time on its Internet site www.nwtelecom.ru.	Complied with (clauses 1.6, 1.8., 2.3., 2.4., 2.6. and 2.10. of the Provisions on Information Policy)
72	The Company shall ensure the disclosure of information on the ownership structure, including the Company's available information on shareholders holding 5 and more per cent of Company's shares. Any corporate relations in the framework of the group of companies shall be also clearly stated in the information disclosed by the Company.	Complied with (according to the Provisions of the RF Federal Commission for the Securities Market dated 18.09.03 No. 03-32/ps)
73	The Company shall take measures to protect confidential information. No information received by employees of the Company or members of its management bodies can be used by them for any personal purposes.	Complied with (Provisions on the Information Policy, clause 1.5, section 8)
2. Financial Reporting		
74	The Company shall keep books and prepare a complete set of financial reporting in compliance with the Russian standards of accounting and financial reporting. Besides, the Company shall prepare accounts and reports according to the International Financial Reporting Standards (IFRS) and shall publish such reports both in the annual report and on the Internet site of the Company www.nwtelecom.ru.	Complied with (Provisions on the Information Policy, clauses 2.3., 2.4.2., 2.6. and Provisions on the Accounting Policy Concerning Book-Keeping)
75	Financial reports shall be accompanied by detailed comments making it possible for a reader of such reports to interpret correctly the data on the financial results of the Company. Financial information shall be supplemented by an analysis and comments of the management, as well as by a conclusion of an external auditor and the Auditing Committee.	Complied with (according to the Federal Law "On Accounting" and the Articles of Association, clause 12.13.)
3. Internal Control and Audit		
76	a. Auditing Committee. The Company's Auditing Committee shall hold meetings at least 4 times a year to discharge its duties in compliance with Company's bylaws. The Auditing Committee shall consist of experienced specialists in the field of finance.	Complied with (Provisions on the Auditing Committee, clause 5.2.1.)
77	The Auditing Committee shall check the legality of decisions and actions taken by executive bodies of the Company, check the compliance of transactions made by the Company with the conditions of transactions made under comparable conditions, shall conduct an analysis of the Company's financial position and other control over the financial and economic operation of the Company within its terms of reference.	Complied with (Articles of Association, clause 17.2, Provisions on the Auditing Committee, clause 2.2)

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78	b. Internal Audit. The Company has an Internal Audit Department, which shall be responsible for the current internal control over the economic and financial operation of the Company. The Internal Audit Department shall consist of employees with impeccable reputation and shall be administratively subordinated to the General Manager, shall submit reports on the results of checks to the General Manager, Auditing Committee and to the Board of Directors of the Company. The powers, composition, work procedure and other issues of the activities of the Internal Audit Department shall be regulated by the bylaws of the Company.	Complied with (Articles of Association, clause 17.3, Provisions on the Internal Audit Department). Comprehensive Audit Regulations (approved audit reports are submitted to the Board of Directors and the Auditing Committee)
79	c. Committee of the Board of Directors. A Committee shall concentrate on various aspects of the Company's activities, including, but not limited to, the three key aspects: financial and managerial reporting, risk management, internal and external audit. Such a Committee shall be headed by an independent director and shall consist of independent and non-executive directors, each of whom shall have the sufficient knowledge of financial issues. The powers of the Committee, its composition and other issues shall be governed by the Provisions on the respective Committee of the Board of Directors.	Complied with (Articles of Association, clause 13.4.31, Provisions on the Audit Committee of the Board of Directors, clause 2.1)
4 External Audit		
80	An external auditor shall audit the Company's financial reports. A recognized independent auditing company shall act as the external auditor. Independence means independence of the auditor on the Company, its management and big shareholders. The auditing company shall carry out the audit in compliance with the International Auditing Standards. The Company shall ensure a periodic rotation of its external auditor. The external auditor shall be appointed by the general meeting of the shareholders taking into account recommendations of the respective Committee of the Board of Directors.	Complied with (Articles of Association, clauses 12.2.12, 17.1. and 17.4., Provisions on the Internal Audit Committee, clauses 2.1. and 2.2.2.a).

14.2. Report on the Observance of the Recommendations of the Code of Corporate Conduct of the Federal Commission for the Securities Market.

Contents and Form of Presenting the Data on the Observance of the Code of Corporate Conduct in the Annual Report of the Stock Company

Table 33

№	Provision of the Code of Corporate Behaviour	Observed or not observed	Note
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	General Meeting of the Shareholders		
1	Notifying the shareholders on the fact of holding the general meeting of the shareholders at least 30 days before the date on which it is to be held irrespective of the issues included in its agenda, unless the law provides for a longer period.	Not observed	
2	The shareholders may get familiarized with the list of those entitled to participation in the general meeting of the shareholders starting from the day of notification on the fact of holding the general meeting of the shareholders till the closure of the general meeting of the shareholders held with attendance of participants, or till the date on which acceptance of voting ballots is over in case of absentee general meeting of the shareholders.	Observed	Clause 7.5 of the Articles of Association
3	The shareholders may get familiarized with the information (materials) to be provided during the preparation for the general meeting of the shareholders, through electronic communication facilities, including Internet.	Observed	Website http://www.nwtelecom.ru/
4	A shareholder may put forward an issue to be included in the agenda of the general meeting of the shareholders or request convoking a general meeting of the shareholders without presenting an excerpt from the register of shareholders, if his/her/its rights to shares are recorded in the system of keeping a register of shareholders; if his/her/its rights to shares are recorded on a custody account, then a statement of the custody account is sufficient for exercising the said rights.	Observed	Clause 12.6 of the Articles of Association and clause 2.6 of the Provisions on the General Meeting of the Shareholders
5	The Articles of Association or the bylaws of the joint-stock company contain a requirement of the obligatory attendance of the general meeting of the shareholders by the General Manager, Members of the Management Board, Members of the Board of Directors, Members of the Auditing Committee and the auditor of the joint-stock company.	Observed	Corporate Governance Code, Part III, clause 16.
6	Obligatory attendance by candidates when the general meeting of the shareholders considers the issues of electing Members of the Board of Directors, General Manager, Members of the Management Board, Members of the Auditing Committee and the issue of approving the auditor of the joint-stock company	Observed	The Company ensures the possibility of attendance by all candidates for election to the said bodies

1	2	3	4
7	Bylaws of the joint-stock company provide for a procedure of registration of the participants of the general meeting of the shareholders	Observed partially	Registration is carried out according to the rules of an independent registrar. Clauses 8.1 and 8.2 of the Provisions on the General Meeting of the Shareholders
Board of Directors			
8	The Articles of Association of the joint-stock company provide for the power of the Board of Directors to approve annually the financial and economic plan of the joint-stock company	Observed	Clause 13.4.1 of the Articles of Association The Board of Directors approves the budget
9	The joint-stock company has a risk management procedure approved by the Board of Directors.	Observed partially	A single procedure of risk management is being worked on. Risk management is regulated by a number of the Company's bylaws.
10	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to take a decision on suspending the powers of the General Manager appointed by the general meeting of the shareholders.	Not applied	According to subclause 26, clause 13.4 of the Company's Articles of Association, appointment and early dismissal of the Company's General Manager is within the terms of reference of the Board of Directors.
11	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to establish requirements for the skills and amount of remuneration of the General Manager, Members of the Management Board and managers of the basic structural divisions of the joint-stock company	Observed	Clause 13.4.33 of the Articles of Association Contracts of employment with the said officials are approved by

1	2	3	4
			the Board of Directors
12	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to approve terms and conditions of contracts with the General Manager and Members of the Management Board	Observed	Clause 13.4.33 of the Articles of Association
13	The Articles of Association or the bylaws of the joint-stock company contain a requirement that when terms and conditions of contracts with the General Manager (managing organization, manager) and Members of the Management Board are approved, votes of the Members of the Board of Directors who are the General Manager and Members of the Management Board are not counted	Not observed	
14	The Board of Directors of the joint-stock company has at least 3 independent directors meeting the requirements of the Code of Corporate Behaviour	Observed	
15	The Board of Directors of the joint-stock company does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
16	The Board of Directors of the joint-stock company does not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
17	The Articles of Association of the joint-stock company contain a requirement of electing the Board of Directors by cumulative voting	Observed	Clause 12.2.4 of the Articles of Association
18	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, clause 1.k.
19	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to notify the Board of Directors in writing on any intention to make a transaction with any securities of the joint-stock company, of whose Board of Directors they are Members, or of its affiliates (subsidiaries), and to disclose information on any transactions made by them with any such securities	Observed	Provisions on the Board of Directors: clauses 3.2.9, 3.2.10
20	The bylaws of the joint-stock company contain a requirement of holding meetings of the Board of Directors at least once in six weeks	Observed	Corporate Governance Code, Part II, clause 1.h.
21	Holding meetings of the Board of Directors of the joint-stock company during the year, for which the annual report of the joint-stock company is made up, at an interval of at least once in every	Observed	

1	2	3	4
	six weeks		
22	The bylaws of the joint-stock company provide for a procedure of holding meetings of the Board of Directors	Observed	Provisions on the Board of Directors, Article 6
23	The bylaws of the joint-stock company contain a provision that the Board of Directors must approve of joint-stock company's transactions for amounts of 10 or more per cent of the value of the company's assets, except for transactions made in the course of normal economic operation	Observed	Clause 13.4.19 of the Articles of Association
24	The bylaws of the joint-stock company provide for the right of Members of the Board of Directors to get from executive bodies and managers of basic structural divisions of the joint-stock company any information required to perform their duties, and for responsibility for failure to present such information	Observed	Clause 3.1.1 of the Provisions on the Board of Directors The liability of division managers for failure to comply with the provisions of the bylaws is set forth in the Provisions on such divisions.
25	There is a committee of the Board of Directors in charge of strategic planning, or the functions of such a committee are vested in another committee (except for the committee for audit and the committee for personnel and remunerations)	Observed	Committee for Strategic Development
26	There is a committee of the Board of Directors (the committee for audit), which recommends an auditor of the joint-stock company to the Board of Directors and interacts with it and with the Auditing Committee of the joint-stock company	Observed	
27	The committee for audit includes only independent and non-executive directors	Observed	Corporate Governance Code, Part IV, clause 3c. Provisions on the Audit Committee of the Board of Directors, clause 3. 2.
28	The management of the committee for audit is the responsibility of an independent director	Observed	
29	The bylaws of the joint-stock company provide for the right of access for all members of the audit committee to any documents and information of the joint-stock company, provided they do not disclose confidential information	Observed	Provisions on the Board of Directors, clauses 3. 1. 1. and 3.2.4., Provisions on the Audit Committee, clause 6.2.1.

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30	Creating a committee of the Board of Directors (the committee for personnel and remunerations), the function of which is to determine the criteria of selecting candidates to Members of the Board of Directors and to develop a policy of the joint-stock company in the field of remuneration	Observed	Corporate Governance Code, Part II, clause 1.c. Provisions on the Appointments and Remunerations Committee of the Board of Directors, section 2.
31	The management of the committee for personnel and remunerations is the responsibility of an independent director	Observed	The committee for appointments and remunerations is headed by an independent director
32	The committee for personnel and remunerations does not include any officials of the joint-stock company	Observed	Provisions on the Appointments and Remunerations Committee of the Board of Directors, section 3.2.
33	Creating a committee of the Board of Directors for risks or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed partially	Each committee of the Board of Directors discharges the functions of considering risks in its area of operation
34	Creating a committee of the Board of Directors for settling corporate conflicts or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed	Committee for Corporate Management
35	The committee for settling corporate conflicts does not include any officials of the joint-stock company	Not observed	Composition of the Committee: 1 independent director, 2 non-executive directors and 1 official
36	The management of the committee for settling corporate conflicts is the responsibility of an independent director	Not observed	The Committee is headed by a non-executive director
37	There are bylaws of the joint-stock company approved by the Board of Directors providing for the procedure of forming and work of the committees of the Board of Directors	Observed	Provisions on Committees of the Board of Directors

1	2	3	4
38	The Articles of Association of the joint-stock company provide for the procedure for determining the quorum of the Board of Directors allowing to ensure obligatory participation of independent directors in meetings of the Board of Directors	Observed partially	1. The algorithm of the activities of the Board of Directors is set forth in the Provisions on the Board of Directors. All Members of the Board of Directors are always notified of meetings of the Board of Directors and, if necessary, may take part in them either personally or by expressing their decision in writing.
Executive Bodies			
39	The joint-stock company has a collective executive body (management board)	Observed	Article 14 of the Articles of Association
40	The Articles of Association or the bylaws of the joint-stock company contain a provision that the Management Board must approve of transactions with real estate or transactions of receiving loans by the joint-stock company, unless said transactions are classified as big transactions and unless they are a part of the normal economic activities of the joint-stock company	Observed partially	Clause 13.4.19 of the Articles of Association. The terms of reference of the Board of Directors include approval of transactions worth of more than 0.75% of the assets balance value
41	The bylaws of the joint-stock company provide for a procedure of agreeing upon operations that are beyond the financial and economic plan of the joint-stock company	Observed	Provisions on budgeting in OJSC NWT, section 6.
42	The executive bodies do not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	OJSC NWT is a monopolist and has no real competitors

1	2	3	4
43	The executive bodies of the joint-stock company do not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market. If the duties of the sole executive body are discharged by a managing organization or a manager, the general manager and the members of the management board of the managing organization or manager must meet the requirements for the General Manager and Members of the Management Board of the joint-stock company	Observed	
44	The Articles of Association or bylaws of the joint-stock company provide for a prohibition for the managing organization (manager) to discharge the same functions in a competing company or to be in any other privity with the joint-stock company, besides providing the services of the managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company. OJSC NWT is a monopolist and has no real competitors.
45	The bylaws of the joint-stock company provide for the obligation of the executive bodies to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Governance Code, Part II, clause 2.h.
46	The Articles of Association or bylaws of the joint-stock company provide for criteria of selecting a managing organization (manager)	Not applied	OJSC NWT has never been managed by a managing organization (manager) and this is not provided for by the plans of the Company.
47	The executive bodies of the joint-stock company present monthly reports on their work to the Board of Directors	Observed	Meetings of the Board of Directors are held 2 or 3 times a month and regularly examine how decisions of the general meeting of the

1	2	3	4
			shareholders and of the Board of Directors are fulfilled. Information on the Company's budget execution is considered on a monthly basis.
48	Contracts concluded by the joint-stock company with the General Manager (managing organization or manager) and the Members of the Management Board set forth a liability for breaking any provisions on the use of confidential or housekeeping information	Observed	In the contract with a member of the Management Board and the Commitment of the Members of the Management Board not to Disclose Trade Secrets and Other Confidential Information
	Secretary of the Company		
49	The joint-stock company has a special official (secretary of the company), whose task is to ensure the observance by the bodies and officials of the joint-stock company of the procedural requirements guaranteeing the rights and legal interests of the company's shareholders	Observed partially	The Articles of Association provide for the position, however, so far there is no such official
50	The Articles of Association or bylaws of the joint-stock company provide for a procedure of appointing (electing) the company secretary and set forth the duties of the company secretary	Observed	Corporate Governance Code, Part II, clause 3.
51	The Articles of Association of the joint-stock company provide for requirements for the candidature of the company secretary	Not observed	
	Important Corporate Actions		
52	The Articles of Association or bylaws of the joint-stock company provide for a requirement of approving a big transaction before it is made	Observed	Clause 12.2.17 of the Articles of Association
53	An independent appraiser must be invited to evaluate the market value of assets being the subject of a big transaction	Observed	
54	The Articles of Association of the joint-stock company provides for a prohibition of taking, in case of acquiring big blocks of shares of the joint-stock company (merger), any actions aimed at protecting the interests of the executive bodies (members of such bodies) and Members of the Board of Directors of the joint-stock company or deteriorating the position of the shareholders as compared to the current position (among other things, a prohibition for the Board of Directors to take, before the expected period of shares acquisition is over, a decision on issuing extra shares, on issuing securities convertible into shares or securities entitling their holders to	Not observed	

1	2	3	4
	acquisition of company's shares, even if the right of taking such a decision is granted to it by the Articles of Association)		
55	The Articles of Association of the joint-stock company provide for a requirement that an independent appraiser must be invited to evaluate the current market value of shares and possible changes in their market value as a result of merger	Not observed	
56	The Articles of Association of the joint-stock company do not absolve the acquirer from the obligation to make an offer that the shareholders sell common shares of the company held by them (issued securities convertible into common shares) in case of merger	Observed partially	Clause 12.2.22 of the Articles of Association: he/she/it may be absolved upon decision of the majority of the votes of the shareholders holding voting shares
57	The Articles of Association or bylaws of the joint-stock company provide for a requirement that an independent appraiser must be invited to determine the shares conversion ratio in case of reorganization	Observed	In the Articles of Association, clause 3.1., reference to clause 3, article 34 of the Federal Law On Joint-Stock Companies: "In case of payment for shares in non-monetary funds, an independent appraiser must be invited to determine the market value of such assets".
	Disclosure of Information		
58	There is a bylaw approved by the Board of Directors and setting forth the rules and approaches of the joint-stock company towards information disclosure (Provisions on Information Policy)	Observed	Provisions on Information Policy
59	The bylaws of the joint-stock company contain a requirement of disclosing information on the goals of shares floatation, on the parties intending to acquire shares to be floated, including a big block of shares, and on whether the top officials of the joint-stock company are going to participate in acquiring the floated shares of the company	Not observed	Article 22 of the Federal Law "On the Securities Market: the Offering Circular must contain information on the goals of the issue. In case shares are floated among an unlimited circle of

1	2	3	4
			holders, it is hardly practicable to implement the requirement of disclosing information on all the parties intending to acquire shares.
60	The bylaws of the joint-stock company contain a list of information, documents and materials to be provided to shareholders for taking decisions on the issues discussed at the general meeting of the shareholders	Observed	Clause 12. 13 of the Articles of Association and the Provisions on the Procedure of Providing Documents to Shareholders of OJSC NWT.
61	The joint-stock company has an Internet site and regularly discloses information on the joint-stock company on that Internet site.	Observed	http://www.nwtelecom.ru/
62	The bylaws of the joint-stock company contain a requirement of disclosing information on transactions of the joint-stock company with the parties, who, under the Articles of Association, are considered the top officials of the joint-stock company, as well as on transactions of the joint-stock company with organizations, in which top officials of the joint-stock company directly or directly own 20 or more per cent of the authorized capital of the joint-stock company or which such officials may otherwise significantly influence.	Observed	Corporate Governance Code, Part IV, clause 1 (disclosed as essential information in compliance with the Federal Law "On the Securities Market").
63	The bylaws of the joint-stock company contain a requirement of disclosing information on all transactions that may influence the market value of joint-stock company's shares	Observed	Corporate Governance Code, Part IV, clause 1.
64	There is a bylaw approved by the Board of Directors on using important information on the activities of the joint-stock company, on shares and other securities of the Company and on transactions with them, which is not accessible to the general public and the disclosure of which may have a significant influence on the market value of shares and other securities of the joint-stock company	Observed	Provisions on Information Policy, sections 6 – 9.
	Control over Financial and Economic Operation		
65	There are procedures of internal control over the financial and economic operation of the joint-stock company, approved by the Board of Directors	Observed	Provisions on budgeting in OJSC NWT
66	There is a special division of the joint-stock company ensuring the observance of internal control procedures (control and audit service)	Observed	Internal Audit Department
67	The bylaws of the joint-stock company contain a requirement of determining the structure and composition of the control and audit service of the joint-stock company by the Board of Directors	Observed partially	Articles of Association, clause 13.4.18)

1	2	3	4
			(the Board of Directors approves candidates to the position of the Internal Audit Department manager)
68	The control and audit service does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
69	The control and audit service does not include any persons being members of executive bodies of the joint-stock company or persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
70	The bylaws of the joint-stock company provide for a fixed period of submitting to the control and audit service documents and materials for evaluation of a transacted financial or economic operation, as well as a liability of officials and employees of the joint-stock company for failure to submit them within the established time	Observed	Provisions on the Internal Audit Department, Comprehensive Audit Regulations
71	The bylaws of the joint-stock company provide for a duty of the control and audit service to provide information on any detected breaches to the audit committee or, if there is no such committee, to the Board of Directors of the joint-stock company	Observed	Provisions on the Internal Audit Department, Comprehensive Audit Regulations. Comprehensive Audit Regulations (approved audit reports are submitted to the Board of Directors and the Auditing Committee)
72	The Articles of Association of the joint-stock company contain a requirement of a preliminary evaluation by the control and audit service of the expediency of transacting operations that are not provided for by the financial and economic plan of the joint-stock company (non-standard operations)	Not observed	Such transactions are preliminarily approved by the Board of Directors (clause 13.4.2 of the Articles of Association), which gets advice from internal

1	2	3	4
			services of the Company and may engage independent consultants
73	The bylaws of the joint-stock company provide for a procedure of agreeing upon a non-standard operation with the Board of Directors	Observed	Provisions on budgeting in OJSC NWT, section 6.
74	There is a bylaw approved by the Board of Directors, that determines the procedure of carrying out audits of the financial and economic activities of the joint-stock company by the Auditing Committee	Observed	Provisions on the Auditing Committee
75	The audit committee evaluates the auditors' report prior to presenting it to shareholders at the general meeting of the shareholders	Observed	Provisions on the Audit Committee, clause 2. 3. 2. e)
	Dividend		
76	There is a bylaw approved by the Board of Directors, used as guidelines by the Board of Directors when recommendations on the amount of dividend are taken (Provisions on the Dividend Policy)	Observed	Provisions on Dividend on Shares
77	The Provisions on the Dividend Policy provide for a procedure of determining the minimum share of the net profit of the joint-stock company, allocated for the payment of dividend, and the conditions, under which there is no payment or there is an incomplete payment of dividend on the preferred shares, the amount of dividend on which is determined in the Articles of Association of the joint-stock company	Observed	Clauses 2.1 and 3.1 of the Provisions on dividend Yielded by Shares of OJSC NWT
78	Publishing information on the dividend policy of the joint-stock company and on any changes introduced into such policy in a periodical provided for by the Articles of Association of the joint-stock company for publishing notifications on holding general meetings of the shareholders, and placing such information on the Internet site of the joint-stock company	Observed	Corporate Governance Code, Part III, clause 4.

XV. INFORMATION FOR SHAREHOLDERS

Authorized capital and securities of the Company

The authorized capital of the company is ***1,131,414,770*** roubles.

FLOATED AND STATED STOCK OF THE COMPANY
(as of 31.12.2004)

Table 34

Categories (types) of stock	Number (pcs)	Face value (roubles)
I. Floated shares:		
common stock	881 045 433	**1 rouble**
type A preferred stock	250 369 337	
II. Stated shares:		
common stock	6 098	**1 rouble**
type A preferred stock	32 486	

AUTHORIZED CAPITAL STRUCTURE

Distribution of common stock among the shareholders of OJSC North West Telecom as of 31.12.2004


48 828 162
5,5%
50,8%
43,7%
447 230 789
384 986 482

individuals
legal entities
OJSC Svyazinvest

Distribution of preferred stock among the shareholders of OJSC North West Telecom as of 31.12.2004


100 176 581
60,0%
40,0%
150 192 756

individuals
legal entities

Distribution of stock among the shareholders of OJSC North West Telecom (percentage of Authorized Capital) as of 31.12.2004


149 004 743
447 230 789
13,2%
39,5%
47,3%
535 179 238

individuals
legal entities
OJSC Svyazinvest

INFORMATION ON THE TRADING VENUES FOR TRADING IN SHARES OF THE COMPANY

Table 35

<table>
<tr><th rowspan="2">Trading venues</th><th colspan="2">TICKER TAPES</th><th rowspan="2">Quotation List</th><th rowspan="2">Start of trading (common stock / preferred stock)</th></tr>
<tr><th>Common stock</th><th>Preferred stock</th></tr>
<tr><td>NP RTS Stock Exchange</td><td>SPTL</td><td>SPTLP</td><td>A2</td><td>September 1, 1995 / January 23, 1997</td></tr>
<tr><td>OJSC RTS Stock Exchange</td><td>SPTLG</td><td>SPTLPG</td><td>A2</td><td>February 21, 2005</td></tr>
<tr><td>CJSC MMVB Stock Exchange</td><td>SPTL</td><td>SPTLP</td><td>A2</td><td>March 31, 2000 / March 31, 2000</td></tr>
<tr><td>St. Petersburg Currency Exchange</td><td>NWTel</td><td>NWTel-P</td><td></td><td>September 16, 1996 / September 16, 1996</td></tr>
<tr><td>NASDAQ (Non Bulletin Board ADRs)</td><td>NWTEY</td><td></td><td></td><td>September 4, 2001</td></tr>
</table>

PARAMETERS OF THE COMPANY'S BONDS ISSUES

Table 36

<table>
<tr><th>Parameters</th><th>1st issue</th><th>2nd issue</th><th>3rd issue</th></tr>
<tr><td>State registration No.</td><td>4-01-00119-A</td><td>4-02-00119-A</td><td>4-03-00119-A</td></tr>
<tr><td>Volume of issue at face value, million roubles</td><td>300</td><td>1500</td><td>3000</td></tr>
<tr><td>Number of bonds, thousand pcs.</td><td>300</td><td>1500</td><td>3000</td></tr>
<tr><td>Circulation period, year</td><td>2</td><td>4</td><td>6</td></tr>
<tr><td>Floatation method</td><td colspan="3">Public subscription</td></tr>
<tr><td rowspan="3">Repayment date</td><td rowspan="3">09.04.2004</td><td>04.10.2006 -30% of the face value</td><td>25.02.2010 - 30 % of the face value</td></tr>
<tr><td>04.04.2007 -30% of the face value</td><td>26.08.2010 - 30 % of the face value</td></tr>
<tr><td>03.10.2007 - 40% of the face value</td><td>24.02.2011 -40 % of the face value</td></tr>
<tr><td rowspan="5">Coupon rate</td><td>1st coupon – 20% per annum</td><td>1st – 4th coupon - 14.2% per annum</td><td rowspan="2">1st – 12th coupon 9.25 % per annum</td></tr>
<tr><td>2nd coupon –19% per annum</td><td>5th – 8th coupon – 13.2% per annum</td></tr>
<tr><td>3rd coupon –18% per annum</td><td rowspan="3">9th – 16th coupon – the Coupon Rates will be determined by the Board of Directors</td><td rowspan="3">13th – 24th coupon – the Coupon Rates will be determined by the Board of Directors</td></tr>
<tr><td>4th coupon - 16% per annum</td></tr>
<tr><td>5th coupon -16% per annum</td></tr>
<tr><td>Status</td><td>retired</td><td>In circulation</td><td>Issue is registered*</td></tr>
<tr><td>Trading venues</td><td>-</td><td>CJSC MMVB Stock Exchange</td><td>CJSC MMVB Stock Exchange</td></tr>
</table>

INFORMATION ON OWNERS OF THE BIGGEST BLOCKS OF SHARES
(over 1% of the authorized capital)

Table 37

Shareholder	tatus	CS	Portion of common stock	PS	Portion of preferred stock	Stock, total	Share of the total amount of stock
Legal entities (223 accounts), total:		**832 217 271**	**94,458%**	**150 192 756**	**59,988%**	**982 410 027**	**86,830%**
INVESTMENT COMMUNICATION COMPANY (INVESTITSIONNAYA KOMPANIYA SVYAZI) OPEN JOINT-STOCK COMPANY	OW	447 230 789	50,761%	0	0,000%	447 230 789	39,528%
BRUNSWICK UBS NOMINEES CLOSED JOINT-STOCK COMPANY (NOMINAL HOLDER)	NH	127 698 613	14,494%	34 424 557	13,750%	162 123 170	14,329%
DEPOSITORY CLEARING COMPANY – CLOSED JOINT-STOCK COMPANY	NH	56 803 253	6,447%	50 244 369	20,068%	107 047 622	9,461%
ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY)	NH	52 237 118	5,929%	6 860 831	2,740%	59 097 949	5,223%
LINDSELL ENTERPRISES LIMITED	OW	20 169 748	2,289%	30 624 176	12,232%	50 793 924	4,489%
MINISTRY OF PRIVITY OF THE RUSSIAN FEDERATION	OW	37 753 619	4,285%	5 276	0,002%	37 758 895	3,337%
CLOSED JOINT-STOCK COMPANY "ABN AMRO BANK A.O."	NH	24 494 934	2,780%	5 033 844	2,011%	29 528 778	2,610%
FRACTOR INVESTMENTS LIMITED	OW	26 648 680	3,025%	0	0,000%	26 648 680	2,355%
J.P.MORGAN BANK INTERNATIONAL (LIMITED LIABILITY COMPANY)	NH	11 459 123	1,301%	430 000	0,172%	11 889 123	1,051%
Individuals (35255 accounts):		**48 828 162**	**5,542%**	**100 176 581**	**40,012%**	**149 004 743**	**13,170%**
TOTAL:		**881 045 433**	**100,000%**	**250 369 337**	**100,000%**	**1 131 414 770**	**100,000%**

Note:
OW - owner
NH - nominal holder
CS - common stock
PS - preferred stock

Information on the ADR issue / (support of) ADR Programme development;

Date of level 1 ADR programme registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank
ADR factor: 1 ADR = 50 common shares of OJSC NWT.
Number of ADR issued as of 31.12.2004: 825,255.

Information on the Credit Rating and Corporate Management Rating of the Company

The international credit rating, the corporate management rating and the credit rating of OJSC NWT according to the national scale has been established by the international rating agency Standard and Poor's. As of 31.12.2004, the ratings were set at the following levels:

- international credit rating: B-/ positive
- credit rating according to the national scale: ruBBB+/stable
- corporate management rating: 5

Information on the Company's Auditors

Ernst & Young Vneshaudit Closed Joint-Stock Company
Location: *23, ul. Malaya Morskaya, St. Petersburg, 190000*
Tax-payer's identification No.: *7717025097*
Mailing address: *23, ul. Malaya Morskaya, St. Petersburg, 190000*
Tel: *(812) 103-7800 Fax: (812) 103-7810*

Data on Auditor's license:
No. of license: *E003246*
Date of issue: *17.01.2003*
Validity period: till *17.01.2008*
Authority issuing the license: *RF Ministry of Finance*

Information on the Company's register holder:

Registrator-Svyaz Closed Joint-Stock Company
Mailing address: ***15A, ul. Kalanchevskaya, POB 45, Moscow, 107078***
Tel: *(812) 933-42 Fax*: ***(095) 933-42 -21***
E-mail: ***regsw@asvt.ru***

License:
No. of license: ***10-000-1-00258***
Date of issue: ***01.10.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of RF***

Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

Data on the Company's Branches.

General

On 01.01.04 the Cherepovetselectrosvyaz branch was reorganized in the form of affiliation with the Vologdaelectrosvyaz branch.

In 2004 reorganization of the Company in the form of the affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC NWT was carried out, for which purpose, after the Agreement of Affiliation had been approved by the general meetings of the shareholders of OJSC Lensvyaz (Minutes of the Meeting No. 1 of 14.04.04), OJSC Svyaz of the Republic of Komi (Minutes of the Meeting No. 13 of 23.02.04) and OJSC NWT (Minutes of the Meeting No. 01-04 of 16.04.04), on the basis of the Decision of the Board of Directors dated 11.06.04 (Minutes of the Meeting No. 19-04), from 01.07.04 the branches Svyaz of the Republic of Komi and Lensvyaz of OJSC NWT had started their existence. By the Decision of the Management Board (minutes of the meeting dated 14.07.04 No. 318-04), the structures of the newly formed branches were approved. After deletion of OJSC Svyaz of the Republic of Komi and OJSC Lensvyaz from the Single State Register of Legal Entities in connection with the reorganization, the branches Svyaz of the Republic of Komi and Lensvyaz started their business operation.

In 2004 the structures of Company's branches were optimized, and, as a result, three communication nodes were liquidated and new organizational structures of the following branches of the Company were approved:

- Elecrosvyaz of Vologda Oblast - Minutes No. 325-04(26) of 06.09.2004;
- Petersburg Payphone Network - Minutes No. 327-04(38) of 08.10.2004;
- Artelecom of Arkhangelsk Oblast - Minutes No. 332-04(33) of 16.11.2004;
- Svyaz of Komi Republic - Minutes No. 332-04(33) of 16.11.2004.

The organizational structure of the General Directorate was improved during 2004 as the functions distribution among the services was adjusted; the latest version of the organizational structure was approved by the decision of the Management Board of 08.10.2004, Minutes No. 327-04(28).

BRANCHES OF THE COMPANY

ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom
45, Troitsky prospekt, Arkhangelsk, Russia, 163000
Tel: (8182) 20-50-20 Fax: (8182) 65-40-96, e-mail: info@artelecom.ru
LENSVYAZ Branch of the Open Joint-Stock Company North-West Telecom
15, ul. Pochtamtskaya, St. Petersburg, Russia. 190000
Tel: (812) 571-84-78 Fax: (812) 315-48-50, e-mail: lensvyaz@lsi.net
MURMANELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom
82-a, ul. Lenina, Murmansk, Russia, 183038
Tel: (8152) 48-51-71 Fax: (8152) 45-00-45, e-mail: mels@mels.ru
NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom
2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001
Tel: (8162) 78-25-10 Fax: (8162) 73-19-15, e-mail: sekretar@ao.telecom.nov.ru
ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom
24, ul. B. Morskaya, St. Petersburg, Russia, 191186
Tel: (812) 314-15-50, 110-68-38, fax: (812) 110-68-34, e-mail: office@ptn.ru
SVYAZ OF THE KOMI REPUBLIC Branch of the Open Joint-Stock Company North-West Telecom
60, ul. Lenina, Syktyvkar, Russia, 167981
Tel: (8212) 29-98-20 Fax: (8212) 21-51-70, e-mail: komisvyaz@parma.ru
ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom
4, Sovetsky pr., Vologda, Russia, 160000
Tel: (8172) 72-00-14 Fax: (8172) 72-61-23, e-mail: 32eu@svz.vologda.ru
ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom
24, ul. Bolnichnaya, Kaliningrad, 236006, Russia
Tel: (0112) 21-42-14 Fax: (0112) 45-15-52, e-mail: secretar@b24.baltnet.ru
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom
5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185035
Tel: (8142) 76-51-11 Fax: (8142) 76-61-44, e-mail: ao@com.onego.ru
ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom
5, Oktyabrsky pr., Pskov, Russia, 180000
Tel: (8112) 16-54-81 Fax: (8112) 16-97-35, e-mail: duep@ellink.ru

Information on Reorganization of the Company

On 1st October 2004 the reorganization of the Company in the form of the affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT was completed. The Inter-District Inspectorate No. 9 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg deleted the following entities from the Single State Register of Legal Entities: OJSC Svyaz of the Republic of Komi (Certificate of an Entry in the Single State Register of Legal Entities on termination of activities as a legal entity through reorganization in the form of affiliation made on 01.10.2004 under the state registration No. 2047840000382) and OJSC Lensvyaz (Certificate of an Entry in the Single State Register of Legal Entities on termination of activities as a legal entity through reorganization in the form of affiliation made on 01.10.2004 under the state registration No. 2047840000393). In connection with the reorganization, amendments were introduced to the Company's Articles of Association on succession of OJSC NWT in respect of all obligations of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi, the companies that ceased to exist as separate legal entities (Amendments and Additions No. 5 registered by the Inter-District Inspectorate No. 9 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg – Certificate of an Entry in the Single State Register of Legal Entities made on 01.10.2004 under the state registration No. 2047839026904).

Information on contact telephone Nos., fax No., e-mail address and Internet address of the Company

Tel: (812)315-47-06, fax (812)110-62-77
E-mail: office@nwtelecom.ru <mailto:office@nwtelecom.ru>
Internet address: www.nwtelecom.ru

NOTICE ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE STOCK COMPANY'S SECURITIES
"DISCLOSURE BY THE JOINT-STOCK COMPANY OF ANNUAL FINANCIAL (ACCOUNTING) REPORTS PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS OR THE USA GENERALLY ACCEPTED ACCOUNTING STANDARDS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia;*
1.4. Issuer's OGRN (Basic State Registration No.):	*1027809169849*
1.5. Issuer's INN (Individual Tax-Payer's No.):	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A*
1.7. URL of the Internet page used by the Issuer for information disclosure:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of periodical(s) used by the Issuer for publishing information:	*the Izvestiya – St. Petersburg newspaper*

2. Contents of the Notice

2.1. Form of Issuer's financial (accounting) reports (consolidated or reports of a legal entity) prepared according to the International Financial Reporting Standards (IFRS) or the USA Generally Accepted Accounting Standards (US GAAP), and the reporting period, for which the said financial (accounting) reports have been made up: *consolidated*

2.2. Date, on which the joint-stock company sent (presented) the financial (accounting) reports to the respective body (organization) regulating the market of foreign securities and/or other organizations in compliance with the foreign law for the purposes of disclosing them among an unlimited circle of persons: *29.06.2005*

2.3. Financial reporting standards used to prepare the Issuer's financial (accounting) reports: *International Financial Reporting Standards (IFRS)*

2.4. Full official name of the auditing company:
Ernst & Young Vneshaudit Closed Joint-Stock Company

2.5. Location of the auditing company:
str.1, 3 Sadovnicheskaya nab., Moscow, 115035, Russia

2.6. **Data on the license for auditing:**

- **No.:** *E003246*
- **date of issue:** *17.01.03*
- **validity period:** *17.01.08*
- **authority issuing the license:** *Ministry of Finance of the Russian Federation*

2.7. URL of the Internet page used by the Issuer for disclosure of the said financial (accounting) reports and the summary of the auditor's report:
http://www.nwtelecom.ru/pubsas/test--C7740C6CCBAA11D5AE4B0050045260BB/lang--/index.html

3. Signature

3.1. V.A. Akulich, ____________ General Manager

3.2. Date: 29th June 2005 Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia*
1.4. Issuer's OGRN code:	*1027809169849*
1.5. Issuer's TIN:	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A.*
1.7. Internet page address where Issuer company discloses information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A02062005, 0900119A02062005*

2. Contents of notification

2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-03-00119-A of 28.12.2004;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

2.4. Name of the Issuer's management body taking the decision on determining the interest rate yielded by Bonds and date of making up the minutes of the meeting (session) of the said body taking the said decision: *the yield for this (the first) coupon under the 03 series Bonds of the OJSC North-West Telecom is established in the amount of 9.25% by the Order of the General Manager of March 03, 2005, on the basis of the results of the auction held at the Moscow Interbank Currency Exchange (MMVB) according to the decision on the securities issue approved by the Board of the Directors of OJSC North-West Telecom dated October 26, 2004;*

2.5. Date of taking the decision on the amount (procedure of determining the amount) of the interest (coupon) on Bonds: *the yield for this (the first) coupon under the 03 series Bonds of the OJSC North-West Telecom is established by the Order of the General Manager of March 03, 2005;*

2.6. Date of making up the minutes of the meeting of the Issuer's authorized management body, at which the decision on the amount (procedure of determining the amount) of the interest (coupon) on the Issuer's Bonds was taken: *Order of the General Manager of March 03, 2005;*

2.7. Total amount of interest and/or other yield to be paid under the 03 series Bonds of the Issuer for the first coupon period: ***69,180,000 (sixty nine million one hundred eighty thousand) roubles***

Amount of interest and/or other yield to be paid under one 03 series Bond of the Issuer: *23 (twenty three) roubles 06 kopecks*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) on Bonds): *02.06.2005*

2.10. Total (aggregate) amount of interest and/or other yield paid under the 03 series Bonds of the Issuer: *69,180,000 (sixty nine million one hundred eighty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for

money obligations or other commitment that can be expressed in monetary terms: *payment of the first coupon yield under the 03 series Bonds of the Issuer in the amount of 69,180,000 (sixty nine million one hundred eighty thousand) roubles*

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitment has been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, as the commitment has been fully executed

3. Signature		
3.1. General Manager	____________________	V.A. Akulich
3.2. Date: June 02, 1005	Official seal	

APPROVED
the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No.01-05 of 06/27/2005

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
ON THE GENERAL MEETING OF THE SHAREHOLDERS

of the Open Joint-Stock Company
OJSC North-West Telecom.
(Version 04-05)

St.Petersburg

2003

In compliance with the active law of the Russian Federation and the Articles of Association of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company), these Provisions on the General Meeting of the Shareholders (hereinafter referred to as the Provisions) define the procedure of holding the General Meeting of the Shareholders and other issues related to preparing and holding the annual and extraordinary general meetings of the Company's shareholders.

1. GENERAL MEETING OF THE SHAREHOLDERS: TYPES, FORMS AND TIMING

1.1. The general meeting of the shareholders is the supreme management body of the company.

1.2. The Company shall hold the annual general meeting of the shareholders each year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

1.3. General meetings of the shareholders, held besides the annual meeting, shall be considered as extraordinary meetings.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, according to the procedure provided for by these Provisions.

1.4. A general meeting of the shareholders may be held in the form of

a meeting – joint attendance of shareholders for discussion of the issues of the agenda and for taking decisions on the issues put forward for voting, or

absentee voting.

A general meeting of the shareholders, the agenda of which includes the issues of electing the Company's Board of Directors, electing the Company's Auditing Committee, approving the Company's auditor, as well as those of approving annual reports, annual books and accounts, including profit and loss reports (profit and loss accounts) of the Company, as well as the issues of distributing the profit, among other things, payment (declaration) of dividend, and losses of the Company based on the results of the fiscal year, may not be held in the form of absentee voting.

1.5. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

1.6. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

1.7. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

1.8. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

1.9. Except for the case mentioned in 1.8 of these Provisions , an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),
- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

2. PROCEDURE OF PUTTING FORWARD MOTIONS OF INCLUDING ISSUES IN THE AGENDA OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND OF PROPOSING CANDIDATES TO THE COMPANY BODIES ELECTED BY THE GENERAL MEETING OF THE SHAREHOLDERS, AND PROCEDURE OF PRESENTING REQUESTS TO CONVOKE AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

2.1. Motions of including issues in the agenda of the annual general meeting of the shareholders and motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders may be put forward, and requests to hold an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

2.2. A motion of including issues in the agenda of the annual general meeting of the shareholders and a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders shall contain the information provided for by article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting of the shareholders shall contain information provided for by article 55 of the Federal Law On Joint-Stock Companies. A motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders, contained in the request to hold an extraordinary general meeting of the shareholders, shall be covered by the respective requirements of article 53 of the Federal Law On Joint-Stock Companies.

2.3. A motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders and a request to hold an extraordinary general meeting shall be considered as received from the shareholders who (whose representatives) have signed them.

2.4. The portion of voting shares held by the shareholder(s) putting forward a motion to the agenda of the annual general meeting of the shareholders and/or proposing candidates to the Company bodies elected by the general meeting of the shareholders shall be determined as of the date such a motion is put forward.

The portion of voting shares held by the shareholder(s) requesting to hold an extraordinary general meeting shall be determined as of the date such a request is presented.

2.5. If a motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the

shareholders or a request to hold an extraordinary general meeting is signed by a shareholder's representative, such a motion (request) shall be accompanied by a power of attorney (a copy of the power of attorney certified in compliance with the established procedure), containing information on the represented and the representative, which, in compliance with the Federal Law On Joint-Stock Companies, must be contained in a power of attorney for voting, prepared in compliance with the requirements of the Federal Law On Joint-Stock Companies in respect of preparing a power of attorney for voting.

2.6. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is signed by a shareholder (his/her/its representative), whose title to the shares is recorded on the custody account in a depositary, such a motion (request) shall be accompanied by a statement of the shareholder's custody account in the depositary keeping records of the rights to such shares.

2.7. When candidates are proposed to the Board of Directors or the Auditing Committee of the Company, the motion may be accompanied by the written consent of the proposed candidate and by information on the candidate to be provided to persons entitled to participate in the general meeting, in the course of preparation for holding the general meeting.

2.8. If a motion in respect of the agenda of the annual general meeting or a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders is sent by mail, the date indicated on the imprint of the calendar stamp confirming the date of sending the mail shall be considered as the date of putting forward such a motion.

If a request to hold an extraordinary general meeting is sent by ordinary letter or by ordinary mail, the date indicated on the imprint of the calendar stamp confirming the date of receiving the mail shall be considered as the date of presenting such a request, and if a request to hold an extraordinary general meeting is sent by registered letter or any other type of registered mail, the date of delivering the mail to the addressee against signature shall be considered as the date of presenting such a request.

2.9. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is delivered against signature, the date of delivery shall be considered as the date of putting forward the motion or presenting the request.

2.10. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is faxed, the date, on which the Company receives the fax message in compliance with the procedure provided for by paragraph two of this clause, shall be considered as the date of putting forward the motion or presenting the request.

A fax message containing the motion or request shall be sent to the Company's fax No., and shall be received by the Company not later than the Company's official working day completion time. When a fax message is sent, the copy of the transmitted text shall bear the last name of the person who has sent the text, the date and time of transmission, as well as the last name of the person who has received the text. The person who has sent the text shall demand an acknowledgement of the text receipt, while the person who has received the text shall acknowledge the receipt by sending a reply fax message.

When the Company receives the original of a motion or a request that has been sent by fax, the date on which the Company receives the fax message shall be considered as the date of putting forward the motion or presenting the request.

2.11. The Company's Board of Directors shall consider received motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and shall take respective decisions not later than five days upon expiry of the motions acceptance period established by the Company's Articles of Association.

Motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders, received by the Company later than within the established period of motions consideration, shall also be considered by the Board of Directors in compliance with the procedure provided for by the active law.

2.12. Motions on including issues in the agenda of the annual general meeting of the shareholders, motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and requests to convoke an extraordinary general meeting of the shareholders, received by the Company, may be revoked by the persons who have put forward the motions and presented the requests. Such revocation shall be sent by any method provided for by clause 2.1 of these Provisions for sending motions and presenting requests. The date on which the Company receives the mail, the date of delivering the revocation or the date on which the Company receives the fax message shall be considered as the date of the receiving the revocation.

3. PREPARATION FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

3.1. When getting prepared for holding the general meeting of the shareholders, the Company's Board of Directors shall determine:

the form of holding the General Meeting of the Shareholders;

the date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

the time of starting the registration of persons participating in the general meeting of the shareholders;

the date of making up the list of persons entitled to participation in the general meeting of the shareholders;

the agenda of the general meeting of the shareholders;

the type(s) of preferred stock, the holders of which are entitled to vote on the issues of the agenda of the general meeting of the shareholders;

the procedure of notifying the shareholders on holding the general meeting of the shareholders;

the list of information (materials) provided to shareholders during preparation for holding the general meeting of the shareholders, and the procedure of providing it;

the form and text of the voting ballot.

3.2. The place of holding the general meeting of the shareholders shall be fixed in the city (town, settlement) where the Company is located, or in another city (town, settlement) in the territory of the Russian Federation, where the Company's branch or representative office is located.

3.3. When the time of holding the general meeting of the shareholders is determined, the number of issues included in the agenda of the meeting shall be taken into account. The time of holding the general meeting shall not be earlier than 9 or later than 22 o'clock local time.

3.4. When determining the time of starting the registration of persons participating in the general meeting of the shareholders, the number of such persons included in the respective list shall be taken into account.

3.5. When approving the agenda of the general meeting of the shareholders, the Company's Board of Directors shall be entitled to unite two and more issues of the terms of reference of the general meeting of the shareholders in one issue of the meeting's agenda.

Issues may be united only in case a decision on one of such issues is impossible without taking decisions on the other, mutually related issues.

The following issues may not be united:

issues, on which different groups of voters are to vote;

issues, for taking decisions on which different numbers of votes of the shareholders holding the voting shares and taking part in the meeting are required.

4. NOTIFICATION OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

4.1. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

The notification on holding a general meeting of the shareholders must be provided in the form provided for by the active law of the Russian Federation and by the Articles of Association of the Company according to the procedure established by the Company's Board of Directors.

4.2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

4.3. A notification sent to shareholders in respect of holding a planned general meeting of the shareholders, the agenda of which includes issues, voting on which may entail the right of demanding redemption by the Company of shares, shall contain, in addition to the information indicated in clause 4.2 hereof, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4.4. A notification sent to shareholders in respect of holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, in addition to the information indicated in clause 4.2 hereof, shall contain information on the procedure and timing of nominating candidates to the Company's Board of Directors by shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

4.5. Besides the information mentioned in clauses 4.2 – 4.4 hereof, a notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders participation in the general meeting of the shareholders.

5. QUORUM OF THE GENERAL MEETING OF THE SHAREHOLDERS. REPEATED GENERAL MEETING OF THE SHAREHOLDERS

5.1. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

5.2. If there is no quorum for holding the annual general meeting of the shareholders, a repeated general meeting of the shareholders shall be held with the same agenda. If there is no quorum for holding an extraordinary general meeting of the shareholders, a repeated general meeting of the shareholders may be held with the same agenda.

A repeated general meeting of the shareholders shall be considered as competent (having the quorum), if shareholders holding in the aggregate at least 30 per cent of the votes granted by the floated voting shares of the Company have taken part in it.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

5.3. Based on the results of determining the quorum in respect of the agenda issues of the general meeting of the shareholders, the Company Registrar acting as the returning board shall make up a report on determining the quorum, to be signed by persons authorized by the Registrar.

If there is the quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after closing the meeting, or after the date the ballots acceptance is over when the meeting is held in the form of absentee voting.

If there is no quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after the planned date of holding the meeting that has not taken place or after the planned date of ending the ballots acceptance when the meeting that has not taken place was to be held in the form of absentee voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF THE SHAREHOLDERS

6.1. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

6.2. Issues in the terms of reference of the general meeting of the shareholders, for voting on which the voters' groups are determined separately, include:

1) electing members of the Auditing Committee and early termination of their powers;

2) taking a decision on approving related-party transactions;

3) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company;

4) Re-organization of the Company;

5) Liquidation of the Company, appointing of the liquidation committee and approval of the intermediate and final liquidation balance sheets;

6) introducing amendments and additions to the Articles of Association of the Company, restricting the rights of shareholders holding preferred shares of a certain type, including the cases of determining or increasing the amount of the dividend and (or) determining or increasing the liquidation value, paid on preferred shares of the previous turn, as well as granting advantages in the sequence of paying the dividend and (or) the liquidation value of shares to shareholders holding other types of preferred shares.

6.3. The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 1 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for members of the Company's Board of Directors or persons holding posts in the Company's management bodies.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 2 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting, who are not interested in making the transaction.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 3 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for a person who has independently acquired 30 and more per cent of floated common shares of the Company, and its affiliated persons.

The right of vote at the general meeting of the shareholders in respect of the issues indicated in subclauses 4 and 5 of clause 6.2 of these Provisions shall belong to the shareholders holding Company's common shares and the shareholders holding Company's preferred shares of each type.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 6 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, and to the shareholders holding the Company's preferred shares of each type, the rights under which are restricted.

6.4. The groups of voters on the issues of the agenda of the general meeting of the shareholders shall be determined as of the date of making up the list of persons entitled to participation in the general meeting of the shareholders.

6.5. If the quorum for different issues of the meeting's agenda is to be determined separately, the report on determining the quorum shall contain the data on whether there is or whether there is no quorum for each of such questions.

7. BODIES ORGANIZED FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

7.1. The person stipulated by the Company's Articles of Association shall be the chairperson of the general meeting of the shareholders. The chairperson of the general meeting of the shareholders shall hold the meeting, including:

1) announcement of opening and closing the meeting,

2) announcement of the persons providing information on the issues of the agenda,

3) control over the course of discussion of the issues of the agenda,

4) other functions provided for by these Provisions.

7.2. Upon decision of the Chairperson of the Meeting, a Presidium of the general meeting of the shareholders may be formed for participation in holding the general meeting of the shareholders, held in the form of a meeting.

The Chairperson and the members of the Presidium of the meeting shall jointly hold the general meeting of the shareholders and shall perform the functions provided for by subclauses 1 – 3 of clause 7.1. of these Provisions.

7.3. If the person presiding at the general meeting in compliance with the Company's Articles of Association is absent from an extraordinary general meeting held upon decision of bodies and persons entitled to request holding an extraordinary general meeting, the person taking the decision on holding the extraordinary general meeting (his/her representative) shall be the chairperson of the general meeting, or, if the decision on holding the extraordinary general meeting has been taken by several persons or by members of a collegial body, one of them, appointed by their decision shall be the chairperson.

7.4. A Secretary (Secretariat) of the general meeting of the shareholders shall be appointed by the Chairperson of the general meeting of the shareholders to keep minutes of the general meeting of the shareholders.

7.5. If a Corporate Secretary of the Company has been appointed in the Company, the Corporate Secretary shall perform the following duties as the secretary of the general meeting of the shareholders:

1) taking appropriate measures to ensure preparation and holding of the general meeting of the shareholders in compliance with the requirements of the laws, Articles of Association and other bylaws of the Company on the basis of the decision on holding the general meeting of the shareholders, taken by the Company's Board of Directors or by other bodies and persons in compliance with the requirements of the law and the Company's Articles of Association;

2) preparing orders to the Company's Registrar on making up the list of persons entitled to participation in the general meeting of the shareholders and the list of persons entitled to getting a dividend on the basis of the shares;

3) forming the materials that are to be provided for the general meeting of the shareholders, ensuring access to them, certifying and providing copies of appropriate documents upon request of the persons entitled to participation in the general meeting of the shareholders;

4) notifying all members of the management and control bodies of the Company on holding the general meeting of the shareholders;

5) collecting the filled in voting ballots received by the Company at addresses fixed for receiving them, and handing over such ballots in due time to the Company's Registrar acting as the returning board;

6) answers to questions of the participants of the general meeting as to the procedure of holding it in connection with the application of these Provisions and observance of the requirements of the active law, as well as taking measures to resolve conflicts related to the procedure of preparation for and holding of the general meeting of the shareholders;

7) organizing the keeping of the minutes of the general meeting of the shareholders.

If a Corporate Secretary has not been appointed or is absent from the general meeting of the shareholders or at a certain moment of preparing it, the said duties shall be performed by the Secretary of the Meeting and/or by other persons in the Company.

7.6. The duties of the returning board of the Company shall be performed by the Company's Registrar. The Company's Registrar shall check the powers and register the persons participating in the general meeting of the shareholders, determine the quorum of the general meeting of the shareholders, explain issues arising in connection with the shareholders' (their representatives') exercising their right of vote at the general meeting, explain the voting procedure in respect of the issues put forward for voting, ensure the established voting procedure and the rights of the shareholders to participation in the voting, count votes and sum up the voting results, make up a report on voting results, hand over voting ballots to the archives and perform other duties provided for by these Provisions.

When performing the functions of the returning board, the Company's Registrar shall be entitled to:

- keep logs and other registers of any forms at his/her/its discretion;
- independently determine the forms of minutes and reports to be made up, taking into account the requirements of the active law and these Provisions.

8. PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)

8.1. Registration for participation in the general meeting shall be carried out for persons (their representatives) included in the list of persons entitled to participation in the general meeting, except for the persons (their representatives), whose ballots have been received not later than two days before the date of holding the meeting. The persons (their representatives) entitled to participation in a meeting, whose ballots have been received not later than two days before the date of holding the meeting, shall be entitled to attend the meeting.

If, prior to registration of the representative of a person entitled to participation in a meeting, the Company or the Registrar acting as the returning board receives a notification on replacement (recalling) of the representative, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall be registered for participation in the meeting.

Acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting shall be registered for participation in the meeting, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

Registration of persons for participation in the general meeting to be held in the form of a meeting will take place at the venue and date of the general meeting.

Those entitled to participate in the general meeting shall be registered on the condition that the persons arriving for participation in the general meeting are identified through collation of the data contained in the list of those entitled to participate in the general meeting with the data of the documents presented (produced) by the said persons.

Credentials of a shareholder's representative for participation in the general meeting of the shareholders may be based on provisions of federal laws or acts of duly authorized state bodies or local government bodies or a power of attorney made up in writing. Power of attorney for voting must be issued in compliance with the requirements of clause 1 of Article 57 of the Federal Law "On Joint-Stock Companies".

Documents certifying the powers of successors and representatives of the persons included in the list of those entitled to participate in the general meeting (or their copies certified by a notary) shall be enclosed to the voting ballots sent by such persons or shall be handed over to the Registrar acting as the returning board, when such persons are registered for participation in the general meeting.

8.2. The general meeting held in the form of a meeting shall be opened, if, by the moment of its start, there is the quorum for at least one of the issues included in the agenda of the general meeting. Registration of persons entitled to participation in the general meeting, who have not been registered for participation in the general meeting before its opening, shall be over at the moment of completing the discussion of the last issue of the agenda of the general meeting, for which there is the quorum.

8.3. If, by the moment of the start of the general meeting of the shareholders there is no quorum on any of the issues included in the agenda, the Registrar acting as the returning board shall inform the Chairperson of the general meeting of the shareholders thereof. The Chairperson of the meeting shall take the decision on the time of postponing the opening of the general meeting of the shareholders. In

such a case the opening of the general meeting of the shareholders may not be postponed by more than 2 hours.

If the opening of the general meeting of the shareholders is postponed, the minutes of the general meeting of the shareholders shall indicate the actual time of opening the meeting.

8.4. Issues shall be considered at the general meeting of the shareholders according to the sequence established by the approved agenda.

The sequence of considering the issues may be changed upon decision of the Chairperson of the meeting.

8.5. Discussion of the issues of the agenda of the general meeting of the shareholders consists in providing the persons participating in the meeting with information on the issues of the agenda and with explanations (if necessary) of the issues of the agenda and of the provided information.

Discussion of the issues of the meeting's agenda shall take place according to the procedure established by clauses 8.6-8.9 of these Provisions.

8.6. Information on the discussed issue of the agenda shall be provided to persons participating in the meeting in the form of reports (statements)

by reporters appointed by the Chairperson of the meeting;

by persons (their representatives) participating in the meeting, who have declared their intention to provide extra information in respect of the issues of the agenda. Such declarations shall be sent in writing to the Chairperson of the general meeting of the shareholders prior to the start of considering the respective issue of the meeting's agenda. Indicated in the declaration shall be the name of the person, the wording of the issue of the agenda, on which information is provided, the time required for the speech and the number of votes the voting person has at its disposal for the discussed issue of the agenda.

8.7. Each person (representative) taking part in a meeting shall be entitled to apply for explanations in respect of any issue of the meeting's agenda and the information provided thereon, to the Chairperson of the meeting, to members of the meeting's Presidium or to the persons(s) who has (have) provided the information. Such an application shall be sent in writing to the Chairperson of the general meeting of the shareholders before the next issue of the meeting's agenda is considered, with the indication of the name of the person taking part in the meeting, the number of votes at the disposal of the person for voting in respect of the discussed issue of the meeting's agenda.

Each duly prepared written application shall be considered in the course of the meeting.

If, in the opinion of the Chairperson of the meeting, a member of the meeting's Presidium or the persons(s) who has (have) provided the information, it does not seem possible to provide an exhaustive explanation immediately, or the person (representative) taking part in the meeting requests a written explanation in respect of the issue of interest to him/her, such a written explanation shall be sent to the applying person within 10 days after the general meeting of the shareholders is closed. A written explanation may be given only provided the application is duly prepared in compliance with the 1st paragraph of this clause.

8.8. The time of speeches with the reports (statements) concerning the issues of the meetings agenda and with explanations in response to the received applications shall be determined by the Chairperson of the meeting. It shall be noted that:

- no less than 10 minutes and no more than 45 minutes shall be assigned for a report of a speaker appointed by the Chairperson of the meeting;
- at least 5 minutes shall be assigned for a speech of a person (his/her representative) taking part in the meeting with extra information on an issue of the agenda;
- at least 10 minutes shall be assigned for a speech with an explanation in response to a received application.

The time assigned by the Chairperson of the meeting for a speech may be used by the speaker partially.

The Chairperson of the meeting shall not be entitled to comment on a speech or interrupt a speaker, except for situations when the speaker breaks the meeting holding procedure provided for by these Provisions.

8.9. The Chairperson of the meeting shall decide whether any breaks are needed during the general meeting of the shareholders and how long they should be.

No break is allowed during the general meeting of the shareholders when an issue of the agenda is being discussed.

8.10. Persons (their representatives) who have been registered for participation in the general meeting of the shareholders shall be given the opportunity of voting on issues of the meeting's agenda at any time from the moment the meeting is opened until the voting time fixed in accordance with clause 8.11 of these Provisions expires and the counting of votes on the issues of the meeting's agenda starts.

8.11. After discussion of the last issue of the agenda of the general meeting of the shareholders, for which there is the quorum, the Chairperson of the meeting shall assign at least extra 30 minutes for voting on the issues of the meeting's agenda.

8.12. Voting results and decisions taken by the general meeting may be

1) announced at the general meeting of the shareholders

or

2) brought to the notice of the persons entitled to participation in the meeting, according to the established procedure.

8.13. The general meeting of the shareholders shall be closed

1) at the moment when all decisions taken by the meeting and the voting results have been announced in the case provided for by subclause 1 of clause 8.12 of these Provisions,

or

2) at the moment when the time assigned for voting on the issues of the agenda in compliance with clause 8.11 of these Provisions expires in the case provided for by subclause 2 of clause 8.12 of these Provisions.

A general meeting, by the moment of opening of which there was the quorum for only some issues of the agenda, may not be closed, if by the moment of registration end the persons have been registered, whose registration ensures the quorum for taking a decision on other issues of the agenda of the general meeting.

9. VOTING BALLOTS FOR THE GENERAL MEETING OF THE SHAREHOLDERS

9.1. Voting on issues of the agenda of the general meeting of the shareholders shall be performed only with the use of voting ballots.

A voting ballot shall be sent or delivered against signature to each person indicated in the list of persons entitled to participation in the general meeting of the shareholders, not later than 20 days before the general meeting of the shareholders is held. A voting ballot shall be sent by a registered letter.

Upon request of the persons registering for participation in the general meeting held in the form of a meeting, whose ballots have not been received by the Company or have been received later than two days before the day of holding the meeting, such persons may receive only voting ballots with a note that they are issued for the second time.

If during a general meeting of the shareholders held in the form of the meeting, the Company or the Registrar acting as the returning board receives from a person entitled to participation in the general meeting of the shareholders a notification on replacement (recalling) of his/her representative before registration of the representative whose powers terminate, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall receive voting ballots.

If the general meeting of the shareholders is held in the form of a meeting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, provided such acquirers have registered for participation in the meeting, shall receive voting ballots, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

If the general meeting of the shareholders is held in the form of absentee voting or in the form of a meeting, for purposes of early voting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, if the person included in the said list has issued powers of attorney for voting to the acquirers in respect of such shares, shall receive voting ballots only in case of their application:

- to the Company, if the Company itself sends (delivers) voting ballots,

or

- to the Company's Registrar, if voting ballots are sent (delivered) by the Registrar under a contract with the Company.

9.2. The voting ballot shall contain:

1) full official name of the Company and location of the Company;

2) form of holding the general meeting of the shareholders (a meeting or absentee voting);

3) date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

4) wording of decisions on each issue (name of each candidate), the voting on which is performed by the ballot;

5) voting options for each issue of the agenda, expressed in the words "for", "against' or "abstained", and fields opposite each voting option to indicate the number of votes given for each voting option, and, in case the ballot is used for cumulative voting on the issue of electing members of the Board of Directors, also:

- an indication that members of the Company's Board of Directors are elected by cumulative voting and explanation of the nature of cumulative voting,

- a field for indicating opposite the name of each candidate the number of votes given for the respective candidate by the person taking part in the meeting and having chosen the "for" voting option,

- an explanation that the fractional part of a vote, received as a result of multiplying the number of votes belonging to the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors, may be given for one candidate only;

6) a mention that the voting ballot must be signed by the shareholder;

7) explanations that:

the voter is entitled to choose only one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

if more than one voting option is left in a ballot, then the fields for indicating the number of votes given for each voting option shall indicate the number of votes given for the respective voting option and contain a note that voting is performed according to instructions of the acquirers of shares transferred after the date of making up the list of those entitled to participation in the meeting and (or) according to instructions of depositary securities holders;

a person voting on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the general meeting shall indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting;

if, after the date of making up the list of persons entitled to participation in the meeting, a part of shares is transferred and the acquirer of such shares receives a power of attorney for voting in respect of the transferred shares or the voter receives acquirer's instructions as to voting, the voter shall indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that a part of shares was transferred after the date of making up the list of persons entitled to participation in the meeting. If instructions are received in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting from acquirers of such shares and such instructions coincide with the left voting option, such votes shall be summed.

Besides the above, the following may be indicated in the ballot:

1) wording of each issue put forward for voting and the sequence of considering it;

2) method of noting the left voting option;

3) full name of the person entitled to participation in the general meeting of the shareholders;

4) number of votes that may be used by the person entitled to participation in the general meeting of the shareholders to vote on each issue of the meeting's agenda;

5) fields for the persons who have indicated the number of votes given for the left voting option(s) to make a note (notes) for each of the following cases:

- voting is effected upon instructions of the acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting;
- voting is effected upon instructions of depositary securities holders;
- voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting;
- a part of shares were transferred after the date of making up the list of persons entitled to participation in the meeting;

6) other information as set forth by the Company's Board of Directors.

The voting ballot shall not contain two or more issues of the agenda of the general meeting of the shareholders, if different groups of voters vote on such issues.

9.3. The following ballots shall be considered as invalid:

1) voting ballots, in which the voter has left more than one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

2) voting ballots signed by a representative acting on the basis of a power of attorney for voting and received by the Company, in case the Company or the Registrar acting as the returning board receive a notification on replacement (recalling) of such a representative not later than two days before the date of holding the general meeting;

3) two or more found filled in ballots of one person, in which the voter has left different voting options for one issue of the agenda of the general meeting, except for the case when: voting ballots have been signed by the person who issued the power of attorney for voting in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting and (or) persons acting on the basis of such powers of attorney, in which the fields for indicating the number of votes given for each voting option indicate the number of votes given for the respective voting option and contain appropriate notes provided for by clause 9.2 of these Provisions;

4) a ballot for voting on the issue of electing members of the Company's Auditing Committee, in which the "for" voting option is left for a larger number of candidates than the number of persons that are to be elected to the Company's Auditing Committee, except for the cases when voting ballots have been signed by a person voting by shares transferred after the date of making up the list of persons entitled to participation in the meeting, upon instructions received from acquirers of such shares, and (or) by a person voting by shares circulating beyond the borders of the Russian Federation in the form of depositary securities, upon instructions received from depositary securities holders, and contain the respective notes provided for by clause 9.2 of these Provisions.

9.4. If a voting ballot contains several issues put forward for voting, the fact that the ballot is considered as invalid in respect of one or several issues shall not entail considering the voting ballot as invalid on the whole.

9.5. Votes represented by a voting ballot that has been recognized as invalid in respect of one, several or all issues, voting on which is effected by the ballot, shall not be taken into account in summing up the voting results in respect of the issues, for which the ballot has been recognized as invalid.

The fact that a voting ballot is considered as invalid in respect of voting on one, several or all issues, the voting on which is effected by the ballot, shall not be a ground for excluding the votes by the said ballot in determining whether there is the required quorum.

10. EXPENSES FOR PREPARING AND HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

10.1. The list of expenses for preparing and holding the annual general meeting of the shareholders and an extraordinary general meeting of the shareholders held upon decision of the Company's Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, shall be made up and approved by the Company Management.

10.2. If, during the established period, the Company's Board of Directors has not taken a decision to convoke an extraordinary general meeting of the shareholders or a decision is taken not to convoke it, and an extraordinary general meeting of the shareholders is convoked by bodies and persons requiring its convocation, while the general meeting of the shareholders takes a decision on indemnification for expenses for preparing and holding the extraordinary general meeting of the shareholders from Company's funds, only the expenses proven by appropriate documents and incurred by the bodies and persons who had the powers necessary for convoking and holding an extraordinary general meeting of the shareholders shall be reimbursed for.

11. PROCEDURE OF APPROVING THE PROVISIONS AND INTRODUCING AMENDMENTS AND ADDITIONS THERETO

11.1. These Provisions shall be approved by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.2. These Provisions may be supplemented and amended by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.3. If, as a result of a change in the laws of the Russian Federation or in the Company's Articles of Association, certain articles of these Provisions contradict them, the Provisions shall be applied to the extent they do not contradict the active law and the Company's Articles of Association.

APPROVED
the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No.01-05 of 06/27/2005

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
on the Board of Directors
(Version 03 – 05)

Saint Petersburg
2005

1. GENERAL

1.1. In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company.

1.2. The Board of Directors is a collective managing body of the Company, exercising the general management of its activities, except for resolving the matters assigned by the federal laws and the Charter of the Company in the terms of reference of the General Meeting of the Shareholders of the Company.

2. PURPOSES AND PRINCIPLES OF ACTIVITY OF THE OF THE BOARD OF DIRECTORS

2.1. Purposes of activity of the Board of Directors are to ensure the maximum profit and to increase the Company's assets, to protect the rights and legal interests of the shareholders, and to guarantee the completeness, reliability and objectivity of public information on the Company.

2.2. To implement the purposes of activity the Board of Directors shall be guided by the following principles:

-taking resolutions on the basis of reliable information on the Company's activity;

-precluding restrictions of the rights of shareholders to participate in managing of the Company's activities, receiving dividends and information about the Company;

-achieving the balance of interests between different groups of shareholders and taking the most objective decisions in the interests of all shareholders of the Company by the Board of Directors.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS. PROCEDURE OF EXERCISING THEM

3.1. A member of the Board of Directors has the right to:

3.1.1. request from the Company's officials any information on the Company's activity, as well as the documents provided for under Art. 89 of the Federal Law on Joint Stock Companies in accordance with the procedure determined by the Provision;

3.1.2. receive a remuneration for fulfilling his duties and a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company, in the cases and in the amounts determined by the present Provisions;

3.1.3. request entering into the minutes of the meeting of the Board of Directors his individual opinion on issues of the agenda and the decisions taken.

3.2. A member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. abstain from using his position in the Company in the interests of other persons;

3.2.2. act within his rights in accordance with the purposes and principles of activities of the Board of Directors;

3.2.3. act reasonably and conscientiously with respect to the Company's affairs;

3.2.4. not disclose the confidential information on the Company's activity that has become known to him;

3.2.5. initiate meetings of the Board of Directors for resolving urgent matters;

3.2.6. participate in taking decisions by the Board of Directors by voting on the agenda issues of its meetings;

3.2.7. take grounded decisions, for which purpose to study all the necessary information (materials);

3.2.8. when taking decisions, to assess the risks and adverse consequences;

3.2.9. inform the Company in due time on his affiliation and changes therein, including facts of his interest in management bodies or in capital of other legal entities;

3.2.10. in compliance with chapter XI of the Federal Law "On Joint-Stock Companies" inform the Company in due time:

on legal entities, in which he owns independently or jointly with his affiliated party (parties) 20 or more per cent of the voting shares (parts);

on legal entities, in the management bodies of which he holds positions;

on transactions being made or expected and known to him, in which he may be considered as interested party.

The information shall be presented by a Member of the Board of Directors within 10 days (from the date it became known to a Member of the Board of Directors) to the Secretary of the Board of Directors, in writing and in computer-readable form. Control over timely distribution of the said information among divisions of the Company shall be the responsibility of the Secretary of the Board of Directors.

If, as a result of failure to provide the said information through the fault of a member of the Board of Directors or failure to provide it in due time, any property damage is inflicted to the Company, the liability of the member of the Board of Directors to the Company shall be equal to the amount of the damage inflicted.

In other cases a Member of the Board of Directors shall bear responsibility to the Company according to the procedure provided for by active laws of the Russian Federation.

3.2.11. notify the Board of Directors in writing on the fact of holding the securities of the Company, on any intention to make a transaction with any securities of the Company or of its affiliates (subsidiaries), and on any transactions with any such securities.

3.3. Activity of a member of the Board of Directors shall be continuous and shall not be restricted by participation in decision-making by the Board of Directors.

3.4. On request of a member of the Board of Directors, expressed orally or in writing, the Company shall ensure for him access to the information and documents provided for under paragraph 3.1.1 of the present Provisions.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request.

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him.

4. CHAIRPERSON OF THE BOARD OF DIRECTORS

4.1. The Chairperson of the Board of Directors shall be elected by members of the Board of Directors from among them at the first session by the majority of votes of members of the Board of Directors of the Company attending the meeting.

4.2. The person exercising the functions of the one-person executive body of the Company cannot at the same time be the Chairperson of the Board of Directors.

4.3. The Board of Directors shall have the right to re-elect the Chairperson of the Board of Directors at any time.

4.4. Members of the Board of Directors shall have the right to elect a Deputy Chairperson. In case the Chairperson of the Board of Directors of the Company is absent, all his functions (including the right of signing documents) shall be performed by his Deputy; and if the latter is absent, one of the members of the Board of Directors on resolution of the Board of Directors of the Company taken by the majority of votes of its members attending the meeting.

4.5. The Chairperson of the Board of Directors shall organize the work of the Board of Directors, convene its meetings, take chair at them, and organize keeping of the minutes at the meetings.

4.6. The Chairperson of the Board of Directors shall have no right to delegate the execution of his functions to another person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. The Secretary of the Board of Directors shall be nominated by members of the Board of Directors at the first meeting by the majority of votes of members of the Board of Directors attending the meeting.

5.2. The Board of Directors shall have the right at any time to exempt the Secretary of the Board of Directors from execution of his duties and nominate a new Secretary of the Board of Directors.

5.3. In case of absence of the Secretary of the Board of Directors, the execution of his duties shall be delegated to another person elected by the majority of votes of members of the Board of Directors attending the meeting.

5.4. The Secretary of the Board of Directors shall have the right to:

5.4.1. request from the Company's officials the information and documents necessary for preparation of the materials on agenda items of the meeting of the Board of Directors;

5.4.2. receive for execution of his duties the remuneration and compensation of the expenses, related to the execution of functions of the Secretary of the Board of Directors, in the amount and following the procedure determined by resolution of the Board of Directors.

5.5. Secretary of the Board of Directors shall:

5.5.1. keep and draw up the minutes of the meetings of the Board of Directors;

5.5.2. keep records and store the ingoing documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform members of the Board of Directors on holding meetings of the Board of Directors in accordance with the procedure and within the time periods determined by the present Provisions;

5.5.4. circulate among the members of the Board of Directors the materials necessary for considering the agenda items of the meetings of the Board of Directors, in accordance with the procedure and within the time periods determined by the present Provision;

5.5.5. perform other functions provided for by the present Provisions.

6. MEETING OF THE BOARD OF DIRECTORS

6.1. A meeting of the Board of Directors can be held in the form of joint presence (including the use of conference communications) or absentee voting.

6.2. Meetings of the Board of Directors can be held regularly in accordance with the job schedule approved by the meeting of the Board of Directors. If necessary, the Board of Directors shall consider the matters not included into the job schedule.

6.3. A meeting of the Board of Directors shall be convened by the Chairperson of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, one-person or collective executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request on convening the meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of convening or name of the body or legal entity making the request;

6.4.2. should a request on the convocation be made by a shareholder, the number and category (type) of the shares belonging to him;

6.4.3. form of holding the meeting (joint presence or absentee voting);

6.4.4. date of holding the meeting in the form of joint presence or, in case of holding the meeting in the form of absentee voting, final date for receiving written opinions on agenda items from members of the Board of Directors;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) provided to members of the Board of Directors for the meeting.

Besides, the request on convening the meeting of the Board of Directors may contain the following information:

6.4.7. time and place of holding the meeting (in case of holding the meeting in the from of joint presence);

6.4.8. draft resolutions on agenda items;

6.4.9. other information at the discretion of the initiator of convening the meeting.

6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

All the above time limits can also be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under subparagraphs 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held).

6.6. When decisions are taken by the Board of Directors, the members of the Board of Directors attending the meeting shall express their opinion on the agenda items by voting.

6.7. If a member of the Board of Directors cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Board of Directors shall express his opinion on the agenda items in writing.

Should the written opinion of the member of the Board of Directors contain his voting, it shall be taken into account when determining the quorum and voting results.

The written opinion shall be presented by a member of the Board of Directors before holding the meeting of the Board of Directors or, in case the meeting is held in the form of absentee voting, not later than the final date for accepting written opinions of members of the Board of Directors.

6.8. The Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion contain a proposal on the draft resolution differing substantially from that initially put to the vote, the Secretary of the Board of Directors shall, before drawing-up the minutes, acquaint other members of the Board of Directors with the said opinion, proposing to express their views on it by voting, in writing or other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other communications).

6.9. Before taking a decision on the matter, the preliminary consideration of which was accomplished by the committees of the Board of Directors, members of the Board of Directors shall have the possibility of getting acquainted with resolutions (recommendations) of the relevant committees in advance.

6.10. When resolving matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

Transfer of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, shall not be allowed.

In taking decisions by the Board of Directors, the Chairperson of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

6.11. The Secretary of the Board of Directors shall keep the minutes at the meeting of the Board of Directors.

Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).

The following information shall be given in the minutes of the meeting:

- its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;
- persons attending the meeting (in case of holding it in the form of joint presence);
- persons who have presented written opinions on matters of the agenda items;
- agenda of the meeting;
- matters put to the vote and voting results on them;
- resolutions taken.

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting.

If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attanched as supplements to the minutes.

The Company shall store the minutes of the meetings of the Board of Directors in the place where its executive body is located in accordance with the procedure and for the time periods established by the federal executive authority for the securities market. If no such time period is determined, the Company shall permanently store the minutes of the meetings of the Board of Directors.

The Company shall provide to the shareholders as well as members of the Board of Directors, the Auditing Committee, the Company Auditor access to the minutes of the meetings of the Board of Directors.

6.12. In the event that in accordance with the Company's Charter the decision is passed by the majority of three quarters of votes or unanimously by all members of the Board of Directors without taking into account the votes of the retired members of the Board of Directors, then the deceased, missing and incapable members shall be regarded as retiring members of the Board of Directors

7. REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION FOR EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

7.1. During their term of office, members of the Board of Directors of the Company shall receive a remuneration and compensation for the expenses related to execution of the fucntions of members of the Board of Directors.

7.2. The remuneration of members of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

7.6. The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

7.7. The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors.

7.8. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors.

This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

7.9. Members of the Board of Directors shall have the right to participate in option programmes realized by the Company.

8. PROCEDURE OF APPROVING AND AMENDING THE PROVISIONS

8.1. The present Provisions shall be approved by the General Meeting of the Shareholders by the majority of the shareholders owning the voting shares of the Company.

8.2. The present Provisions may be supplemented and amended by the General Meeting of the Shareholders by the majority of shareholders owning the voting shares of the Company.

8.3. If in the event of changes in the RF legislation or the Company's Charter certain clauses of the present Provisions contradict it, the Provision shall be applied in the part, which does not contradict the current legislation and the Company's Charter.

ANNUAL GENERAL MEETING DOCUMENTS JUNE 27, 2005

NOTIFICATION OF HOLDING THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM
14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Dear Shareholder,

Hereby OJSC North-West Telecom would like to advise you of holding on **27th June 2005** at 1 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, the annual general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).

Registration of the shareholders will be held on 27th June 2005 starting from 11 a.m. Moscow time in the venue of the Meeting.

Agenda of the Meeting:

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).
2. Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).
3. Electing the Members of the Company's Board of Directors.
4. Electing the Members of the Company's Auditing Committee.
5. Approving the Company's Auditor for the year 2005.
6. Introducing amendments and additions to the Articles of Association of the Company, approving the Company's Articles of Association in a new version taking into account the accepted amendments and additions.
7. Approving the Provisions on the General meeting of the Company's shareholders in a new version.
8. Approving the Provisions on the Board of Directors of the Company in a new version.
9. Determining the amount of remuneration for Members of the Board of Directors of the Company.
10. On substantiation of OJSC NWT's termination of its participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network
11. On termination of participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.

The list of the parties entitled to participation in the Meeting has been made up according to the data of the register of the Company's registered securities holders as of **10 May 2005**.

The right of vote on all the issues of the MEETING's agenda belongs to the holders of common shares only.

Shareholders may get familiarized with the materials for the Meeting starting from 7th June 2005 till 26th June 2005 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) office 232, St. Petersburg, Department for shareholders and securities, and at the Branches of the Company at the addresses:

- *24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)*
- *5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)*
- *5, ul. Lyudogoshcha, Veliky Novgorod (the Branch Novgorodtelecom)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)*
- *17, ul Samoylovoy, office 5, Murmansk (the Branch Murmanelectrosvyaz)*
- *29, ul. Kommunistov, office 9, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)*
- *4, Sovetsky pr., office 106, Vologda (the Branch Electrosvyaz of Vologda Oblast)*
- *45, Troitsky pr., office 126, Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)*

- *60, ul Lenina, Syktyvkar, office 104, (the Branch Svyaz of Komi Republic)*

Otherwise, the said information (materials) to the Meeting can be found on the site of the Company: **www.nwtelecom.ru**. On the 27th of June 2005 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) is entitled to be present at the Meeting personally and to vote on the issues of the agenda of the Meeting or to send filled out ballots by mail to: **14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom. The deadline for acceptance of voting ballots in case of sending them by mail is the 24th of June 2005.** Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot must be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders: passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or certified by the notary.
2. For a representative of a legal entity shareholder: passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the RF Civil Code or certified by the notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of a power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the RF Civil Code or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

Telephone for information: (812) 312 52 89, Department of Shareholders and Securities

Board of Directors of OJSC North-West Telecom

DRAFT DECISIONS ON THE ISSUES OF THE AGENDA
of the annual general meeting of the shareholders
of OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM
27.06.2005

ON ISSUE No. 1 Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).
DRAFT DECISION:
The annual report of the Company for 2004, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004) shall be approved.

ON ISSUE No. 2 Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).
DRAFT DECISION:
Dividend for the year 2004 shall be paid:

- ***for type A preferred shares in the amount of 0.469 roubles per share in the monetary form from 15th August 2005 till 15th December 2005;***
- ***for common shares in the amount of 0.248 roubles per share in the monetary form from 15th August 2005 till 15th December 2005;***

ON ISSUE No.3 Electing the Members of the Company's Board of Directors.
DRAFT DECISION:
The Company's Board of Directors shall be elected from the proposed list:
1.
...
11.

ON ISSUE No.4 Electing the Members of the Company's Auditing Committee.
DRAFT DECISION:
The Auditing Committee of the Company with the following members shall be elected:
1.
...
7.

ON ISSUE No. 5 Approving the Company's Auditor for the year 2005.
DRAFT DECISION:
The Ernst & Young Limited Liability Company shall be approved as the auditor of the Company for the year 2005.

ON ISSUE No.6 Introducing amendments and additions to the Articles of Association of the Company, approving the Articles of Association in a new version taking into account the amendments and additions
DRAFT DECISION:
1. Amendments and additions No.1 shall be introduced into the Company's Articles of Association.
2. Amendments and additions No.2 shall be introduced into the Company's Articles of Association.
3. The Company's Articles of Association shall be approved in new version taking into account the amendments and addictions.

ON ISSUE No. 7 Approving the Provisions on the General meeting of the Company's shareholders in a new version.
DRAFT DECISION:
The Provisions on the General Meeting of the Company's Shareholders shall be approved in a new version.

ON ISSUE No.8 Approving the Provisions on the Board of Directors of the Company, in new version.
DRAFT DECISION:
The Provisions on the Board of Directors of the Company shall be approved in a new version.

ON ISSUE No.9 Determining the amount of remuneration for Members of the Board of Directors of the Company.
DRAFT DECISION:
1. The following standard deduction for calculating the annual remuneration to the members (all members) of the Board of Directors of the Company elected by the decision of the extraordinary General meeting of the shareholders of OJSC NWT held on 20.09.2004 shall be established:

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation, Amortization of the Company on the basis of the accounting data according to IAS for the year under report;***
- ***0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.***

2. The following standard deduction for calculating the annual remuneration for the year 2005 to the members (all members) of the Board of Directors of the Company who will be elected by the decision of the annual General meeting of the shareholders of OJSC NWT on 27.06.2005 shall be established:

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation, Amortization of the Company on the basis of the accounting data according to IAS for the year under report;***
- ***0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.***

ON ISSUE No.10 On substantiation of OJSC NWT's termination of its participation in Iskra – the Association of Operators of the Federal Business Servicing Network.
DRAFT DECISION:
The participation of the Company in Iskra – the Association of Operators of the Federal Business Servicing Network – shall be terminated.

ON ISSUE No.11 On termination of participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.
DRAFT DECISION:
The participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities shall be terminated.

EXTRACT

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.06-05
(absentee meeting)

St. Petersburg March 05, 2005

PARTICIPANTS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest
Members of the Board of Directors:	
Vladimir Alexandrovich Akulich	- General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol,	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov,	- Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent Directors
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Sergey Alexandrovich Orlov	- Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest
Stanislav Nikolayevich Panchenko	- Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova	- Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina	- Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich	- Managing director, "AIG - Brunswick Capital Management" Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

1. ISSUES CONSIDERED:

Proposals from the Company's shareholders re. nominations for the Company's Bodies to be elected by the Annual General Meeting of the Shareholders, and re. items to be entered on the agenda of the Annual General Meeting of the Shareholders in 2005.

The item was previewed by the Corporate Management Committee. The minutes are enclosed.

DECISION:

1.1. It shall be recognized that shareholders Federal Agency for Federal Property Management (Rosimushchestvo), Lindsell Enterprises Limited, Fractor Investments Limited, Gensor Enterprises Limited and OJSC "Svyazinvest" presented their proposals as to nomination of candidates to the Bodies of the Company, observing the procedure, timing and requirements for the form and contents established by Federal Law "On Joint-Stock Companies", the Articles of Association and bylaws of the Company.

The following candidates shall be included in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders of the Company in 2005:

1.Igor Vyacheslavovich Belikov
2.Boris Viktorovich Yevseyev
3.Alexey Vasilievich Pomazanov
4.Rodionov, Ivan Ivanovich

5.Vladimir Anatolyevich Statyin
6.Dmitry Georgiyevich Yefimov
7.Alexandr Vyacheslavovich Ikonnikov,
8.Denis Viktorovich Kulikov
9.Michael Arthur Haywood
10. Igor Georgievich Polovnev
11. Dmitry Vladimirovich Levkovsky
12. Vladimir Alexandrovich Akulich
13. Konstantin Vladimirovich Belyaev
14. Alexandr Alexandrovich Gogol,
15. Alexandr Nikolayevich Kiselev
16. Sergey Ivanovich Kuznetsov
17. Oleg Mikhaylovich Mikhaylov
18. Nikolay Moiseevich Popov
19. Irina Mikhailovna Ragozina
20. Evgeny Alexandrovich Chechelnitsky
21. Vladimir Pavlovich Yuryev
22. Valery Nikolayevich Yashin
23. Alexey Valeryevich Bulygin
24. Natalya Vyacheslavovna Loginova
25. Sergey Viktorovich Sysoyev

The following candidates shall be included in the list of candidatures for voting in the election to the Company's Auditing Committee at the annual general meeting of the shareholders of the Company in 2005:

1.Olga Valentinovna Fedyushkina
2.Yelena Viktorovna Zabuzova
3.Ruslan Kyarimovich Aksyaitov
4.Yekaterina Alexandrovna Pavlova
5.Alexandr Vladimirovich Kachurin
6.Nataliya Petrovna Utina
7.Natalya Viktorovna Yermolayeva
8.Konstantin Yurievich Kravchenko

1.2. It shall be recognized that shareholders Federal Agency for Federal Property Management and Lindsell Enterprises Limited presented the proposal as to including the issue in the agenda of the annual general meeting of the shareholders of the Company, observing the procedure, timing and requirements for the form and contents established by Federal Law On Joint-Stock Companies, the Articles of Association and bylaws of the Company.

The following issues shall be included in the agenda of the annual General Meeting of the Shareholders in 2005 upon proposal of the Company's shareholder Federal Agency for Federal Property Management:

- Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004);
- Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type)
- Electing the Members of the Company's Board of Directors.
- Electing the Members of the Company's Auditing Committee
- Approving the Company's Auditor for the year 2005.

The following issues shall be included in the agenda of the annual General Meeting of the Shareholders in 2005 upon proposal of the Company's shareholder Lindsell Enterprises Limited:

- Introducing amendments and additions into the Company's Articles of

Association.

- **Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders".**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Voting results:

"IN FAVOUR" – 11 (V.A. Akulich, A.A. Gogol, D.G. Yefimov, A.V. Ikonnikov, D.V. Levkovsky, S.A. Orlov, S.N. Panchenko, O.V. Petrova, I.M. Ragozina, I.I. Rodionov, V.N. Yashin)

"ABSTENTIONS" -0

"AGAINST"- 0

Chairperson of the Board of Directors B.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

EXTRACT

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.10-05
(absentee meeting)

St. Petersburg 19th April 2005

PARTICIPANTS:
Chairperson of the Board of Directors:
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest
Members of the Board of Directors:
Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, "AIG - Brunswick Capital Management" Company

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.
Secretary of the Board of Directors - Antonina Alexeyevna Bondarenko

1. ISSUES CONSIDERED:
Matters related to preparing and holding the annual General Meetings of the Company's Shareholders.

DECISION:

1. **An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING).**

The date, place and time of holding the MEETING shall be approved – 27th June 2005 at the following address: 14, Sinopskaya naberezhnaya, St. Petersburg, at 01-00 p.m. Moscow time. Starting time of shareholders registration for participation in the work of the MEETING convoked – 11hours 00 minutes a.m. Moscow time; place of registration – in the venue of the MEETING.

2. **10th May 2005 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.**
3. **The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:**
   - **voting ballots;**
   - **notification of the MEETING.**

The information listed in this clause shall be sent to the shareholders 06th June 2005 at the latest.

4. **The following mailing address, to which filled in voting ballots may be sent shall be**

approved: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.
Date of finishing the acceptance of voting ballots: 24th June 2005.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Chairperson of the Board of Directors
B.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

The extract is true
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:
Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol,	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov,	- Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko	- Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova	- Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina	- Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov	- Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

The issue "On termination of OJSC NWT's participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network" shall be included in the agenda of the annual General Meeting of the Shareholders.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol,	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov,	- Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko	- Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova	- Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina	- Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov	- Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

18.1. The issue of determining the amount of remuneration to members of the Board of Directors shall be proposed for consideration of the annual general meeting of the shareholders with the following draft resolution:

18.1.1. The following standard deduction for calculating the annual remuneration to the members (all members) of the Board of Directors of the Company elected by the decision of the extraordinary General meeting of the shareholders of OJSC NWT held on 20.09.2004 shall be established:

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation, Amortization of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

18.1.2. The following standard deduction for calculating the annual remuneration for the year 2005 to the members (all members) of the Board of Directors of the Company who will be elected

by the decision of the annual General meeting of the shareholders of OJSC NWT on 27.06.2005 shall be established:

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation, Amortization of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, “AIG - Brunswick Capital Management” Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

It shall be recommended to the annual general meeting of the shareholders to approve the Provisions on the Board of Directors of the Company in a new version with regard to the recommendations of the Corporate Management Committee of the Board of Directors.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol,	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov,	- Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko	- Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova	- Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina	- Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov	- Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

It shall be recommended to the annual general meeting of the shareholders to approve the Provisions on the General Meeting of the Company's Shareholders in a new version.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom

Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication

Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection

Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors

Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest

Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest

Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest

Rodionov, Ivan Ivanovich - Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

8.1.It shall be recommended to the annual general meeting of the shareholders to introduce amendments and additions Nos. 1, 2 to the Company's Articles of Association

8.2.It shall be recommended to the annual general meeting of the shareholders to approve the Company's Articles of Association in a new version taking into account the accepted amendments and additions.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg May 17, 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

It shall be recommended to the General Meeting of the Company's Shareholders to approve the Ernst & Young LLC as the Company Auditor for the year 2005.

THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES

Voting results:
"IN FAVOUR" – 10 (V.A. Akulich, A.A. Gogol, A.V. Ikonnikov, D.V. Levkovsky, S.A. Orlov, S.N. Panchenko, O.V. Petrova, I.M. Ragozina, I.I. Rodionov, V.N. Yashin)
"ABSTENTIONS" - 1 (D.G. Yefimov)
"AGAINST"- 0

The extract is true
Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

It shall be recommended to the general meeting of the shareholders to take a decision on dividend payment for the year 2004:

- **for type A preferred shares in the amount of 0.469 roubles per share in the monetary form from 15th August 2005 till 15th December 2005;**
- **for common shares in the amount of 0.248 roubles per share in the monetary form from 15th August 2005 till 15th December 2005;**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol,	- Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov	- Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov,	- Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky	- Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko	- Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova	- Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina	- Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich	- Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov	- Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

The annual report of the Company for the year 2004 shall be preliminarily approved. It shall be recommended to the annual general meeting of the shareholders to approve annual report of the Company for the year 2004.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin
Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg 17th May 2005

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, “AIG - Brunswick Capital Management” Company

PARTICIPATED BY CORRESPONDENCE:

Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

13.1. The following issues shall be included in the agenda of the annual general meeting of the shareholders for the year 2005 (hereinafter referred to as the MEETING):

1) Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

2) Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).

3) Electing the Members of the Company's Board of Directors.

4) Electing the Members of the Company's Auditing Committee.

5) Approving the Company's Auditor for the year 2005.

6) Introducing amendments and additions to the Articles of Association of the Company, approving the Company’s Articles of Association in a new version taking into account the accepted amendments and additions.

7) Approving the Provisions on the General meeting of the Company's shareholders in a new version.

8) Approving the Provisions on the Board of Directors of the Company in a new version.

9) Determining the amount of remuneration for Members of the Board of Directors of the Company.

10) On substantiation of OJSC NWT’s termination of its participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network

11) On termintion of participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.

It shall be established that only the holders of Company's common shares have the right of vote in respect of all issues of the agenda of the MEETING.

13.2. The text of the Notification on the MEETING shall be approved and the shareholders shall be informed on the MEETING by publishing the Notification on the MEETING in the Izvestiya newspaper no later

than 27th May 2005.

13.3. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING shall be approved:

On the issue of the agenda "Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004)":

- **Annual Report of the Company for the year 2004**
- **Annual Accounts and Reports of the Company for the year 2004**
- **Auditor's Report on the results of the audit of the Annual Accounts and Reports of the Company for the year 2004**
- **Report of the Auditing Committee of the Company based on the results of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and on reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2004**
- **Recommendations of the Board of Directors of the Company on distribution of profit, including that for payment of dividend, and losses of the Company according to the results of the fiscal year 2004**

On the issue of the agenda "Determining the amount of the dividend for the year 2004, the method and timing of dividend payment for shares of each category (type)":

- **Recommendations of the Board of Directors of the Company on the amount of dividend under the Company's shares, on the method and timing of dividend payment according to the results of the fiscal year 2004**

On the issue of the agenda "Electing the Members of the Company's Board of Directors":

- **Data on the candidates to the Company's Board of Directors, including data on availability/absence of written consent of the proposed candidates to election to the said body**

On the issue of the agenda "Electing the Members of the Company's Auditing Committee":

- **Data on the candidates to the Company's Auditing Committee, including data on availability/absence of written consent of the proposed candidates to election to the said body**

On the issue of the agenda "Approving the Company's Auditor for the year 2005":

- **Data on the Candidate for the Position of the Company's Auditor**

On the issue of the agenda "Introducing amendments and additions to the Articles of Association of the Company, approving the Company's Articles of Association in a new version taking into account the accepted amendments and additions":

- **Draft amendments and additions proposed for introduction to the Articles of Association of the Company**
- **Draft Articles of Association of the Company, in a new version**

On the issue of the agenda "Approving the Provisions on the Company's general meeting of the shareholders, in a new version":

- **Draft Provisions on the General Meeting of the Company's Shareholders, in a new version**

On the issue of the agenda "Approving the Provisions on the Company's Board of Directors, in a new version":

- **Draft Provisions on the Company's Board of Directors, in a new version**

On the issue of the agenda "Determining the amount of remuneration for Members of the Board of Directors of the Company":

- **Recommendations of the Board of Directors of the Company on the value of deduction rate for calculation of annual remuneration to Members of the Company's Board of Directors**

On the issue of the agenda "On termination of OJSC NWT's participation in Iskra – the Association of Operators of the Federal Business Servicing Network":

- **Substantiation of OJSC NWT's termination of its participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network**

On the issue of the agenda "On termination of the Company's participation in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities":

- **Substantiation of termination of the Company's participation in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.**

Other materials:

- **Notification of the MEETING**
- **Draft decisions on the issues of the agenda of the MEETING**
- **Decisions of the Board of Directors on the preparation for the MEETING**
- **Shareholders of the Company shall be entitled to get familiarized with the information (materials)**

for the MEETING starting from 07th June 2005 till 26th June 2005 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- **OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) office 232, Department for shareholders and securities, and at the Branches of the Company at the addresses:**
- ***24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)***
- ***5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)***
- ***5, ul. Stratilatovskaya, Veliky Novgorod (the Branch Novgorodtelecom)***
- ***5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)***
- ***17, ul. Oktyabrkaya, Murmansk (the Branch Murmanelectrosvyaz)***
- ***d.29, ul. Kommunistov, kab. 9, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)***
- ***d.4, Sovetsky pr., kab. 106, Vologda (the Branch Electrosvyaz of Vologda Oblast)***
- ***45, Troitsky pr., kab. 126, Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)***
- ***60, ul. Lenina, kab. 104, Syktyvkar (the Branch "Svyaz of Komi Republic")***

and on 27th June 2005 in the venue of the MEETING during the MEETING.

Information (materials) for the MEETING shall be published on the Company's site at the address: www.nwtelecom.ru not later than 07th June 2005.

13.4. The form and text of ballots Nos. 1 - 5 for voting on the issues of the agenda of the MEETING shall be approved.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

BOARD OF DIRECTORS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
Minutes of the Meeting No.13-05
(meeting by attendance)

EXTRACT

St. Petersburg May 17, 2005

ATTENDING PERSONS:
Chairperson of the Board of Directors:

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich - General Manager, OJSC North-West Telecom
Alexandr Alexandrovich Gogol, - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov, - Chairman of the Management Board of the Association of Independent Directors
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Oxana Valeryevna Petrova - Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest
Irina Mikhailovna Ragozina - Director, Corporate Management Department, OJSC Svyazinvest
Rodionov, Ivan Ivanovich - Managing director, "AIG - Brunswick Capital Management" Company

PARTICIPATED BY CORRESPONDENCE:
Sergey Alexandrovich Orlov - Executive Director - Director of the Department of International Cooperation, OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

DECISION:

5.1. **The Auditor's Report (taking into account the opinion of the Audit Committee of the Board of Directors) and the Report of the Company's Auditing Committee based on the results of the audit of the Company's Accounts and Reports for the year 2004 shall be taken into consideration.**

5.2. It shall be recommended to the annual general meeting of the shareholders to approve the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

The extract is true

Chairperson of the Board of Directors B.N.Yashin

Secretary of the Board of Directors A.A. Bondarenko

DATA ON CANDIDATES TO THE BOARD OF DIRECTORS OF OJSC NWT
for election at the annual general meeting of the shareholders
in 2005

No.	Full name of the candidate	Year of birth	Place of employment and position occupied	Proposed by	Candidate's written consent to be elected
1	Belikov, Igor Vyacheslavovich	1956	NP Russian Institute of Directors - Director	Fractor Investments Limited (3.02% of the Company's voting shares)	available
2	Boris Viktorovich Yevseyev	1967	Director of AIG Brunswick Capital Management	Fractor Investments Limited (3.02% of the Company's voting shares)	available
3	Alexey Vasilyevich Pomazanov	1970	Investment Manager, AIG-Interros company	Fractor Investments Limited (3.02% of the Company's voting shares)	available
4	Ivan Ivanovich Rodionov	1953	Managing Director of AIG Brunswick Capital Management	Fractor Investments Limited (3.02% of the Company's voting shares)	available
5	Vladimir Anatolyevich Statyin	1959	General Manager of the Association for Shareholders' Interests Protection (OPIAK – Nonprofit Partnership)	Fractor Investments Limited (3.02% of the Company's voting shares)	available
6	Dmitry Georgiyevich Yefimov	1962	Adviser, Association for Investors' Rights Protection	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	available
7	Alexandr Vyacheslavovich Ikonnikov	1971	Chairperson of the Board of Directors of the Association of Independent Directors	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	available
8	Denis Victorovich Kulikov	1975	Expert, Association for Investors' Rights Protection	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	available
9	Michael Arthur Haywood	1951	Executive Director, Faros Financial Group	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	available
10	Igor Georgievich Polovnev	1969	Economist, Association for Investors' Rights Protection	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	available
11	Dmitry Vladimirovich Levkovsky	1965	Representative Office of NCH Advisors, Inc. in Moscow (NCH Advisors, Inc) - Vice-President (consulting)	Lindsell Enterprises Limited Company (2.29% of the Company's voting shares)	available
12	Vladimir Alexandrovich Akulich	1956	General Manager of OJSC North-West Telecom	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
13	Konstantin Vladimirovich Belyaev	1968	Chief Accountant of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
14	Alexandr Alexandrovich Gogol	1946	Rector of the St. Petersburg State University of Telecommunications named after M.A. Bonch-Bruyevich	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
15	Alexandr Nikolaevich Kiselev	1962	Assistant Minister of the Russian Federation for Information Technologies and Communication	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
16	Sergey Ivanovich Kuznetsov	1953	First Deputy General Manager, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
17	Oleg Mikhaylovich Mikhaylov	1963	Director of the Information Support Department of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
18	Nikolay Moiseyevich Popov	1949	Director of the Department of the state programmes, infrastructure development and use of limited resources, Ministry of Communication and Information Technologies of Russia	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
19	Irina Mikhailovna Ragozina	1950	Manager of the Department of Corporate Governance, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
20	Evgeniy Alexandrovich Chechelnitsky	1973	Deputy Head of the Communication Supervision Federal Service	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
21	Vladimir Pavlovich Yuriev	1946	Head of the Board for Economy, Finance and State Property, the Federal Agency of Communication	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
22	Valery Nikolayevich Yashin	1941	General Manager, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
23	Alexey Valeryevich Bulygin	no data	Head of the Board, the St. Petersburg City Property Management Committee	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of the Company's voting shares)	none
24	Nataliya Vyacheslavovna Loginova	no data	Councelor of the Corporate Property Management Board, commercial division of the Federal Agency for Federal Property	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of	none

			Management (Rosimushchestvo)	the Company's voting shares)	
25	Sergey Victorovich Sysoyev	no data	Deputy Chairperson of the St. Petersburg City Property Management Committee	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of the Company's voting shares)	none

DATA ON CANDIDATES TO THE AUDITING COMMITTEE OF OJSC NWT
for election at the annual general meeting of the shareholders
in 2005

No.	Full name of the candidate	Year of birth	Position	Proposed by	Candidate's written consent to be elected
1	Olga Valentinovna Fedushkina	no data	Adviser of the Corporate Property Management Board, commercial division of the Federal Agency for Federal Property Management (Rosimushchestvo)	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of the Company's voting shares)	none
2	Yelena Viktorovna Zabuzova	1950	Director of the Department for economic planning and budgeting, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
3	Ruslan Kyarimovich Aksiyatov	1975	Head of the Methodology Division, Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
4	Ekaterina Alexandrovna Pavlova	1978	Leading Specialist of the Methodology Division, Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
5	Alexandr Vladimirovich Kachurin	1969	Head of the Treasury Division, Finance Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
6	Nataliya Petrovna Utina	1961	Head of the Investment Projects Economics, Department for economic planning and budgeting, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
7	Nataliya Nikolaevna Ermolaeva	1971	Head of the Statistical Reports Division of the Economic and Rate policy Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available
8	Konstantin Yurievich Kravchenko	1973	Director of the Department of Telecommunications of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of the Company's voting shares)	available

Data on the Candidate for the Position of the Company's Auditor
Ernst & Young Limited Liability Company

Location: 77, Sadovnichesaya nab., building 1, Moscow, Russia, 115035

Branch in St. Petersburg: 23, ul. Malaya Morskaya, St. Petersburg, Russia, 190000.

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 05th December 2002, series 77 No. 007367150, registered by the State Institution Moscow Registration Chamber on 20th June 2002, No. 108.877, under the basic state registration number 1027739707203.

License for auditing No. E002138 approved by the Order of the Ministry of Finance of RF of 30th September 2002, No. 223, issued for a period of five years.

Composition of the auditors team:

Partner: Alexandr Mikhaylovich Svistich

Auditing Department Manager: Elina Vyacheslavovna Rytseva, Auditor's Qualification Certificate No. 039951 (general audit), issued on 22nd January 2002, for an unlimited period.

Tax Department Partner: Olga Vladimirovna Litvinova;

Tax Department Manager: Dmitry Borisovich Babiner.

The composition of the auditors team on the whole will remain unchanged in 2005.

Ernst & Young Company has an experience of auditing OJSC North-West Telecom for the years 2002 through 2004.

OJSC North-West Telecom

Auditor's Opinion on the Accounts for the Year 2004

April 2005

CONTENTS **Page**

ZAO Ernst & Young Vneshaudit
Malaya Morskaya Street 23
St. Petersburg 190000 Russia
Tel.: 7(812) 103-7800
Fax: 7(812) 103-7810
www.ey.com/russia

AUDITOR'S OPINION
ON THE ACCOUNTS OF OJSC NORTH-WEST TELECOM
BY AN INDEPENDENT AUDITING COMPANY

For the shareholders of OJSC North-West Telecom

INFORMATION ON THE AUDITOR

Name: CJSC ERNST AND YOUNG VNESHAUDIT
Location: 115035, Russia, Moscow, Sadovnicheskaya nab. 77, Bldg. 1.

Certificate of the entry in the Unified State Register of Legal Entities made for an entity incorporated before July 1, 2002. Date of entry: September 16, 2002, Series 77 No. 008050714. Registered by Moscow Registration Chamber, a State Institution, on August 30, 1994 under No. 033.468. Basic Registration No. 1027739199333.
License No. E003246 for auditing was granted for five years and approved by Order No. 9 of the RF Ministry of Finance dated January 17, 2003.

INFORMATION ON THE AUDITED PARTY

Name: OJSC North-West Telecom
Domicile: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26).
State registration: Registered on May 6, 1993 by the Registration Chamber of the Mayor's Office of St. Petersburg, Registration No. 1027809169849.

We audited the accounts of OJSC North-West Telecom for the period from January 1, 2004 till December 31, 2004 inclusive.

The accounts of OJSC North-West Telecom consist of a balance sheet, a profit and loss statement, a capital variation statement, a cash flow statement, an attachment to the balance sheet, and an explanatory note (Items 3, 5, 7-15). The management of OJSC North-West Telecom is responsible for preparation and presentation of the above accounts. Our duty is to express our opinion on the reliability of these accounts in all material aspects, and on the compliance of the bookkeeping procedures with the laws of the Russian Federation on the basis of the completed audit.

We carried out the audit in compliance with the Federal Law *On Auditing*, approved federal auditing rules (standards), and the Auditing Rules (Standards) approved by the Commission for Auditing under the President of the Russian Federation, and the International Auditing Standards as far as these do not contradict the above Rules.

Our audit was planned and carried out so as to ensure reasonable confidence that the accounts do not contain material distortions. The audit was made on a sample basis, and comprised test-based study of proofs supporting the values and exposure of information on the business activities in the above accounts, evaluation of the accounting principles and methods, the rules of preparation of the said accounts and the important assessed values obtained by the management of the audited party, and appraisal of overall presentation of the said accounts. We believe that the completed audit provides sufficient grounds for our opinion on the reliability, in all material aspects, of the above accounts, and on the compliance of the bookkeeping procedure with the laws of the Russian Federation.

In our opinion, the bookkeeping procedure related to preparing the accounts of OJSC North-West Telecom in 2004 complied with the requirements of Federal Law on Bookkeeping No. 129-FZ of November 21, 1996, and the above accounts prepared in compliance with the said Law reliably represent the financial standing of OJSC North-West Telecom as of December 31, 2004 and its business results in the period from January 1, 2004 till December 31, 2004 inclusive in all material aspects, complying with the requirements of the Russian Federation laws for accounting.

The appended financial statements are not intended to present the financial standing and business results in compliance with accounting principles or methods generally adopted in countries and other administrative/territorial entities other than Russia. Accordingly, the appended accounting statements are not intended for persons who are not acquainted with Russian accounting principles, procedures, and methods.

April 15, 2004

Alexander Svistich
Partner

Elina Rytseva
Manager

Qualification Certificate in General Auditing
No. 039951 issued on January 22, 2002 for an unlimited term

Opinion
of the Auditing Committee of OJSC North-West Telecom
on the results of its audit of the financial and business activity of the Company, annual accounts of the Company, and reliability of the data contained in the Company's annual report and annual accounts for the year 2004

April 15, 2005 Moscow

On the basis of the Charter of the Company and the Provisions on the Auditing Committee of the North-West Telecom Open Joint-Stock Company, the Auditing Committee of OJSC North-West Telecom consisting of

- Sergey Ivanovich Alekhin,
- Konstantin Vladimirovich Belyaev,
- Gennady Ivanovich Kovalenko,
- Alexey Evgenievich Kopyov,
- Andrey Yakovlevich Lang,
- Irina Viktorovna Prokofieva, and
- Natalia Vladimirovna Fedorova

has carried out an audit of the annual accounts for 2004.

The audit was carried out from April 4 through April 15, 2005 to cover the following aspects:

- reliability of the data contained in the Company's annual report and accounts for the year 2004;
- order of bookkeeping and presentation of financial statements for the year 2004.

General Information

Full corporate name: North-West Telecom Open Joint-Stock Company.

Location of the Company: St. Petersburg, Russia.

Postal address of the Company: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 25).
Legal address: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26).
Date of State Registration of the Company: 06.05.1993.
Basic State Registration No.: 1027809169849 of 17.07.2002

The supreme controlling body of the Company is the general meeting of its shareholders; the Board of Directors provides general supervision of the Company's business in matters outside the frame of reference of the general meeting of shareholders. The everyday activity of the Company is managed by the General Manager and the Managing Board of the Company.

The persons responsible for the Company's finance and business in the audited period are:

General Manager: S. I. Kuznetsov (June – August 2004), V. A. Akulich (August 2004 up to this day).

Chief Accountant: M. M. Semchenko.

The audit comprised sampling-based verification of numeric data and explanations contained in the accounts.

The audit has shown that the Company is guided in its business by provisions of the RF Civil Code, RF Tax Code, and other RF laws.

The financial standing of OJSC North-West Telecom as of 31.12.2004 is assessed as unstable. The key financial indicators have values lower than sufficient. For example, the ratio of current assets and current liabilities is 3:5, which may be described as unsatisfactory (see the current ratio). The debt-to-equity ratio is 0.73 as of 31.12.2004, or 42% of borrowed funds to 58% of equity. The off-circulation assets make the principal segment of the assets structure (86.5%).

The current ratio dropped from 0.68 to 0.61 over the audited period, the required value being at least 2. This is attributable to the following principal factors:

planned postponement of the placement of the 3rd bonded debt to the 1st quarter of 2005; conversion of the 2nd bonded debt with the final repayment scheduled for 03.10.2007 into a floating debt, due to the offer and the bookkeeping requirements; merger of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi by the Company.

Indicator	*31.12.2003*	*31.12.2004*
Current ratio (required value: at least 2)	*0.678*	*0.614*
Asset equity ratio (required value: at least 0.1)	*-0.474*	*-0.629*

The profitability of sales, products, work, and services dropped from 22.31% to 19.82% over the audited period of the Company's business. The core business profitability (cost efficiency) shows a decline from 28.71 to 24,72. The decrease is attributable to slower earning growth rates typical for fixed communications in general, and as a result to a lower segment of sales profit in the total costs.

Indicator	*31.12.2003*	*31.12.2004*
Profitability of sales, products, work, and services	*22.31%*	*19.82%*
Core business profitability (cost efficiency)	*28.71%*	*24.72%*

During the audit, the Auditing Committee of the Company did not find any serious distortions of the established order of bookkeeping and reporting that might have materially affected the reliability of the accounts.

Summary

In the opinion of the Auditing Committee members based on the results of the audit of the financial and business activity of OJSC North-West Telecom for 2004 and the annual accounts of OJSC North-West Telecom for 2004, the reporting of the Company was prepared so as to reliably present the Company's assets and liabilities as of 31.12.2004 and the financial results of the Company's business in 2004, in compliance with Federal Law No. 129-FZ *On Accounting* dated November 21, 1996, and regulatory documents of the RF Ministry of Finance (Orders Nos. 34н of 29.07.98 (as extended and amended), 43н of 06.07.99, and 67н of 22.07.2003).

Chairperson of the Auditing Committee I. V. Prokofieva

Members of the Auditing Committee: K. V. Belyaev

С.И.Алехин

Г.И.Коваленко

А.Е.Копьев

А.Я.Ланг

Н.В.Федорова

Draft
amendments and additions
to the Articles of Associations of the Open Joint-Stock Company North-West Telecom

Amendments and Additions No. 1

1. Clause 1.4 of Article 1 "General" shall be supplemented with paragraphs reading as follows:

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

2. Clause 2.5. of Article 2 "Name and Place of Business of the Company" shall be worded as follows:
«2.5. Place of business of the company: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia, 191186

3. Clause 4.2. of Article 4 "Purpose and activities of the Company" shall be supplemented with sub-clauses 4.2.22. through 4.2.25 reading as follows:
«4.2.22. provision of cryptooperation services in respect of information not constituting a state secret;
4.2.23. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;
4.2.24. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;
4.2.25. measures in the field of commercial secrets protection;»

The numbering of sub-clauses 4.2.22. - 4.2.57. of the active Articles of Association shall be changed to 4.2.26. – 4.2.61. respectively.

4. Clause 5.3. of Article 5 "Branches and Representative Offices of the Company" shall be deleted. The numbering of clause 5.4. of the active Articles of Association shall be changed to 5.3.

5. Clause 10.1. of Article 10 "The Company's Dividend" shall be worded as follows:
«10.1. The Company may, once in a year, decide on (declare) the payment of dividend under the floated shares.

Dividend shall be paid out of the Company's net profit stated in the Profit and Loss Report of the Company for the year's results. Dividend under preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on payment of annual dividend, amount of the annual dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of annual dividend shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividend a list of persons entitled to annual dividend shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.

6. Clause 12.6 of Article 12 "General Meeting of the Shareholders" shall be supplemented with the paragraph reading as follows:

"Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law "On Joint-Stock Companies" and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company."

7. The second paragraph of clause 12.10, Article 12 "General Meeting of the Shareholders" shall be extended with words:
"... and clause 12.6. of Article 12 of these Articles of Association."

8. Clause 12.12. of Article 12 "General Meeting of the Shareholders" shall be worded as follows:
«12.12. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

9. The third paragraph of clause 12.13., Article 12 "General Meeting of the Shareholders" shall be worded as follows:

"data on nominees for the Company's Board of Directors, Auditing Committee, provided for by clause 12.6. of Article 12 of these Articles of Associations,"

10. Sub-clause 1) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be extended with words:
"...annual discussion of strategic issues of the Company's development;"

11. Sub-clause 16) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be worded as follows:
"16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;"

12. Sub-clause 34) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be worded as follows:
"34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;"

13. Sub-clause 36) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be worded as follows:
"36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;"

14. Sub-clause 38) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be worded as follows:

"38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;"

15. Sub-clause 41) of clause 13.4., Article 13 "The Board of Directors of the Company" shall be worded as follows:
"41) approving the Code of Corporate Management of the Company."

16. Clause 13.4. of Article 13 "The Board of Directors of the Company" shall be supplemented with sub-clause 40) reading as follows:
"40) approving the Company's risk management procedure;"
The numbering of sub-clauses **40), 41)** of the active Articles of Association shall be changed to **41), 42)** respectively.

17. The numbering of sub-clause **41)** of clause 13.4, Article 13 "The Board of Directors" shall be changed to **42)**, and the numbering of sub-clause **42)** shall be changed to **41)**.

18. Sub-clause 2) of clause 14.4., Article 14 "The Management Board of the Company" shall be worded as follows:
"2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);"

Amendments and Additions No. 2

1. The second sentence of clause 8.2, Article 8 "Rights and Duties of Holders of Type A Preferred Shares" shall be worded as follows:
"The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of floated type A preferred shares."

DRAFT

APPROVED
the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes of "__"______ 2005 №

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

CHARTER (ARTICLES OF ASSOCIATION)

of the Open Joint-Stock Company
North-West Telecom
(Version 03 - 05)

St.Petersburg
2005

Article 1.
General

1.1. The North-West Telecom Open Joint Stock Company (hereinafter referred to as "the Company"), previously named Petersburg Telephone Network Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as Petersburg Telephone Network Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into line with the RF Civil Code and the Federal Law on Joint-Stock Companies) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company has been founded as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies" and other legislative acts of the Russian Federation.

In accordance with the privatization plan approved by the Chairman of the City Assets Management Committee of the Mayor's Office of Saint Petersburg of 10th February 1993 the Company is a legal successor of all the rights and obligations of the public communications and information company "Leningrad City Telephone Network, Red Banner Medal" in respect of all the obligations concerning all its creditors and debtors.

1.2. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

In compliance with the:

- the transfer deed approved by the General Meeting of the Shareholders of the OJSC "St. Petersburg Long-Distance and International Telephone" of 31st March 2000, Minutes No.1/2000,

- the transfer deed approved by the General Meeting of the Shareholders of the OJSC "St.Petersburg Telegraph" of 30st March 2000, Minutes No.1-00,

The Company is the assignee of all rights and duties of OJSC St. Petersburg Long-Distance International Telephone and OJSC St. Petersburg Telegraph in respect of all liabilities relative to all their creditors and debtors.

1.3. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 28 November 2001 the Company was reorganized by affiliating Arkhangelsk Oblast Artelecom Open Joint Stock Company (OJSC "Artelecom"), Vologda Oblast Elektrosviaz Open Joint Stock Company (OJSC Vologda Oblast Elektrosviaz), Kaliningrad Oblast Elektrosviaz Open Joint Stock Company (OJSC "Kaliningrad Oblast Elektrosviaz"), Republic of Karelia Elektrosviaz Open Joint Stock Company (OJSC Republic of Karelia Elektrosviaz), MurmanElektrosviaz Open Joint Stock Company (OJSC "MurmanElektrosviaz"), Novgorodtelecom Open Joint Stock Company (OJSC "Novgorodtelecom"), Pskov Oblast Elektrosviaz Open Joint Stock Company (OJSC "PskovElektrosviaz"), and CherepovetsElektrosviaz Open Joint Stock Company (OJSC " CherepovetsElektrosviaz ").

In compliance with the:

- the transfer deed dated 22nd November 2001, approved by the General Meeting of the Shareholders of OJSC "Artelecom " of 22nd November 2001, Minutes No.8,

- the transfer deed dated 21st November 2001, approved by the General Meeting of the Shareholders of the OJSC "Vologda Oblast Elektrosviaz" of 21st November 2001, Minutes No.8,

- transfer deed dated 23rd November 2001, approved by the General Meeting of the Shareholders of the OJSC Kaliningrad Oblast Elektrosviaz of 23rd November 2001, Minutes No.1,

- transfer deed dated 26 November 2001, approved by the General Meeting of the Shareholders of the OJSC Republic of Karelia Elektrosviaz of 26 November 2001 Minutes No 10

- transfer deed dated 19 November 2001, approved by the General Meeting of the Shareholders of the OJSC "MurmanElektrosviaz" of 19 November 2001, Minutes No.8,
- transfer deed dated 21 November 2001, approved by the General Meeting of the Shareholders of the OJSC "Novgorodtelecom" of 21 November 2001, Minutes No.8,
- transfer deed dated 22 November 2001, approved by the General Meeting of the Shareholders of the OJSC "PskovElektrosviaz" of 22 November 2001, Minutes No.2,
- transfer deed dated 20 November 2001, approved by the General Meeting of the Shareholders of the OJSC "ChrepovetsElektrosviaz" of 20 November 2001, Minutes No.2,

the Company is the legal successor of all the rights and obligations of the OJSC "Artelecom", OJSC Vologda Oblast Elektrosviaz, OJSC Kaliningrad Oblast Elektrosviaz, OJSC Republic of Karelia Elektrosviaz, OJSC "MurmanElektrosviaz", OJSC "Novgorodtelecom", OJSC "PskovElektrosviaz", OJSC "ChrepovetsElektrosviaz" under all the liabilities in respect of all their creditors and debtors.

1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-Wert Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).

In compliance with the:

– statement of transfer of 10th March 2004 approved by the general meeting of the shareholders of OJSC Lensvyaz of 14th April 2004, Minutes No.1, and

– statement of transfer of 12th April 2004 approved by the general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004, Minutes No.13,

The Company is the assignee of all rights and obligations of Lensvyaz OJSC and Svyaz OJSC of Komi in respect of all obligations regarding all their creditors and debtors.

Termination of the activity of the OJSC "St. Petersburg Long-Distance and International Telephone" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228239 of 28 December 2000 as a result of its reorganization by affiliation to the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "St.Petersburg Telegraph" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228240 of 28 December 2000 as a result of its reorganization by affiliation to the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "Artelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Arhkangelsk of 31 October 2002 under the state registration No.2022900516747 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC Vologda Oblast Elektrosviaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Vologda on 31 October 2002. under the state registration No.2023500885384 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC Kaliningrad Oblast Elektrosviaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for Leningrad District of the City of Kaliningrad on 31 October 2002 under the state registration No.2023900996601 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC Republic of Karelia Elektrosviaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Petrozavodsk of the Republic of Karelia on 31 October 2002 under the state registration No. 2021000523652 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "MurmanElektrosviaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Murmansk of Murmansk Region on 31 October 2002 under the state registration No.2025100850784 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Novgorodtelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Veliky Novgorod on 31

October 2002 under the state registration No.2025300789050 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "PskovElektrosviaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Pskov of Pskov Region on 31 October 2002 under the state registration No.2026000965308 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "ChrepovetsElektrosviaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Cherepovets of Volodga Region on 31 October 2002 under the state registration No.2023541236079 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization by affiliation to the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization by affiliation to the OJSC "North-West Telecom". *(old version: none)*

Article 2.
Name and Place of Business of the Company

2.1. Full official name of the Company in Russian:
открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated official name of the Company in Russian:
ОАО «СЗТ».

2.3. Full official name of the Company in English:
OJSC North-West Telecom.

2.4. Abbreviated official name of the Company in English:
OJSC N. W. Telecom.

2.5. Location of the company:
14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia, **191186**
(old version: Location of the Company: St. Petersburg, Russia.)

2.6. Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Tel. (812) 315 47 06; Fax (812) 110 62 77

Article 3.
Legal Status of the Company

3.1. By its type, the Company is an open joint stock company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring and winding-up as well as the rights and duties of the Company's shareholders shall be determined by the Civil Code of the Russian Federation, the Federal Law on Joint-Stock Companies, other Federal laws and other legal acts of the Russian Federation approved by the relevant public bodies within their authority as well as by the present Charter.

In case of subsequent changes in provisions of the current legislation of the Russian Federation the present Charter shall be applied in the part that does not contradict the binding laws.

On issues that are not reflected in the present Charter, the Company shall be guided by the current legislation of the Russian Federation as well as other legal acts adopted within the authority of the relevant state bodies.

3.2. The Company is a legal entity and owns a separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant in court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name, its own logo, trademark registered according to the official procedure and other instruments of visual identification.

The Company's branches and other structural divisions may have a round seal bearing the full names of the Company and the respective branch/structural division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved according to the appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate branches and divisions.

The Company may, according to the legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned by it, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned by them. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned by them.

3.4. The Company shall not be held liable for liabilities of the state and its bodies, or of its own shareholders. Equally, the state and its bodies and shareholders shall not be held liable for liabilities of the Company.

3.5. With a view to implementing the state, social, economic and tax policy the Company shall bear responsibility for the integrity of documents (managerial, financial and economic, on personnel etc.), ensure the transfer for state custody of the documents having scientific and historical value, keep and use the documents on personnel, as well as personal information on the Company's employees, in accordance with the established procedure.

3.6. The Company shall ensure preservation of the information constituting a state secret in case of a change in the Company's functions, its form of ownership, reorganization, winding-up or termination of operations using such information.

Access of the shareholders, members of the Company's managing bodies to the information constituting a state secret shall be effected in accordance with the current legislation.

Article 4.
Purpose and activities of the Company

4.1. The main goal of the Company is earning profit.

4.2. The basic areas of the Company's business are:

4.2.1. local and intra-zone telephone communication services;

4.2.2. provision of long-distance and international telephone communication services via payphones and call offices;

4.2.3. cellular mobile communication services in the 450 MHz band;

4.2.4. mobile radiotelephone communication services (trunking);

4.2.5. mobile radio communication services of ALTAY type;

4.2.6. personal radio paging services;

4.2.7. personal radio paging services with VHF/FM channel multiplexing;

4.2.8. services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;

4.2.9. telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

4.2.10. data transmission services;

4.2.11. telephone communication services using technical facilities of an intelligent communication network;

4.2.12. telegraph communication services (including the "Telegram" service and the AT/Telex network services);

4.2.13. cable network telecasting;

4.2.14. services of wired radio;

4.2.15. TV broadcasting services using transmitting facilities;

4.2.16. broadcasting services using transmitting facilities;

4.2.17. local telephone communication services using radio access equipment;

4.2.18. carrying out work related to the use of data considered a state secret;

4.2.19. measures and/or services in the field of state secrets protection;

4.2.20. measures and/or services in the field of state secrets protection related to cryptographic device functioning;

4.2.21. measures and/or services in the field of state secrets protection related to engineering protection of information;

4.2.22. provision of cryptooperation services in respect of information not constituting a state secret;

4.2.23. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.24. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.25. measures in the field of commercial secrets protection.

(old version: none)

4.2.26. design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

4.2.27. expert assessment of front-end and design documents;

4.2.28. building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

4.2.29. general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

4.2.30. installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

4.2.31. functions of general contractor and principal/developer; process and construction engineering;

4.2.32. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.33. construction, major repair, rebuilding, expansion, and updating of civil buildings;

4.2.34. geodetic survey and mapping;

4.2.35. maintenance, repair, and sale of metering and cash register machines;

4.2.36. maintenance, repair, and sale of communication facilities;

4.2.37. installation, repair, and maintenance of security alarms;

4.2.38. recovery of networks and communication facilities after failures and damage;

4.2.39. priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

4.2.40. actions to provide communication services in emergency situations;

4.2.41. implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;

4.2.42. leasing out property;

4.2.43. gas facilities operation;

4.2.44. organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

4.2.45. testing, in particular for certification purposes. Metrology services:

4.2.46. design, development, and implementation of advanced technologies;

4.2.47. production and sales of components and spare parts for various systems, mechanisms and devices;

4.2.48. design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

4.2.49. production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

4.2.50. procurement, processing and sale of wood, production of joinery and furniture;

4.2.51. design and development of software and dataware for automated systems of various applications;

4.2.52. production, processing, and sale of animal and vegetal products;

4.2.53. production and sale of consumer goods;

4.2.54. purchasing and intermediary trade business;

4.2.55. participation in establishment of stock, commodity, and other exchanges, and trading houses;

4.2.56. professional training and education of employees in and outside the RF;

4.2.57. creating a network of company shops in RF and abroad.

4.2.58. providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

4.2.59. sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;

4.2.60. organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

4.2.61. organization of cultural exchanges without currency payments.

4.3. Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

Article 5.
Branches and Representative Offices of the Company

5.1. The Company may establish its branches and open its representative offices both in and outside of the Russian Federation according to the officially established procedure. Such branches and offices shall not be considered as legal entities.

5.2. The Company has the following branches:

5.2.1. Arhkangelsk Oblast Artelecom branch of North-West Telecom Open Joint Stock Company, place of business:
45, Troitsky prospekt, Arkhangelsk, 163061, Arkhangelsk Oblast, Russia

5.2.2. Lensvyaz branch of North-West Telecom Open Joint Stock Company, place of business:
15, ul. Pochtamtskaya, St. Petersburg, Russia. 190000;

5.2.3. Murmanelectrosvyaz branch of North-West Telecom Open Joint Stock Company, place of business:
82-a ul. Lenina, Murmansk, Murmansk Oblast, Russia, 183038

5.2.4. Novgorodtelecom branch of North-West Telecom Open Joint Stock Company, place of business:
2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod Oblast, Russia, 173001

5.2.5. Petersburg Telephone Network branch of North-West Telecom Open Joint Stock Company, place of business:
24 ul. Bolshaya Morskaya, Saint Petersburg, Russia , 191186

5.2.6. Svyaz of the Komi Republic branch of North-West Telecom Open Joint Stock Company, place of business:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981

5.2.7. Vologda Oblast Elektrosviaz branch of North-West Telecom Open Joint Stock Company, place of business:
4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160035

5.2.8. Kaliningrad Oblast Elektrosviaz branch of North-West Telecom Open Joint Stock Company, place of business:
24, ul. Bolnichnaya, Kaliningrad, Kaliningrad Oblast, Russia, 236040

5.2.9. Elektrosvyaz of Republic of Karelia branch of North-West Telecom Open Joint Stock Company, place of business:
5, ul. Dzerzhinskogo, Petrozavodsk, Republic of Karelia, Russia, 185000

5.2.10. Pskov Oblast Elektrosvyaz branch of North-West Telecom Open Joint Stock Company, place of business:
5, Oktyabrsky pr., Pskov, Pskov Oblast, Russia, 180000

(old version: 5.3. The company has the following representative offices:

5.3.1. The representative office of the Open Joint-Stock Company "North-West Telecom" in Pskov oblast located at the address:
5, Oktyabrsky pr., Pskov, 180000, Russia)

5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall take decisions on establishing branches and opening representative offices, and on their winding-up.

Heads of branches and representative offices shall be nominated and dismissed by the General Manager by preliminary agreement with the Board of Directors of the Company and shall act on behalf of the Company on the basis of a power of attorney.

By resolution of the Managing Board a collective executive body of a branch can be set up organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Managing Board of the Company.

Article 6.
Authorized Capital of the Company. Floated and Stated Shares

6.1. The authorized capital of the Company is 1,131,414,770 (one billion one hundred thirty one million four hundred fourteen thousand seven hundred seventy) roubles."

6.2. The Authorized Capital of the Company shall consist of the nominal value of the shares issued in a non-documentary form and purchased by the Company's shareholders, including:

6.2.1. Common registered shares - 881,045,433 (eight hundred eighty one million forty five thousand four hundred thirty three). The face value of each common share is 1 (one) rouble.

6.2.2. Preferred registered shares, type A 250,369,337 (two hundred fifty million three hundred sixty nine thousand three hundred thirty seven). The face value of each preferred type A share is 1 (one) rouble.

6.3. The Company shall be entitled to float 6,098 (six thousand ninety eight) common registered nondocumentary shares (stated shares) in addition to the floated common shares. The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 32,486 (thirty two thousand four hundred eighty six) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

6.4. Stated shares provided for under paragraph 6.3 of the present Charter, in case of their floatation, shall grant all the rights specified by clauses 7, 8 of the Charter for the Company's shares of the relevant category (type).

6.5. The authorized Capital of the Company may be increased following the procedure provided for by the current legislation of the Russian Federation and the present Charter as follows:

6.5.1. by increasing the share denomination of the Company;

6.5.2. by floating additional shares within the number of the stated shares specified under paragraph 6.3 of the present Charter.

6.6. Increase of the Authorized Capital of the Company by increasing the nominal value of the shares shall be effected based on a resolution of the General Meeting of the Shareholders of the Company taken by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.7. Increase of the Authorized Capital of the Company by floating additional shares by closed subscription is effected on the basis of a resolution of the General Meeting of the Shareholders of the Company taken by the majority of three quarters of holders of the Company's voting shares attending the Meeting.

6.8. The authorized capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting.

6.9. Increase of the Authorized Capital of the Company by floating additional shares by open subscription, except for the cases specified under paragraph 6.8 of the present Charter, is effected on the basis of a resolution of the Board of Directors of the Company taken unanimously by all the members of the Board of Directors without taking into account the votes of retired members of the Board of Directors.

6.10. Payment for additional shares floated by subscription can be effected by cash, securities, other objects or property or other rights having a monetary evaluation. Form of payment for additional shares shall be determined by the resolution on their floatation.

6.11. The authorized Capital of the Company may be reduced by reducing the share denomination or reducing their total quantity, among other things, through buying a part of the shares in the cases provided for by the Federal Law on Joint-Stock Companies.

6.12. A resolution on reducing the Authorized Capital of the Company by reducing the share denomination or by buying a part of the shares for reducing their total number shall be taken by the General Meeting of the Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.13. The Company has no right to reduce its Authorized Capital if as a result of such reduction its amount will be less than the 1,000-fold amount of the minimum salary determined by the federal law as of the date of submitting the documents for state registration of the relevant changes to the Company's Charter, and when the Company, in accordance with requirements of the current legislation of the Russian Federation, has to reduce its Authorized Capital – as of the date of the Company's state registration.

6.14. If, upon expiry of the second and each subsequent fiscal year, in accordance with the annual balance sheet proposed for approval by the Company's shareholders, or with audit results, the cost of the Company's net assets appears to be less than its Authorized Capital, the Company shall reduce its Authorized Capital to a value not exceeding the cost of its net assets.

Article 7.
Rights and Duties of Holders of Common Shares of the Company

7.1. Each common share of the Company shall grant its holders equal rights.

7.2. Each shareholder – holder of common stock of the Company has the following rights:

7.2.1. participate in the General Meeting of the Shareholders of the Company according to the procedure provided for by the effective legislation of the Russian Federation;

7.2.2. receive dividends according to the procedure provided for by the effective laws of the Russian Federation and the present Charter, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding-up thereof, in proportion to the number of shares held;

7.2.4. have access to documents provided for by Article 89.1 of the Federal Law on Joint-Stock Companies according to the procedure provided for by Article 91 of the said Law, and to obtain their copies for a compensation;

7.2.5. demand that the Company Registrar confirm shareholder's rights to shares by issuing to the shareholder an extract from the Company's Shareholders Register;

7.2.6. obtain from the Company Registrar information on all entries in his bankbook and other information provided for by statutory acts of the Russian Federation regulating the procedure of keeping the Shareholders Register;

7.2.7. alienating shares held by him without consent of other shareholders of the Company thereto;

7.2.8. in the cases provided for by the effective laws of the Russian Federation, defend his/her/its violated civil rights in court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or part of the shares owned by such Shareholder, in the cases and according to the procedure provided for by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on the Shareholder;

7.2.12. Shareholders of the Company shall have pre-emptive right to purchase additional shares and issued convertible bonds, that are floated by public subscription, in numbers proportionate to the number of shares of actually owned by them.

7.3. A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

7.4. Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

7.5. Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

7.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

7.7. The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. If, within the time period provided for by the effective laws of the Russian Federation and by this Charter, the Company's Board of Directors does not take a decision on convening an extraordinary General Meeting of the Shareholders or takes on a decision not to convene it, such extraordinary meeting may be convened by the said Shareholder(s).

7.8. Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

7.9. Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

7.10. Holders of common shares of the Company shall have other rights provided for by the effective laws of the Russian Federation and by this Charter.

7.11. Each holder of common shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

7.12. When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the floated common shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of his/her/its intention to buy the said shares. Upon completion of such transaction(s) of share purchase, the said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell common shares of the Company and issued convertible bonds owned by them to the said Shareholder, at the market price, however, not lower than their weighted average price over the six months preceding the date of such purchase.

Rules under the present clause shall apply to acquisition of each 5 percent of floated common shares in excess of 30 percent of floated common shares of the Company.

Article 8.
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company shall grant its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided for by this Charter. **The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of floated preferred type A shares.** *(old version: The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital).* If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

8.3. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

8.4. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

8.5. Holders of Type A preferred shares shall have the rights provided for under paragraphs 7.2.3, 7.2.4, 7.2.5, 7.2.6., 7.2.7, 7.2.8., 7.2.10, 7.2.11 and 7.2.12 of this Charter for holders of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

8.6. Holders of Type A preferred shares shall have the rights provided for under paragraphs 7.3, 7.6, 7.7, 7.8, and 7.9 of this Charter in cases when Type A preferred shares have the right to vote in respect of any item within the terms of reference of the General Meeting of the Shareholders.

8.7. The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

8.8. The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to

participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

8.9. Holders of Type A preferred shares shall have other rights provided for by the effective laws of the Russian Federation, other statutory acts of the Russian Federation, and by this Charter.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

Article 9.
Funds of the Company

9.1. The Company shall form a Reserve Fund to the amount of 5 percent of the Authorized Capital of the Company.

The Reserve Fund of the Company shall be formed by mandatory annual deductions of at least five percent of the Company's net profit until the Fund reaches the amount determined under the present paragraph.

The Reserve Fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve shall not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of the Shareholders in relation to the matter provided for by subparagraph 13, paragraph 12.2 of this Charter, establish other funds, and in particular, an Equity Participation Fund for the Company's personnel.

The resources of the Equity Participation Fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent floatation of such shares with the said personnel.

When shares purchased at the expense of the Equity Participation Fund for the Company's personnel are sold to the Company's employees, the proceeds from such sale shall be allotted for setting-up the said Fund.

The procedure of forming and spending of the Fund's assets, and the purpose of the Fund shall be defined by the Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Article 10.
Dividends of the Company

10.1. The Company may, once in a year, decide on (declare) the payment of dividends on the floated shares.

Dividends shall be paid out of the Company's net profit stated in the Profit and Loss Statement of the Company for the year's results. Dividends on preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on the payment of annual dividends, amount of the annual dividend, the form of its payment on shares of each category (type) shall be taken by the General Meeting of the Shareholders. The amount of annual dividends shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividends a list of persons entitled to annual dividends shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.

(old version: The Company may, once in a year, decide on (declare) the payment of dividends on the floated shares.

Dividends shall be paid out of the Company's net profit stated in the Profit and Loss Statement of the Company for the year's results. Dividends on preferred shares may be paid out of the Company's funds specially allotted for this purpose.

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profits (losses) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statement of such merged companies as of the latest report date (date of restructuring).

The decision on the payment of annual dividends, amount of the annual dividend, the form of its payment on shares of each category (type) shall be taken by the General Meeting of the Shareholders. The amount of annual dividends shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividends a list of persons entitled to annual dividends shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders).

10.2. Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividends. Where the annual General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the annual dividends.

10.3. When taking the decision on payment of the dividends, the Company shall be governed by restrictions set by the federal laws.

Article 11.
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining the Company's Shareholders Register in compliance with requirements of current legislation of the Russian Federation and other statutory acts of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively busy with keeping the Shareholders Register and holding a license of an officially established type for such activity

Approval of the Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the Registrar violate the civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, according to the procedure provided for by the effective laws of the Russian Federation, apply to a court with a claim that the Company should recover violated civil rights, including damages

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register the persons attending the General Meeting of the Shareholders, qualify the quorum of the General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by the Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes and sum up the voting, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of the Returning Board, the Registrar shall be guided by the effective legislation, the Company's Charter or other internal documents.

Article 12.
General Meeting of the Shareholders

12.1. The general meeting of the shareholders is the supreme management body of the company.

12.2. The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to this Charter, or approval of a new wording of the Charter (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases

decisions may be passed by at least three quarters of votes of holders of the Companys voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) decisions on other matters provided for by the Federal Law on Joint-Stock Companies and by this Charter.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8 9, 15 – 19, 23, paragraph 12.2 of this Charter exclusively when presented by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Charter that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's common shares attending the Meeting, and three quarters of holders of holders of the said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once a year.

An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Articles of Association. Such proposals must be received by the Company not later than 60 days after the expiry of the fiscal year.

Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company.

(old version: none)

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

12.8. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

12.9. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of the Board of Directors of the Company, shall be held within 70 days after the Board of Directors of the Company takes the resolution on holding it.

12.10. During the preparation of the extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by this Charter. Such proposals shall be received by the Company at least 30 days before the date of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and paragraph 12.6 of the Articles of Association. *(old version: Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies.)*

12.11. The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 45 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more later than 65 days before the date of its holding and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders..

12.12. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

(old version: A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Where the proposed agenda of an extraordinary General Meeting of the Shareholders contains the item of election of the Board of Directors of the Company, the notice of holding an extraordinary General Meeting of the Shareholders shall be made at least 50 days before its scheduled date.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.)

12.13. The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts;

information on nominees for the Board of Directors and the Auditing Committee of the Company, provided by paragraph 12.6 of the Article 12 of the Articles of Association.

(old version: information on nominees for the Board of Directors and the Auditing Committee of the Company;)

draft revisions and amendments made in the Company's Charter or the draft Company's Charter in the new wording;

draft internal documents of the Company;

drafts of other documents, adoption of which is provided for in draft resolutions of the General Meeting of the Shareholders;

draft resolutions of the General Meeting of the Shareholders;

other information (materials) to be submitted in accordance with the current legislation,

other information (materials) required for passing resolutions on agenda items of the General Meeting of the Shareholders and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold the annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the floated voting shares of the Company.

The notice of holding a repeated General Meeting of the Shareholders and sending (handing) of voting tickets shall be completed at least 20 days before the date of holding such a repeated General Meeting of the Shareholders.

The notice of holding a repeated General Meeting of the Shareholders, the agenda of which contains the item of Company reorganization, shall be issued at least 30 days before date of holding a repeated General Meeting of the Shareholders.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

12.17. The General Meeting of the Shareholders shall be chaired by a person exercising the functions of the one-person executive body, unless determined otherwise by the Company's Board of Directors.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Article 13.
Company's Board of Directors

13.1. The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities.

13.2. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, the authority of the new members of the Board of Directors shall remain valid until the next scheduled annual General Meeting.

13.4. The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment, annual discussion of strategic issues of the Company's development;

(old version: determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment;)

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increase of the Company's Authorized Capital by floating by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraphs 8, 9 paragraph 12.2 of the present Charter;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) **approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;**

(old version: control over the use of internal control procedures;)

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

(old version: taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations and through investing extra contributions to the authorized capitals of such organizations;)

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (instalments) related to the Company's participation in non-profit organizations;

36) **deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;**

(old version: taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;)

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) **approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;**

(old version: approving the bylaw on the issues of disclosing information on the Company;)

39) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the terms of reference of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter in the terms of reference of the General Meeting of the Shareholders and executive bodies of the Company;

40) **approving the Company's risk management procedure;**

(old version: none)

41) approving the Code of Corporate **Management** of the Company.

(old version: approving the Code of Corporate Behaviour of the Company.)

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

13.6. Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

13.7. Other matters defined by the Federal Law on Joint-Stock Companies and by this Charter to be in the frame of reference of the Board of Directors and not listed under paragraph 13.6 hereabove, shall be passed by the majority of votes of members of the Board of Directors attending the meeting.

13.8. The procedure of convening and holding meetings of the Board of Directors and the amount and procedure of paying remunerations and compensations to members of the Board of Directors shall be defined by the Provision on the Board of Directors to be approved by the General Meeting of the Shareholders.

13.9. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, the Company Auditor, one-person or collective executive body of the Company as well as on request of shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.10. The quorum for a meeting of the Board of Directors of the Company shall be over half of elected members of the Board of Directors.

Meetings of the Board of Directors of the Company can be held in the form of joint presence (including the use of conference telecommunication facilities) or absentee voting.

13.12. When assessing the quorum and the results of voting at the meeting of the Board of Directors held in the form of joint presence account shall be taken of written opinions of any member of the Board of Directors absent at its meeting.

13.13. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In taking decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.14. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and take chair at them, supervise the minute keeping at its meetings and ensure effective operation of committees of the Board of Directors.

13.15. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by the majority of votes of its members attending the meeting.

Article 14.
The Managing Board of the Company

14.1. The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

14.2. The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors.

14.3. The Management Board shall be formed for the period determined by the Company's Board of Directors when appointing its members.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

14.4. The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) **deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);**

(old version: developing and approving internal control procedures;)

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) Approving the organizational structure of the Company, including the basic functions.

14.5. The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

14.6. The procedure of convening and holding the Managing Board meetings, the procedure of decision-making by the Managing Board and the amount and procedure of paying the remuneration to members of the Managing Board shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company.

14.7. The rights, duties and responsibility of the Managing Board members shall be defined in a contract to be signed between each of them and the Company. The contract shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors.

Article 15.
General Manager of the Company

15.1. General Manager is the one-person executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

15.2. General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager acts as the Chairperson of the Management Board.

15.4. The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Rights and duties, labour remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.

15.5. The Company's Board of Directors shall be entitled at any time to take the decision on early termination of the powers of the Company's General Manager and on termination of the contract with him.

Article 16.
Corporate Secretary of the Company.
Personnel of Corporate Secretary of the Company

16.1. By resolution of the Board of Directors a special person can be nominated, whose task would be to ensure observance of by the Company's bodies and officials of the procedure requirements guaranteeing the exercise of rights and interests of the Company's shareholders – Corporate Secretary of the Company.

16.2. The rights, duties, term of office, salary and responsibility of the Corporate Secretary of the Company shall be determined by internal documents of the Company as well as the agreement concluded by him with the Company. On behalf of the Company the contract shall be signed by the Chairperson of the Company's Board of Directors.

16.3. To ensure an effective execution by the Corporate Secretary of the Company of his duties in the Company, personnel of the Corporate Secretary of the Company can be set up, its membership, numbers, structure and duties of the employees to be determined by the internal document of the Company approved by the Board of Directors.

Article 17.
Control over the Financial and Economic Activity of the Company

17.1. To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

17.2. The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

17.2.1. The authority of individual members or all members of the Auditing Committee can be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of pre-schedule termination of the authority of members of the Auditing Committee the authority of the new members of the Auditing Committee shall be valid till the next annual General Meeting of the Shareholders.

If the number of members of the Auditing Committee becomes less than half of the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders for electing new members of the Auditing Committee. The remaining members of the Auditing Committee shall exercise their functions till election of the new members of the Auditing Committee at the extraordinary General Meeting of the Shareholders.

17.2.2. The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

17.2.3. Checks (revisions) of financial and economic activities of the Company by the Auditing Committee shall be carried out on the basis of the annual results of the Company's activity.

Checks (revisions) of financial and economic activities of the Company shall be also carried out at any time:

on the initiative of the Auditing Committee proper of the Company;

on resolution of the General Meeting of the Shareholders of the Company;

on resolution of the Board of Directors of the Company;

on request of shareholder(s) of the Company jointly owning at least 10 percent of voting shares of the Company on all matters within the terms of reference of the General Meeting of the Shareholders as of the date of making the request.

17.2.4. On request of the Auditing Committee, the persons holding posts in the managing bodies of the Company shall present documents on the financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing Committee as well as the amount and procedure of paying remuneration to members of the Auditing Committee shall be determined by the Provision on the Auditing Committee of the Company approved by the General Meeting of the Shareholders.

17.3. To ensure constant internal control over the procedure of accomplishing all the economic operations at the Company, a special structural subdivision, independent of the Company's executive bodies, shall be set up, the activity of which shall be controlled directly by the Board of Directors of the Company.

Functions of the said structural subdivision, the procedure of its activity, the procedure of nominating the employees, the requirements to them shall be determined by the internal document approved by the Board of Directors of the Company.

17.4. To check and confirm the correctness of annual financial statements, the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders.

17.4.1. The Auditor shall check the financial and economic activity of the Company in accordance with legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General Meeting of the Shareholders shall approve the Company's Auditor. Terms of the contract concluded with the Auditor, including the amount of payment for his services shall be approved by the Board of Directors of the Company.

17.4.3. Auditing of the Company's activity shall be conducted at any time on request of the shareholders whose joint share in the Authorized Capital is 10 or more percent. The shareholders initiating the auditing shall submit to the Board of Directors a written request, which shall contain a motive for bringing up the request, name (title) of shareholders, number and category (type) of shares belonging to them, signature of a shareholder or of a person empowered to act for him. In case when the request is signed by the empowered person a power of attorney shall be enclosed to it.

Article 18.
Reorganization of the Company

18.1. The Company can be voluntarily reorganized by resolution of the General Meeting of the Shareholders. Other grounds and procedure for the Company's reorganization shall be determined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be effected by merger, affiliation, split-off, detachment and transformation to a different organizational legal form in accordance with the procedure provided for by the Federal Law on Joint-Stock Companies.

Article 19.
Winding-up of the Company

19.1. The Company can be voluntarily liquidated by resolution of the General Meeting of the Shareholders or by court decision in the cases and following the procedure provided for by the current legislation.

19.2. In the cases provided for by the current legislation of the Russian Federation, the Company shall take a decision on its voluntary winding-up.

19.3. In the event that during voluntary winding-up of the Company its property is insufficient for making settlements with all the Company's creditors, the Chairperson of the Liquidation Commission of the Company nominated by the General Meeting of the Shareholders shall file an application with the Arbitration Tribunal on exercising a simplified bankruptcy procedure in respect of the Company .

DRAFT

APPROVED
the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No. of 2005

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
ON THE GENERAL MEETING OF THE SHAREHOLDERS

of the Open Joint-Stock Company
OJSC North-West Telecom.
(Version 04-05)

St.Petersburg

2003

In compliance with the active law of the Russian Federation and the Articles of Association of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company), these Provisions on the General Meeting of the Shareholders (hereinafter referred to as the Provisions) define the procedure of holding the General Meeting of the Shareholders and other issues related to preparing and holding the annual and extraordinary general meetings of the Company's shareholders.

1. GENERAL MEETING OF THE SHAREHOLDERS: TYPES, FORMS AND TIMING

1.1. The general meeting of the shareholders is the supreme management body of the company.

1.2. The Company shall hold the annual general meeting of the shareholders each year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

1.3. General meetings of the shareholders, held besides the annual meeting, shall be considered as extraordinary meetings.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, according to the procedure provided for by these Provisions.

1.4. A general meeting of the shareholders may be held in the form of

a meeting – joint attendance of shareholders for discussion of the issues of the agenda and for taking decisions on the issues put forward for voting, or

absentee voting.

A general meeting of the shareholders, the agenda of which includes the issues of electing the Company's Board of Directors, electing the Company's Auditing Committee, approving the Company's auditor, as well as those of approving annual reports, annual books and accounts, including profit and loss reports (profit and loss accounts) of the Company, as well as the issues of distributing the profit, among other things, payment (declaration) of dividend, and losses of the Company based on the results of the fiscal year, may not be held in the form of absentee voting.

1.5. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

1.6. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

1.7. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

1.8. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

1.9. Except for the case mentioned in 1.8 of these Provisions , an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),
- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

2. PROCEDURE OF PUTTING FORWARD MOTIONS OF INCLUDING ISSUES IN THE AGENDA OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND OF PROPOSING CANDIDATES TO THE COMPANY BODIES ELECTED BY THE GENERAL MEETING OF THE SHAREHOLDERS, AND PROCEDURE OF PRESENTING REQUESTS TO CONVOKE AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

2.1. Motions of including issues in the agenda of the annual general meeting of the shareholders and motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders may be put forward, and requests to hold an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

2.2. A motion of including issues in the agenda of the annual general meeting of the shareholders and a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders shall contain the information provided for by article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting of the shareholders shall contain information provided for by article 55 of the Federal Law On Joint-Stock Companies. A motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders, contained in the request to hold an extraordinary general meeting of the shareholders, shall be covered by the respective requirements of article 53 of the Federal Law On Joint-Stock Companies.

2.3. A motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders and a request to hold an extraordinary general meeting shall be considered as received from the shareholders who (whose representatives) have signed them.

2.4. The portion of voting shares held by the shareholder(s) putting forward a motion to the agenda of the annual general meeting of the shareholders and/or proposing candidates to the Company bodies elected by the general meeting of the shareholders shall be determined as of the date such a motion is put forward.

The portion of voting shares held by the shareholder(s) requesting to hold an extraordinary general meeting shall be determined as of the date such a request is presented.

2.5. If a motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the

shareholders or a request to hold an extraordinary general meeting is signed by a shareholder's representative, such a motion (request) shall be accompanied by a power of attorney (a copy of the power of attorney certified in compliance with the established procedure), containing information on the represented and the representative, which, in compliance with the Federal Law On Joint-Stock Companies, must be contained in a power of attorney for voting, prepared in compliance with the requirements of the Federal Law On Joint-Stock Companies in respect of preparing a power of attorney for voting.

2.6. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is signed by a shareholder (his/her/its representative), whose title to the shares is recorded on the custody account in a depositary, such a motion (request) shall be accompanied by a statement of the shareholder's custody account in the depositary keeping records of the rights to such shares.

2.7. When candidates are proposed to the Board of Directors or the Auditing Committee of the Company, the motion may be accompanied by the written consent of the proposed candidate and by information on the candidate to be provided to persons entitled to participate in the general meeting, in the course of preparation for holding the general meeting.

2.8. If a motion in respect of the agenda of the annual general meeting or a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders is sent by mail, the date indicated on the imprint of the calendar stamp confirming the date of sending the mail shall be considered as the date of putting forward such a motion.

If a request to hold an extraordinary general meeting is sent by ordinary letter or by ordinary mail, the date indicated on the imprint of the calendar stamp confirming the date of receiving the mail shall be considered as the date of presenting such a request, and if a request to hold an extraordinary general meeting is sent by registered letter or any other type of registered mail, the date of delivering the mail to the addressee against signature shall be considered as the date of presenting such a request.

2.9. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is delivered against signature, the date of delivery shall be considered as the date of putting forward the motion or presenting the request.

2.10. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is faxed, the date, on which the Company receives the fax message in compliance with the procedure provided for by paragraph two of this clause, shall be considered as the date of putting forward the motion or presenting the request.

A fax message containing the motion or request shall be sent to the Company's fax No., and shall be received by the Company not later than the Company's official working day completion time. When a fax message is sent, the copy of the transmitted text shall bear the last name of the person who has sent the text, the date and time of transmission, as well as the last name of the person who has received the text. The person who has sent the text shall demand an acknowledgement of the text receipt, while the person who has received the text shall acknowledge the receipt by sending a reply fax message.

When the Company receives the original of a motion or a request that has been sent by fax, the date on which the Company receives the fax message shall be considered as the date of putting forward the motion or presenting the request.

2.11. The Company's Board of Directors shall consider received motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and shall take respective decisions not later than five days upon expiry of the motions acceptance period established by the Company's Articles of Association.

Motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders, received by the Company later than within the established period of motions consideration, shall also be considered by the Board of Directors in compliance with the procedure provided for by the active law.

2.12. Motions on including issues in the agenda of the annual general meeting of the shareholders, motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and requests to convoke an extraordinary general meeting of the shareholders, received by the Company, may be revoked by the persons who have put forward the motions and presented the requests. Such revocation shall be sent by any method provided for by clause 2.1 of these Provisions for sending motions and presenting requests. The date on which the Company receives the mail, the date of delivering the revocation or the date on which the Company receives the fax message shall be considered as the date of the receiving the revocation.

3. PREPARATION FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

3.1. When getting prepared for holding the general meeting of the shareholders, the Company's Board of Directors shall determine:

the form of holding the General Meeting of the Shareholders;

the date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

the time of starting the registration of persons participating in the general meeting of the shareholders;

the date of making up the list of persons entitled to participation in the general meeting of the shareholders;

the agenda of the general meeting of the shareholders;

the type(s) of preferred stock, the holders of which are entitled to vote on the issues of the agenda of the general meeting of the shareholders;

the procedure of notifying the shareholders on holding the general meeting of the shareholders;

the list of information (materials) provided to shareholders during preparation for holding the general meeting of the shareholders, and the procedure of providing it;

the form and text of the voting ballot.

3.2. The place of holding the general meeting of the shareholders shall be fixed in the city (town, settlement) where the Company is located, or in another city (town, settlement) in the territory of the Russian Federation, where the Company's branch or representative office is located.

3.3. When the time of holding the general meeting of the shareholders is determined, the number of issues included in the agenda of the meeting shall be taken into account. The time of holding the general meeting shall not be earlier than 9 or later than 22 o'clock local time.

3.4. When determining the time of starting the registration of persons participating in the general meeting of the shareholders, the number of such persons included in the respective list shall be taken into account.

3.5. When approving the agenda of the general meeting of the shareholders, the Company's Board of Directors shall be entitled to unite two and more issues of the terms of reference of the general meeting of the shareholders in one issue of the meeting's agenda.

Issues may be united only in case a decision on one of such issues is impossible without taking decisions on the other, mutually related issues.

The following issues may not be united:

issues, on which different groups of voters are to vote;

issues, for taking decisions on which different numbers of votes of the shareholders holding the voting shares and taking part in the meeting are required.

4. NOTIFICATION OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

4.1. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

The notification on holding a general meeting of the shareholders must be provided in the form provided for by the active law of the Russian Federation and by the Articles of Association of the Company according to the procedure established by the Company's Board of Directors.

4.2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

4.3. A notification sent to shareholders in respect of holding a planned general meeting of the shareholders, the agenda of which includes issues, voting on which may entail the right of demanding redemption by the Company of shares, shall contain, in addition to the information indicated in clause 4.2 hereof, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4.4. A notification sent to shareholders in respect of holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, in addition to the information indicated in clause 4.2 hereof, shall contain information on the procedure and timing of nominating candidates to the Company's Board of Directors by shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

4.5. Besides the information mentioned in clauses 4.2 – 4.4 hereof, a notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders participation in the general meeting of the shareholders.

5. QUORUM OF THE GENERAL MEETING OF THE SHAREHOLDERS. REPEATED GENERAL MEETING OF THE SHAREHOLDERS

5.1. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

5.2. If there is no quorum for holding the annual general meeting of the shareholders, a repeated general meeting of the shareholders shall be held with the same agenda. If there is no quorum for holding an extraordinary general meeting of the shareholders, a repeated general meeting of the shareholders may be held with the same agenda.

A repeated general meeting of the shareholders shall be considered as competent (having the quorum), if shareholders holding in the aggregate at least 30 per cent of the votes granted by the floated voting shares of the Company have taken part in it.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

5.3. Based on the results of determining the quorum in respect of the agenda issues of the general meeting of the shareholders, the Company Registrar acting as the returning board shall make up a report on determining the quorum, to be signed by persons authorized by the Registrar.

If there is the quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after closing the meeting, or after the date the ballots acceptance is over when the meeting is held in the form of absentee voting.

If there is no quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after the planned date of holding the meeting that has not taken place or after the planned date of ending the ballots acceptance when the meeting that has not taken place was to be held in the form of absentee voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF THE SHAREHOLDERS

6.1. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

6.2. Issues in the terms of reference of the general meeting of the shareholders, for voting on which the voters' groups are determined separately, include:

1) electing members of the Auditing Committee and early termination of their powers;

2) taking a decision on approving related-party transactions;

3) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company;

4) Re-organization of the Company;

5) Liquidation of the Company, appointing of the liquidation committee and approval of the intermediate and final liquidation balance sheets;

6) introducing amendments and additions to the Articles of Association of the Company, restricting the rights of shareholders holding preferred shares of a certain type, including the cases of determining or increasing the amount of the dividend and (or) determining or increasing the liquidation value, paid on preferred shares of the previous turn, as well as granting advantages in the sequence of paying the dividend and (or) the liquidation value of shares to shareholders holding other types of preferred shares.

6.3. The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 1 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for members of the Company's Board of Directors or persons holding posts in the Company's management bodies.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 2 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting, who are not interested in making the transaction.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 3 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for a person who has independently acquired 30 and more per cent of floated common shares of the Company, and its affiliated persons.

The right of vote at the general meeting of the shareholders in respect of the issues indicated in subclauses 4 and 5 of clause 6.2 of these Provisions shall belong to the shareholders holding Company's common shares and the shareholders holding Company's preferred shares of each type.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 6 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, and to the shareholders holding the Company's preferred shares of each type, the rights under which are restricted.

6.4. The groups of voters on the issues of the agenda of the general meeting of the shareholders shall be determined as of the date of making up the list of persons entitled to participation in the general meeting of the shareholders.

6.5. If the quorum for different issues of the meeting's agenda is to be determined separately, the report on determining the quorum shall contain the data on whether there is or whether there is no quorum for each of such questions.

7. BODIES ORGANIZED FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

7.1. The person stipulated by the Company's Articles of Association shall be the chairperson of the general meeting of the shareholders. The chairperson of the general meeting of the shareholders shall hold the meeting, including:

1) announcement of opening and closing the meeting,

2) announcement of the persons providing information on the issues of the agenda,

3) control over the course of discussion of the issues of the agenda,

4) other functions provided for by these Provisions.

7.2. Upon decision of the Chairperson of the Meeting, a Presidium of the general meeting of the shareholders may be formed for participation in holding the general meeting of the shareholders, held in the form of a meeting.

The Chairperson and the members of the Presidium of the meeting shall jointly hold the general meeting of the shareholders and shall perform the functions provided for by subclauses 1 – 3 of clause 7.1. of these Provisions.

7.3. If the person presiding at the general meeting in compliance with the Company's Articles of Association is absent from an extraordinary general meeting held upon decision of bodies and persons entitled to request holding an extraordinary general meeting, the person taking the decision on holding the extraordinary general meeting (his/her representative) shall be the chairperson of the general meeting, or, if the decision on holding the extraordinary general meeting has been taken by several persons or by members of a collegial body, one of them, appointed by their decision shall be the chairperson.

7.4. A Secretary (Secretariat) of the general meeting of the shareholders shall be appointed by the Chairperson of the general meeting of the shareholders to keep minutes of the general meeting of the shareholders.

7.5. If a Corporate Secretary of the Company has been appointed in the Company, the Corporate Secretary shall perform the following duties as the secretary of the general meeting of the shareholders:

1) taking appropriate measures to ensure preparation and holding of the general meeting of the shareholders in compliance with the requirements of the laws, Articles of Association and other bylaws of the Company on the basis of the decision on holding the general meeting of the shareholders, taken by the Company's Board of Directors or by other bodies and persons in compliance with the requirements of the law and the Company's Articles of Association;

2) preparing orders to the Company's Registrar on making up the list of persons entitled to participation in the general meeting of the shareholders and the list of persons entitled to getting a dividend on the basis of the shares;

3) forming the materials that are to be provided for the general meeting of the shareholders, ensuring access to them, certifying and providing copies of appropriate documents upon request of the persons entitled to participation in the general meeting of the shareholders;

4) notifying all members of the management and control bodies of the Company on holding the general meeting of the shareholders;

5) collecting the filled in voting ballots received by the Company at addresses fixed for receiving them, and handing over such ballots in due time to the Company's Registrar acting as the returning board;

6) answers to questions of the participants of the general meeting as to the procedure of holding it in connection with the application of these Provisions and observance of the requirements of the active law, as well as taking measures to resolve conflicts related to the procedure of preparation for and holding of the general meeting of the shareholders;

7) organizing the keeping of the minutes of the general meeting of the shareholders.

If a Corporate Secretary has not been appointed or is absent from the general meeting of the shareholders or at a certain moment of preparing it, the said duties shall be performed by the Secretary of the Meeting and/or by other persons in the Company.

7.6. The duties of the returning board of the Company shall be performed by the Company's Registrar. The Company's Registrar shall check the powers and register the persons participating in the general meeting of the shareholders, determine the quorum of the general meeting of the shareholders, explain issues arising in connection with the shareholders' (their representatives') exercising their right of vote at the general meeting, explain the voting procedure in respect of the issues put forward for voting, ensure the established voting procedure and the rights of the shareholders to participation in the voting, count votes and sum up the voting results, make up a report on voting results, hand over voting ballots to the archives and perform other duties provided for by these Provisions.

When performing the functions of the returning board, the Company's Registrar shall be entitled to:

- keep logs and other registers of any forms at his/her/its discretion;
- independently determine the forms of minutes and reports to be made up, taking into account the requirements of the active law and these Provisions.

8. PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)

8.1. Registration for participation in the general meeting shall be carried out for persons (their representatives) included in the list of persons entitled to participation in the general meeting, except for the persons (their representatives), whose ballots have been received not later than two days before the date of holding the meeting. The persons (their representatives) entitled to participation in a meeting, whose ballots have been received not later than two days before the date of holding the meeting, shall be entitled to attend the meeting.

If, prior to registration of the representative of a person entitled to participation in a meeting, the Company or the Registrar acting as the returning board receives a notification on replacement (recalling) of the representative, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall be registered for participation in the meeting.

Acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting shall be registered for participation in the meeting, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

Registration of persons for participation in the general meeting to be held in the form of a meeting will take place at the venue and date of the general meeting.

Those entitled to participate in the general meeting shall be registered on the condition that the persons arriving for participation in the general meeting are identified through collation of the data contained in the list of those entitled to participate in the general meeting with the data of the documents presented (produced) by the said persons.

Credentials of a shareholder's representative for participation in the general meeting of the shareholders may be based on provisions of federal laws or acts of duly authorized state bodies or local government bodies or a power of attorney made up in writing. Power of attorney for voting must be issued in compliance with the requirements of clause 1 of Article 57 of the Federal Law "On Joint-Stock Companies".

Documents certifying the powers of successors and representatives of the persons included in the list of those entitled to participate in the general meeting (or their copies certified by a notary) shall be enclosed to the voting ballots sent by such persons or shall be handed over to the Registrar acting as the returning board, when such persons are registered for participation in the general meeting.

8.2. The general meeting held in the form of a meeting shall be opened, if, by the moment of its start, there is the quorum for at least one of the issues included in the agenda of the general meeting. Registration of persons entitled to participation in the general meeting, who have not been registered for participation in the general meeting before its opening, shall be over at the moment of completing the discussion of the last issue of the agenda of the general meeting, for which there is the quorum.

8.3. If, by the moment of the start of the general meeting of the shareholders there is no quorum on any of the issues included in the agenda, the Registrar acting as the returning board shall inform the Chairperson of the general meeting of the shareholders thereof. The Chairperson of the meeting shall take the decision on the time of postponing the opening of the general meeting of the shareholders. In

such a case the opening of the general meeting of the shareholders may not be postponed by more than 2 hours.

If the opening of the general meeting of the shareholders is postponed, the minutes of the general meeting of the shareholders shall indicate the actual time of opening the meeting.

8.4. Issues shall be considered at the general meeting of the shareholders according to the sequence established by the approved agenda.

The sequence of considering the issues may be changed upon decision of the Chairperson of the meeting.

8.5. Discussion of the issues of the agenda of the general meeting of the shareholders consists in providing the persons participating in the meeting with information on the issues of the agenda and with explanations (if necessary) of the issues of the agenda and of the provided information.

Discussion of the issues of the meeting's agenda shall take place according to the procedure established by clauses 8.6-8.9 of these Provisions.

8.6. Information on the discussed issue of the agenda shall be provided to persons participating in the meeting in the form of reports (statements)

by reporters appointed by the Chairperson of the meeting;

by persons (their representatives) participating in the meeting, who have declared their intention to provide extra information in respect of the issues of the agenda. Such declarations shall be sent in writing to the Chairperson of the general meeting of the shareholders prior to the start of considering the respective issue of the meeting's agenda. Indicated in the declaration shall be the name of the person, the wording of the issue of the agenda, on which information is provided, the time required for the speech and the number of votes the voting person has at its disposal for the discussed issue of the agenda.

8.7. Each person (representative) taking part in a meeting shall be entitled to apply for explanations in respect of any issue of the meeting's agenda and the information provided thereon, to the Chairperson of the meeting, to members of the meeting's Presidium or to the persons(s) who has (have) provided the information. Such an application shall be sent in writing to the Chairperson of the general meeting of the shareholders before the next issue of the meeting's agenda is considered, with the indication of the name of the person taking part in the meeting, the number of votes at the disposal of the person for voting in respect of the discussed issue of the meeting's agenda.

Each duly prepared written application shall be considered in the course of the meeting.

If, in the opinion of the Chairperson of the meeting, a member of the meeting's Presidium or the persons(s) who has (have) provided the information, it does not seem possible to provide an exhaustive explanation immediately, or the person (representative) taking part in the meeting requests a written explanation in respect of the issue of interest to him/her, such a written explanation shall be sent to the applying person within 10 days after the general meeting of the shareholders is closed. A written explanation may be given only provided the application is duly prepared in compliance with the 1st paragraph of this clause.

8.8. The time of speeches with the reports (statements) concerning the issues of the meetings agenda and with explanations in response to the received applications shall be determined by the Chairperson of the meeting. It shall be noted that:

- no less than 10 minutes and no more than 45 minutes shall be assigned for a report of a speaker appointed by the Chairperson of the meeting;
- at least 5 minutes shall be assigned for a speech of a person (his/her representative) taking part in the meeting with extra information on an issue of the agenda;
- at least 10 minutes shall be assigned for a speech with an explanation in response to a received application.

The time assigned by the Chairperson of the meeting for a speech may be used by the speaker partially.

The Chairperson of the meeting shall not be entitled to comment on a speech or interrupt a speaker, except for situations when the speaker breaks the meeting holding procedure provided for by these Provisions.

8.9. The Chairperson of the meeting shall decide whether any breaks are needed during the general meeting of the shareholders and how long they should be.

No break is allowed during the general meeting of the shareholders when an issue of the agenda is being discussed.

8.10. Persons (their representatives) who have been registered for participation in the general meeting of the shareholders shall be given the opportunity of voting on issues of the meeting's agenda at any time from the moment the meeting is opened until the voting time fixed in accordance with clause 8.11 of these Provisions expires and the counting of votes on the issues of the meeting's agenda starts.

8.11. After discussion of the last issue of the agenda of the general meeting of the shareholders, for which there is the quorum, the Chairperson of the meeting shall assign at least extra 30 minutes for voting on the issues of the meeting's agenda.

8.12. Voting results and decisions taken by the general meeting may be

1) announced at the general meeting of the shareholders

or

2) brought to the notice of the persons entitled to participation in the meeting, according to the established procedure.

8.13. The general meeting of the shareholders shall be closed

1) at the moment when all decisions taken by the meeting and the voting results have been announced in the case provided for by subclause 1 of clause 8.12 of these Provisions,

or

2) at the moment when the time assigned for voting on the issues of the agenda in compliance with clause 8.11 of these Provisions expires in the case provided for by subclause 2 of clause 8.12 of these Provisions.

A general meeting, by the moment of opening of which there was the quorum for only some issues of the agenda, may not be closed, if by the moment of registration end the persons have been registered, whose registration ensures the quorum for taking a decision on other issues of the agenda of the general meeting.

9. VOTING BALLOTS FOR THE GENERAL MEETING OF THE SHAREHOLDERS

9.1. Voting on issues of the agenda of the general meeting of the shareholders shall be performed only with the use of voting ballots.

A voting ballot shall be sent or delivered against signature to each person indicated in the list of persons entitled to participation in the general meeting of the shareholders, not later than 20 days before the general meeting of the shareholders is held. A voting ballot shall be sent by a registered letter.

Upon request of the persons registering for participation in the general meeting held in the form of a meeting, whose ballots have not been received by the Company or have been received later than two days before the day of holding the meeting, such persons may receive only voting ballots with a note that they are issued for the second time.

If during a general meeting of the shareholders held in the form of the meeting, the Company or the Registrar acting as the returning board receives from a person entitled to participation in the general meeting of the shareholders a notification on replacement (recalling) of his/her representative before registration of the representative whose powers terminate, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall receive voting ballots.

If the general meeting of the shareholders is held in the form of a meeting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, provided such acquirers have registered for participation in the meeting, shall receive voting ballots, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

If the general meeting of the shareholders is held in the form of absentee voting or in the form of a meeting, for purposes of early voting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, if the person included in the said list has issued powers of attorney for voting to the acquirers in respect of such shares, shall receive voting ballots only in case of their application:

- to the Company, if the Company itself sends (delivers) voting ballots,

or

- to the Company's Registrar, if voting ballots are sent (delivered) by the Registrar under a contract with the Company.

9.2. The voting ballot shall contain:

1) full official name of the Company and location of the Company;

2) form of holding the general meeting of the shareholders (a meeting or absentee voting);

3) date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

4) wording of decisions on each issue (name of each candidate), the voting on which is performed by the ballot;

5) voting options for each issue of the agenda, expressed in the words "for", "against' or "abstained", and fields opposite each voting option to indicate the number of votes given for each voting option, and, in case the ballot is used for cumulative voting on the issue of electing members of the Board of Directors, also:

- an indication that members of the Company's Board of Directors are elected by cumulative voting and explanation of the nature of cumulative voting,

- a field for indicating opposite the name of each candidate the number of votes given for the respective candidate by the person taking part in the meeting and having chosen the "for" voting option,

- an explanation that the fractional part of a vote, received as a result of multiplying the number of votes belonging to the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors, may be given for one candidate only;

6) a mention that the voting ballot must be signed by the shareholder;

7) explanations that:

the voter is entitled to choose only one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

if more than one voting option is left in a ballot, then the fields for indicating the number of votes given for each voting option shall indicate the number of votes given for the respective voting option and contain a note that voting is performed according to instructions of the acquirers of shares transferred after the date of making up the list of those entitled to participation in the meeting and (or) according to instructions of depositary securities holders;

a person voting on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the general meeting shall indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting;

if, after the date of making up the list of persons entitled to participation in the meeting, a part of shares is transferred and the acquirer of such shares receives a power of attorney for voting in respect of the transferred shares or the voter receives acquirer's instructions as to voting, the voter shall indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that a part of shares was transferred after the date of making up the list of persons entitled to participation in the meeting. If instructions are received in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting from acquirers of such shares and such instructions coincide with the left voting option, such votes shall be summed.

Besides the above, the following may be indicated in the ballot:

1) wording of each issue put forward for voting and the sequence of considering it;

2) method of noting the left voting option;

3) full name of the person entitled to participation in the general meeting of the shareholders;

4) number of votes that may be used by the person entitled to participation in the general meeting of the shareholders to vote on each issue of the meeting's agenda;

5) fields for the persons who have indicated the number of votes given for the left voting option(s) to make a note (notes) for each of the following cases:

- voting is effected upon instructions of the acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting;
- voting is effected upon instructions of depositary securities holders;
- voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting;
- a part of shares were transferred after the date of making up the list of persons entitled to participation in the meeting;

6) other information as set forth by the Company's Board of Directors.

The voting ballot shall not contain two or more issues of the agenda of the general meeting of the shareholders, if different groups of voters vote on such issues.

9.3. The following ballots shall be considered as invalid:

1) voting ballots, in which the voter has left more than one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

2) voting ballots signed by a representative acting on the basis of a power of attorney for voting and received by the Company, in case the Company or the Registrar acting as the returning board receive a notification on replacement (recalling) of such a representative not later than two days before the date of holding the general meeting;

3) two or more found filled in ballots of one person, in which the voter has left different voting options for one issue of the agenda of the general meeting, except for the case when: voting ballots have been signed by the person who issued the power of attorney for voting in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting and (or) persons acting on the basis of such powers of attorney, in which the fields for indicating the number of votes given for each voting option indicate the number of votes given for the respective voting option and contain appropriate notes provided for by clause 9.2 of these Provisions;

4) a ballot for voting on the issue of electing members of the Company's Auditing Committee, in which the "for" voting option is left for a larger number of candidates than the number of persons that are to be elected to the Company's Auditing Committee, except for the cases when voting ballots have been signed by a person voting by shares transferred after the date of making up the list of persons entitled to participation in the meeting, upon instructions received from acquirers of such shares, and (or) by a person voting by shares circulating beyond the borders of the Russian Federation in the form of depositary securities, upon instructions received from depositary securities holders, and contain the respective notes provided for by clause 9.2 of these Provisions.

9.4. If a voting ballot contains several issues put forward for voting, the fact that the ballot is considered as invalid in respect of one or several issues shall not entail considering the voting ballot as invalid on the whole.

9.5. Votes represented by a voting ballot that has been recognized as invalid in respect of one, several or all issues, voting on which is effected by the ballot, shall not be taken into account in summing up the voting results in respect of the issues, for which the ballot has been recognized as invalid.

The fact that a voting ballot is considered as invalid in respect of voting on one, several or all issues, the voting on which is effected by the ballot, shall not be a ground for excluding the votes by the said ballot in determining whether there is the required quorum.

10. EXPENSES FOR PREPARING AND HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

10.1. The list of expenses for preparing and holding the annual general meeting of the shareholders and an extraordinary general meeting of the shareholders held upon decision of the Company's Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, shall be made up and approved by the Company Management.

10.2. If, during the established period, the Company's Board of Directors has not taken a decision to convoke an extraordinary general meeting of the shareholders or a decision is taken not to convoke it, and an extraordinary general meeting of the shareholders is convoked by bodies and persons requiring its convocation, while the general meeting of the shareholders takes a decision on indemnification for expenses for preparing and holding the extraordinary general meeting of the shareholders from Company's funds, only the expenses proven by appropriate documents and incurred by the bodies and persons who had the powers necessary for convoking and holding an extraordinary general meeting of the shareholders shall be reimbursed for.

11. PROCEDURE OF APPROVING THE PROVISIONS AND INTRODUCING AMENDMENTS AND ADDITIONS THERETO

11.1. These Provisions shall be approved by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.2. These Provisions may be supplemented and amended by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.3. If, as a result of a change in the laws of the Russian Federation or in the Company's Articles of Association, certain articles of these Provisions contradict them, the Provisions shall be applied to the extent they do not contradict the active law and the Company's Articles of Association.

DRAFT

APPROVED
the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No. of 2005

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

PROVISIONS
on the Board of Directors
(Version 03 – 05)

Saint Petersburg
2005

1. GENERAL

1.1. In accordance with Civil Code of the Russian Federation, the Federal Law on Joint Stock Companies and the Company's Charter (Articles of Association), the present Provisions on the Board of Directors (hereinafter referred to as the Provisions) shall determine the procedure for convening and holding meetings of the Board of Directors, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company.

1.2. The Board of Directors is a collective managing body of the Company, exercising the general management of its activities, except for resolving the matters assigned by the federal laws and the Charter of the Company in the terms of reference of the General Meeting of the Shareholders of the Company.

2. PURPOSES AND PRINCIPLES OF ACTIVITY OF THE OF THE BOARD OF DIRECTORS

2.1. Purposes of activity of the Board of Directors are to ensure the maximum profit and to increase the Company's assets, to protect the rights and legal interests of the shareholders, and to guarantee the completeness, reliability and objectivity of public information on the Company.

2.2. To implement the purposes of activity the Board of Directors shall be guided by the following principles:

-taking resolutions on the basis of reliable information on the Company's activity;

-precluding restrictions of the rights of shareholders to participate in managing of the Company's activities, receiving dividends and information about the Company;

-achieving the balance of interests between different groups of shareholders and taking the most objective decisions in the interests of all shareholders of the Company by the Board of Directors.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS. PROCEDURE OF EXERCISING THEM

3.1. A member of the Board of Directors has the right to:

3.1.1. request from the Company's officials any information on the Company's activity, as well as the documents provided for under Art. 89 of the Federal Law on Joint Stock Companies in accordance with the procedure determined by the Provision;

3.1.2. receive a remuneration for fulfilling his duties and a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company, in the cases and in the amounts determined by the present Provisions;

3.1.3. request entering into the minutes of the meeting of the Board of Directors his individual opinion on issues of the agenda and the decisions taken.

3.2. A member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. abstain from using his position in the Company in the interests of other persons;

3.2.2. act within his rights in accordance with the purposes and principles of activities of the Board of Directors;

3.2.3. act reasonably and conscientiously with respect to the Company's affairs;

3.2.4. not disclose the confidential information on the Company's activity that has become known to him;

3.2.5. initiate meetings of the Board of Directors for resolving urgent matters;

3.2.6. participate in taking decisions by the Board of Directors by voting on the agenda issues of its meetings;

3.2.7. take grounded decisions, for which purpose to study all the necessary information (materials);

3.2.8. when taking decisions, to assess the risks and adverse consequences;

3.2.9. inform the Company in due time on his affiliation and changes therein, including facts of his interest in management bodies or in capital of other legal entities;

3.2.10. in compliance with chapter XI of the Federal Law "On Joint-Stock Companies" inform the Company in due time:

on legal entities, in which he owns independently or jointly with his affiliated party (parties) 20 or more per cent of the voting shares (parts);

on legal entities, in the management bodies of which he holds positions;

on transactions being made or expected and known to him, in which he may be considered as interested party.

The information shall be presented by a Member of the Board of Directors within 10 days (from the date it became known to a Member of the Board of Directors) to the Secretary of the Board of Directors, in writing and in computer-readable form. Control over timely distribution of the said information among divisions of the Company shall be the responsibility of the Secretary of the Board of Directors.

If, as a result of failure to provide the said information through the fault of a member of the Board of Directors or failure to provide it in due time, any property damage is inflicted to the Company, the liability of the member of the Board of Directors to the Company shall be equal to the amount of the damage inflicted.

In other cases a Member of the Board of Directors shall bear responsibility to the Company according to the procedure provided for by active laws of the Russian Federation.

3.2.11. notify the Board of Directors in writing on the fact of holding the securities of the Company, on any intention to make a transaction with any securities of the Company or of its affiliates (subsidiaries), and on any transactions with any such securities.

3.3. Activity of a member of the Board of Directors shall be continuous and shall not be restricted by participation in decision-making by the Board of Directors.

3.4. On request of a member of the Board of Directors, expressed orally or in writing, the Company shall ensure for him access to the information and documents provided for under paragraph 3.1.1 of the present Provisions.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request.

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him.

4. CHAIRPERSON OF THE BOARD OF DIRECTORS

4.1. The Chairperson of the Board of Directors shall be elected by members of the Board of Directors from among them at the first session by the majority of votes of members of the Board of Directors of the Company attending the meeting.

4.2. The person exercising the functions of the one-person executive body of the Company cannot at the same time be the Chairperson of the Board of Directors.

4.3. The Board of Directors shall have the right to re-elect the Chairperson of the Board of Directors at any time.

4.4. Members of the Board of Directors shall have the right to elect a Deputy Chairperson. In case the Chairperson of the Board of Directors of the Company is absent, all his functions (including the right of signing documents) shall be performed by his Deputy; and if the latter is absent, one of the members of the Board of Directors on resolution of the Board of Directors of the Company taken by the majority of votes of its members attending the meeting.

4.5. The Chairperson of the Board of Directors shall organize the work of the Board of Directors, convene its meetings, take chair at them, and organize keeping of the minutes at the meetings.

4.6. The Chairperson of the Board of Directors shall have no right to delegate the execution of his functions to another person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. The Secretary of the Board of Directors shall be nominated by members of the Board of Directors at the first meeting by the majority of votes of members of the Board of Directors attending the meeting.

5.2. The Board of Directors shall have the right at any time to exempt the Secretary of the Board of Directors from execution of his duties and nominate a new Secretary of the Board of Directors.

5.3. In case of absence of the Secretary of the Board of Directors, the execution of his duties shall be delegated to another person elected by the majority of votes of members of the Board of Directors attending the meeting.

5.4. The Secretary of the Board of Directors shall have the right to:

5.4.1. request from the Company's officials the information and documents necessary for preparation of the materials on agenda items of the meeting of the Board of Directors;

5.4.2. receive for execution of his duties the remuneration and compensation of the expenses, related to the execution of functions of the Secretary of the Board of Directors, in the amount and following the procedure determined by resolution of the Board of Directors.

5.5. Secretary of the Board of Directors shall:

5.5.1. keep and draw up the minutes of the meetings of the Board of Directors;

5.5.2. keep records and store the ingoing documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform members of the Board of Directors on holding meetings of the Board of Directors in accordance with the procedure and within the time periods determined by the present Provisions;

5.5.4. circulate among the members of the Board of Directors the materials necessary for considering the agenda items of the meetings of the Board of Directors, in accordance with the procedure and within the time periods determined by the present Provision;

5.5.5. perform other functions provided for by the present Provisions.

6. MEETING OF THE BOARD OF DIRECTORS

6.1. A meeting of the Board of Directors can be held in the form of joint presence (including the use of conference communications) or absentee voting.

6.2. Meetings of the Board of Directors can be held regularly in accordance with the job schedule approved by the meeting of the Board of Directors. If necessary, the Board of Directors shall consider the matters not included into the job schedule.

6.3. A meeting of the Board of Directors shall be convened by the Chairperson of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, one-person or collective executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request on convening the meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of convening or name of the body or legal entity making the request;

6.4.2. should a request on the convocation be made by a shareholder, the number and category (type) of the shares belonging to him;

6.4.3. form of holding the meeting (joint presence or absentee voting);

6.4.4. date of holding the meeting in the form of joint presence or, in case of holding the meeting in the form of absentee voting, final date for receiving written opinions on agenda items from members of the Board of Directors;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) provided to members of the Board of Directors for the meeting.

Besides, the request on convening the meeting of the Board of Directors may contain the following information:

6.4.7. time and place of holding the meeting (in case of holding the meeting in the from of joint presence);

6.4.8. draft resolutions on agenda items;

6.4.9. other information at the discretion of the initiator of convening the meeting.

6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

All the above time limits can also be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under subparagraphs 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held).

6.6. When decisions are taken by the Board of Directors, the members of the Board of Directors attending the meeting shall express their opinion on the agenda items by voting.

6.7. If a member of the Board of Directors cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Board of Directors shall express his opinion on the agenda items in writing.

Should the written opinion of the member of the Board of Directors contain his voting, it shall be taken into account when determining the quorum and voting results.

The written opinion shall be presented by a member of the Board of Directors before holding the meeting of the Board of Directors or, in case the meeting is held in the form of absentee voting, not later than the final date for accepting written opinions of members of the Board of Directors.

6.8. The Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion contain a proposal on the draft resolution differing substantially from that initially put to the vote, the Secretary of the Board of Directors shall, before drawing-up the minutes, acquaint other members of the Board of Directors with the said opinion, proposing to express their views on it by voting, in writing or other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other communications).

6.9. Before taking a decision on the matter, the preliminary consideration of which was accomplished by the committees of the Board of Directors, members of the Board of Directors shall have the possibility of getting acquainted with resolutions (recommendations) of the relevant committees in advance.

6.10. When resolving matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

Transfer of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, shall not be allowed.

In taking decisions by the Board of Directors, the Chairperson of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

6.11. The Secretary of the Board of Directors shall keep the minutes at the meeting of the Board of Directors.

Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).

The following information shall be given in the minutes of the meeting:

• its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;

• persons attending the meeting (in case of holding it in the form of joint presence);

• persons who have presented written opinions on matters of the agenda items;

• agenda of the meeting;

• matters put to the vote and voting results on them;

• resolutions taken.

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting.

If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attached as supplements to the minutes.

The Company shall store the minutes of the meetings of the Board of Directors in the place where its executive body is located in accordance with the procedure and for the time periods established by the federal executive authority for the securities market. If no such time period is determined, the Company shall permanently store the minutes of the meetings of the Board of Directors.

The Company shall provide to the shareholders as well as members of the Board of Directors, the Auditing Committee, the Company Auditor access to the minutes of the meetings of the Board of Directors.

6.12. In the event that in accordance with the Company's Charter the decision is passed by the majority of three quarters of votes or unanimously by all members of the Board of Directors without taking into account the votes of the retired members of the Board of Directors, then the deceased, missing and incapable members shall be regarded as retiring members of the Board of Directors

7. REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION FOR EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

7.1. During their term of office, members of the Board of Directors of the Company shall receive a remuneration and compensation for the expenses related to execution of the fucntions of members of the Board of Directors.

7.2. The remuneration of members of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

7.6. The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

7.7. The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors.

7.8. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors.

This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

7.9. Members of the Board of Directors shall have the right to participate in option programmes realized by the Company.

8. PROCEDURE OF APPROVING AND AMENDING THE PROVISIONS

8.1. The present Provisions shall be approved by the General Meeting of the Shareholders by the majority of the shareholders owning the voting shares of the Company.

8.2. The present Provisions may be supplemented and amended by the General Meeting of the Shareholders by the majority of shareholders owning the voting shares of the Company.

8.3. If in the event of changes in the RF legislation or the Company's Charter certain clauses of the present Provisions contradict it, the Provision shall be applied in the part, which does not contradict the current legislation and the Company's Charter.

Substantiation of OJSC NWT's Termination of its Participation in *Iskra* – the Association of Operators of the Federal Business Servicing Network

Since 2001, OJSC NWT has been a member of *Iskra* – the Association of Operators of the Federal Business Servicing Network (hereinafter referred to as "the Association"). For the year 2004 the membership fees, taking into account the affiliated OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi, amounted to 20,300 US dollars.

The Association was founded in 1998 in pursuance of the resolution of the State Commission for Telecommunications at the Ministry of Communications of Russia. The purpose of the Association is coordinating business activities, representing and protecting common interests of its members, facilitating the development of a coordinated communication network – SDO Iskra. However, SDO Iskra has not made any significant progress. At the moment, the status of SDO Iskra in regional branches of OJSC NWT is as follows:

1. SDO Iskra is not represented in the following regional branches: Artelecom of Arkhangelsk oblast, Electrosvyaz of Vologda Oblast, Electrosvyaz of the Republic of Karelia, Svyaz of the Republic of Komi, Murmanelectrosvyaz and Novgorodtelecom.

2. SDO Iskra mainly uses analog exchanges, the number of network subscribers decreasing with each passing year.

Trends of SDO Iskra's subscriber base reduction:

Regional branch	Number of subscribers	
	01.01.2005	01.04.2005
The branch PETERSBURG TELEPHONE NETWORK	266	252
The branch ELECTROSVYAZ OF PSKOV OBLAST	3	3
The branch ELECTROSVYAZ OF KALININGRAD OBLAST	33	33
The branch LENSVYAZ	201	198

3. Provision of a wide range of up-to-date telecommunication services using the SDO Iskra's network does not seem possible, as outdated equipment is used. SDO Iskra must be upgraded, which requires a considerable investment and is not economically rational.

It is suggested that the following decision be taken by the shareholders based on the results of the examination:

DRAFT RESOLUTION:

The participation of the Company in *Iskra* – the Association of Operators of the Federal Business Servicing Network – shall be terminated.

Substantiation of OJSC NWT's Termination of its Participation in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities.

Since 2000, OJSC NWT has been a Promoter of the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities (hereinafter referred to as "the Union"). The amount of annual membership fees is 150 000 roubles.

The Union was founded in 2000 on the basis of the respective decision of legal entities that acted as Promoters. The purpose of creating the Union consisted in uniting the efforts and interests of domestic enterprises and joint ventures (designers and manufacturers of communication facilities and equipment), suppliers of hardware, and communication operators in the entire range of communications development; concentration of the efforts of domestic enterprises and joint ventures (designers and manufacturers), as well as consumers of telecommunication equipment, for the purpose of creating conditions for their successful competition with foreign countries in the territory of Russia and improving the efficiency of implementing the scientific and technical policy in the communication industry.

The Northwestern region is one of the most intensively developing markets of telecommunications, with a high level of competition and requiring a prompt solution of the tasks related to increasing the commissioning of line capacity in the region and development of promising areas of the business. At the moment, there are many both domestic and foreign manufacturers in the market of telecommunication equipment. Optimizing its relations with equipment manufacturers directly, OJSC NWT is successfully implementing investment projects and retaining succession in the relationships with suppliers, while reducing the number of the types of solutions used and the number of the suppliers of such solutions. In this connection, no Technical Services of OJSC NWT have interacted in their work with the Union of Manufacturers and Consumers of Communication Facilities either directly or through equipment suppliers.

It is suggested that the following decision be taken by the shareholders based on the results of the examination:

DRAFT RESOLUTION:

The participation of the Company in the nonprofit organization Union of Manufacturers and Consumers of Communication Facilities shall be terminated.

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Location:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the meeting:	27 June 2005
Place of holding the meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	13-00 Moscow time
Postal address, to which filled in ballots may be sent:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC NWT

BALLOT No. 1 FOR VOTING ON THE ISSUES OF THE MEETING'S AGENDA

No.1 Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as distribution of profit, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

No. 2 Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).

Shareholder: **[Full name]** Individual code: **[Reg. No.]**

Number of voting shares: **[common shares]** Number of votes: **[common shares]**

<u>Decision on issue No. 1:</u>

To approve the annual report of the Company for 2004, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as distribution of profit, including that for dividend payment, and Company's losses based on the results of the fiscal year under report (2004).

[1-1]	[1-2]	[1-3]
FOR ( )	AGAINST ( )	ABSTAINING ( )

<u>Decision on issue No. 2:</u>

Dividend for the year 2004 shall be paid:

- ***for type A preferred shares to the amount of 0.469 roubles per share in the monetary form starting from 15th August 2005 till 15th December 2005***
- ***for common shares to the amount of 0.248 roubles per share in the monetary form from 15th August 2005 till 15th December 2005***

[2-1]	[2-2]	[2-3]
FOR ( )	AGAINST ( )	ABSTAINING ( )

Leave <u>only one voting option</u>, except for voting according to instructions of the parties who acquired shares after the date of making up the list of the parties entitled to participation in the meeting or according to instructions of holders of depositary securities.

Cross out unnecessary voting options using one of the following methods:

or

The ballot MUST be signed by the shareholder (a representative of the shareholder) in all cases	Shareholder's (representative's) signature	

If **more than one option of voting** are left in the ballot, then, in the fields for indicating the number of votes cast for each voting option, the number of votes cast for the respective voting option must be stated, and a note must be made that voting complies with instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting and/or with instructions of the holders of depositary securities.

A person voting on the basis of a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

If, after the date of making up the list of the parties entitled to participation in the general meeting, not all shares have been transferred, then the voting person must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that a part of the shares have been transferred after the date of making up the list of the parties entitled to participation in the general meeting. If instructions from acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting are received for such shares and if such instructions coincide with the left voting option, then such votes shall be summed up.

Date when the list of the parties entitled to participation in the meeting was made up: **10th May 2005.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Location: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of meeting: Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the meeting: 27 June 2005
Place of holding the meeting: d.14, Sinopskaya nab., St. Petersburg
Registration start time: 11-00 Moscow time
Meeting start time: 13-00 Moscow time
Postal address, to which filled in ballots may be sent: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC NWT

BALLOT No. 2 FOR VOTING ON THE ISSUES OF THE MEETING'S AGENDA

No.3 Electing the Members of the Company's Board of Directors.

Shareholder: **[Full name]**

Individual code: **[Reg. No.]**

Number of voting shares: **[common shares]**

Number of votes: **[Votes_Cum]**

Decision on issue No. 3:

The Company's Board of Directors shall be elected from the proposed list:

[3-1] [3-2] [3-3]

FOR ( ) **AGAINST** ( ) **ABSTAINING** ( )

No	Full name of the candidate	Place of employment and position occupied	Number of votes "FOR"

1	**Vladimir Alexandrovich Akulich**	General Manager of OJSC North-West Telecom	
2	**Igor Vyacheslavovich Belikov**	NP Russian Institute of Directors – Director	
3	**Konstantin Vladimirovich Belyaev**	Chief Accountant of OJSC Svyazinvest	
4	**Alexey Valeryevich Bulygin**	Department Head of the St. Petersburg City Property Management Committee	
5	**Alexandr Alexandrovich Gogol**	Rector of the St. Petersburg State University of Telecommunications named after Professor M.A. Bonch-Bruyevich	
6	**Boris Viktorovich Yevseyev**	Director of AIG Brunswick Capital Management	
7	**Dmitry Georgiyevich Yefimov**	Association for Investors' Rights Protection - Consultant	
8	**Alexandr Vyacheslavovich Ikonnikov**	Chairperson of the Board of Directors of the Association of Independent Directors	
9	**Alexandr Nikolayevich Kiselyov**	Minister of the Russian Federation for Information Technologies and Communication	
10	**Sergey Ivanovich Kuznetsov**	First Deputy General Manager, OJSC Svyazinvest	
11	**Denis Viktorovich Kulikov**	Association for Investors' Rights Protection - Consultant	
12	**Dmitry Vladimirovich Levkovsky**	Representative Office of NCH Advisors, Inc. in Moscow - Vice-President	
13	**Natalya Vyacheslavovna Loginova**	Advisor of the Commercial Sector Organizations Property Department of the Property Committee of Russia	
14	**Michael Arthur Haywood**	Faros financial group - CEO	
15	**Oleg Mikhaylovich Mikhaylov**	Director of the Information Support Department of OJSC Svyazinvest	
16	**Igor Georgiyevich Polovnev**	Association for Investors' Rights Protection – Economist	
17	**Alexey Vasilyevich Pomazanov**	Investment Manager of AIG Interros	
18	**Nikolay Moiseyevich Popov**	Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource of the Ministry of Informatization and Communication of Russia	
19	**Irina Mikhailovna Ragozina**	Manager of the Department of Corporate Governance, OJSC Svyazinvest	
20	**Ivan Ivanovich Rodionov**	Managing Director of AIG Brunswick Capital Management	
21	**Vladimir Anatolyevich Statyin**	General Manager of the Association for the Protection of Shareholders' Interests (OPIAK – Nonprofit Partnership)	
22	**Sergey Viktorovich Sysoyev**	Deputy Chairman of the St. Petersburg City Property Management Committee	
23	**Yevgeny Alexandrovich Chechelnitsky**	Deputy Head of the Federal Service for Supervision in the Field of Communication	
24	**Vladimir Pavlovich Yuryev**	Head of the Department of Economics, Finance and State Property of the Federal Communication Agency	
25	**Valery Nikolayevich Yashin**	General Manager of OJSC Svyazinvest	

Leave **only one voting option**, except for voting according to instructions of the parties who acquired shares after the date of making up the list of the parties entitled to participation in the meeting or according to instructions of holders of depositary securities.

Cross out the unnecessary options of voting!

The ballot MUST be signed by the shareholder (a representative of the shareholder) in all cases	**Shareholder's (representative's) signature**	

Members of the Board of Directors are elected by cumulative voting.

In case of cumulative voting, the number of votes held by each shareholder shall be multiplied by the number of persons to be elected to the Company's Board of Directors, and the shareholder shall be entitled to give all the votes obtained in such a way for one candidate or to distribute them between two or among more candidates.

A fractional part of a vote, obtained as a result of multiplying the number of votes held by the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors may be given for one candidate only.

According to the Company's Articles of Association, **11 persons are elected to the Company's Board of Directors**.

The candidates who receive the majority of votes are considered as elected to the Company's Board of Directors.

If **more than one option of voting** are left in the ballot, then, in the fields for indicating the number of votes cast for each voting option, the number of votes cast for the respective voting option must be stated, and a note must be made that voting complies with instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting and/or with instructions of the holders of depositary securities.

A person voting on the basis of a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting must indicate, in the field for indicating the number of

a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

If, after the date of making up the list of the parties entitled to participation in the general meeting, not all shares have been transferred, then the voting person must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that a part of the shares have been transferred after the date of making up the list of the parties entitled to participation in the general meeting. If instructions from acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting are received for such shares and if such instructions coincide with the left voting option, then such votes shall be summed up.

Date when the list of the parties entitled to participation in the meeting was made up: **10th May 2005.**

Location:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the meeting:	27 June 2005
Place of holding the meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	13-00 Moscow time
Postal address, to which filled in ballots may be sent:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC NWT

BALLOT No. 3 FOR VOTING ON THE ISSUES OF THE MEETING'S AGENDA

No.4 Electing the Members of the Company's Auditing Committee.
No.5 Approving the Company's Auditor for the year 2005.

Shareholder: **[Full name]**

Individual code: **[Reg. No.]**

Number of voting shares: **[common shares]**

Number of votes: **[common shares]**

Decision on issue No. 4:

The Auditing Committee of the Company with the following members shall be elected:

[4-1]

Full name of the candidate	Voting options		
1. Ruslan Kyarimovich Aksyaitov Head of the Methodology Division of the Accounting Department, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
2. Natalya Viktorovna Yermolayeva Head of the Statistical Reporting Department, DEP, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
3. Yelena Viktorovna Zabuzova Director of the Department for Economic Planning and Budgeting, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
4. Alexandr Vladimirovich Kachurin Head of the Treasury, Finance Department, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
5. Konstantin Yuryevich Kravchenko Director of the Department of Telecommunications of OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
6. Yekaterina Alexandrovna Pavlova Leading Specialist of the Methodology Division of the Accounting Department, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
7. Nataliya Petrovna Utina Head of the Department of Investment Projects Economics, DEPB, OJSC Svyazinvest	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )
8. Olga Valentinovna Fedyushkina Advisor of the Commercial Sector Organizations Property Department of the Property Committee of Russia	**FOR** ( )	**AGAINST** ( )	**ABSTAINING** ( )

Decision on issue No. 5:

The Ernst & Young limited liability company shall be approved as the Company's auditor for the year 2005.

[5-1]	[5-2]	[5-3]
FOR ( )	**AGAINST** ( )	**ABSTAINING** ( )

Leave only one voting option, and for issue No.4 leave only one voting option without crossing it out for each candidate, the number of left voting options "FOR" for issue No. 4 not exceeding 7, except for voting according to instructions of the parties who acquired shares after the date of making up the list of the parties entitled to participation in the meeting or according to instructions of holders of depositary securities.

Cross out unnecessary voting options using one of the following methods:



or

The ballot MUST be signed by the shareholder (a representative of the shareholder) in all cases	Shareholder's (representative's) signature	

If **more than one option of voting** are left in the ballot, then, in the fields for indicating the number of votes cast for each voting option, the number of votes cast for the respective voting option must be stated, and a note must be made that voting complies with instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting and/or with instructions of the holders of depositary securities.

A person voting on the basis of a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

If, after the date of making up the list of the parties entitled to participation in the general meeting, not all shares have been transferred, then the voting person must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that a part of the shares have been transferred after the date of making up the list of the parties entitled to participation in the general meeting. If instructions from acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting are received for such shares and if such instructions coincide with the left voting option, then such votes shall be summed up.

Date when the list of the parties entitled to participation in the meeting was made up: **10th May 2005.**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Location: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of meeting: Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the meeting: 27 June 2005
Place of holding the meeting: d.14, Sinopskaya nab., St. Petersburg
Registration start time: 11-00 Moscow time
Meeting start time: 13-00 Moscow time
Postal address, to which filled in ballots may be sent: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC NWT

BALLOT No. 4 FOR VOTING ON THE ISSUES OF THE MEETING'S AGENDA

No.6 Introducing amendments and additions to the Articles of Association of the Company, approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.
No.7 Approving the Provisions on the Company's general meeting of the shareholders in a new version.
No.8 Approving the Provisions on the Board of Directors of the Company in a new version.

Shareholder: **[Full name]** Individual code: **[Reg. No.]**

Number of voting shares: **[common shares]** Number of votes: **[common shares]**

Decision on issue No. 6:

1. To introduce amendments and additions No.1 into the Company's Articles of Association.

[6-1] [6-2] [6-3]

FOR ( ) AGAINST ( ) ABSTAINING ( )

2. To introduce amendments and additions No.2 into the Company's Articles of Association.

[6-4] [6-5] [6-6]

FOR ( ) AGAINST ( ) ABSTAINING ( )

3. To approve the Company's Articles of Association in a new version taking into account the adopted amendments and additions.

[6-7] [6-8] [6-9]

FOR ( ) AGAINST ( ) ABSTAINING ( )

Decision on issue No. 7:

To approve the Provisions on the Company's general meeting of the shareholders in a new version

[7-1] [7-2] [7-3]

FOR ( ) AGAINST ( ) ABSTAINING ( )

Decision on issue No. 8:

To approve the Provisions on the Board of Directors of the Company in a new version

[8-1] [8-2] [8-3]

FOR ( ) AGAINST ( ) ABSTAINING ( )

Leave only one voting option, except for voting according to instructions of the parties who acquired shares after the date of making up the list of the parties entitled to participation in the meeting or according to instructions of holders of depositary securities.

Cross out unnecessary voting options using one of the following methods:

or

The ballot MUST be signed by the shareholder (a representative of the shareholder) in all cases	Shareholder's (representative's) signature	

If **more than one option of voting** are left in the ballot, then, in the fields for indicating the number of votes cast for each voting option, the number of votes cast for the respective voting option must be stated, and a note must be made that voting complies with instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting and/or with instructions of the holders of depositary securities.

A person voting on the basis of a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

If, after the date of making up the list of the parties entitled to participation in the general meeting, not all shares have been transferred, then the voting person must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that a part of the shares have been transferred after the date of making up the list of the parties entitled to participation in the general meeting. If instructions from acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting are received for such shares and if such instructions coincide with the left voting option, then such votes shall be summed up.

Date when the list of the parties entitled to participation in the meeting was made up: **10th May 2005.**

Location:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Form of meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the meeting:	27 June 2005
Place of holding the meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	11-00 Moscow time
Meeting start time:	13-00 Moscow time
Postal address, to which filled in ballots may be sent:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC NWT

BALLOT No. 5 FOR VOTING ON THE ISSUES OF THE MEETING'S AGENDA

No.9 Determining the amount of remuneration for Members of the Board of Directors of the Company.
No.10 On terminating the participation of OJSC NWT in the Association of Operators of the Federal Business Servicing Network *Iskra*.
No.11 On terminating the participation of the Company in the Union of Communication Facilities Manufacturers and Consumers.

Shareholder: **[Full name]** Individual code: **[Reg. No.]**

Number of voting shares: **[common shares]** Number of votes: **[common shares]**

<u>**Decision on issue No. 9:**</u>
1. To determine the standard of deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the extraordinary general meeting of the shareholders of OJSC NWT of 20.09.04 to the following amount:

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;***
- ***0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.***

[9-1]	[9-2]	[9-3]
FOR ( )	AGAINST ( )	ABSTAINING ( )

2. To determine the standard of deductions for the calculation of the annual remuneration for 2005 of the members of the Company's Board of Directors (for all) elected by the decision of the annual general meeting of the shareholders of OJSC NWT of 27.06.05 to the following amount:

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;***
- ***0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.***

[9-4]	[9-5]	[9-6]
FOR ( )	AGAINST ( )	ABSTAINING ( )

<u>**Decision on issue No. 10:**</u>
To terminate the participation of the Company in the Iskra Association of Operators of the Federal Business Servicing Network

[10-1]	[10-2]	[10-3]
FOR ( )	AGAINST ( )	ABSTAINING ( )

<u>**Decision on issue No. 11:**</u>
To terminate the participation of the Company in the nonprofit organization Union of Communication Facilities Manufacturers and Consumers

[11-1]	[11-2]	[11-3]
FOR ( )	AGAINST ( )	ABSTAINING ( )

Leave <u>only one voting option</u>, except for voting according to instructions of the parties who acquired shares after the date of making up the list of the parties entitled to participation in the meeting or according to instructions of holders of depositary securities.

Cross out unnecessary voting options using one of the following methods:

or

The ballot MUST be signed by the shareholder (a representative of the shareholder) in all cases	Shareholder's (representative's) signature	

If **more than one option of voting** are left in the ballot, then, in the fields for indicating the number of votes cast for each voting option, the number of votes cast for the respective voting option must be stated, and a note must be made that voting complies with instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting and/or with instructions of the holders of depositary securities.

A person voting on the basis of a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

If, after the date of making up the list of the parties entitled to participation in the general meeting, not all shares have been transferred, then the voting person must indicate, in the field for indicating the number of votes opposite the left voting option, the number of votes cast for the left voting option and shall make a note that a part of the shares have been transferred after the date of making up the list of the parties entitled to participation in the general meeting. If instructions from acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting are received for such shares and if such instructions coincide with the left voting option, then such votes shall be summed up.

Date when the list of the parties entitled to participation in the meeting was made up: **10th May 2005.**

Last modifed: 2005-06-09 11:49

2 June 2005 year.

PRESS-RELEASE/The first coupon yield under the bonds of the third issue of OJSC NWT has been paid

On the 2nd of June 2005 NP NDC, which acts as the Payment Agent for the series 3 bonds of OJSC North-West Telecom, paid in full amount the 1st coupon yield under the bonds of the third issue of OJSC NWT . The list of those authorized to get a coupon yield under the bonds was made up as of the 27th of May 2005. The rate for the 1st coupon is 9.25% per annum, RUR 23,06 having been accrued on each bond.

The total amount allocated for the 1st coupon payment amounted to RUR 69.180 million.

OJSC NWT 's bonds of the third issue are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floatation was held at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3,000 thousand bonds with the face value of RUR 1,000, the circulation period of the OJSC NWT 's bonds being 6 years with the right of early presentation of the bonds for redemption upon expiry of 3 years. The coupon yield under the bonds is to be paid on a quarterly basis . The next (2nd) coupon period will be 3 months , the coupon to be paid on the 1st of September 2005 at the rate of 9.25% per annum. NP NDC acts as the payment agent of the loan.

TelecoM NORTH-WEST :: :: **North-West Telecom**

Язык: >> English

Last modifed: 2005-06-09 13:12

8 June 2005 year. <List news>

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Information message/June 27, North-West Telecom's the annual shareholders meeting will take place

Dear shareholders!

North-West Telecom JSC's generl shareholders meeting will take place in St-Petersburg, Sinopskaya nab 14, at 13.00. All documents for the meeting you can find on our web-site.

The shareholders registration will be held on June, 27 starting from 11.00. a.m. Moscow time in venue of the meeting

See also:

- 2005/06/27 - Annual

General meeting documents.

Process of participation in GM for ADRs holders.

Протокол ГОСА 27.06.05.



Last modifed: 2005-06-30 15:53

29 June 2005 year.

<List news>

PRESS-RELEASE/JSC North-West Telecom has increased the forecast of the amount of net profit in the year 2005.

OJSC North-West Telecom has increased the forecast of the amount of net profit in the year 2005.

On 27th June 2004 a meeting of the Board of Directors of OJSC North-West Telecom was held, which approved the proposals of the Management Board on introducing adjustments to the Company's budget for the year 2005.

The Board of Directors approved the forecast of OJSC North-West Telecom's net income for 2005 to the amount of RUR 1,800 million, which is 19.6% higher than the earlier planned volume . Thus, as compared to the actual index for 2004, the growth of net income for 2005 will amount to 35.6%.

The increase in the forecast of OJSC NWT's net income is accounted for by the measures of cutting down the costs and ensuring higher profit growth rate taken according to the recommendations of the Board of Directors (see the Press Release dated 17.05.05). The total reduction of operating and non-operating expenses amounted to RUR 386 million in 2005 .

Besides, the adjustment of the budget for the year 2005 has been caused by the accelerated rate of NWT's investment programme implementation and by the development of new promising projects making it possible to optimize the efficiency and to increase the commissioning of the line capacity.

The new plans of OJSC North-West Telecom for the year 2005 are in line with the medium-term strategy of the company, that implies supporting the positive dynamics of the economic efficiency growth rate .

The plan for the basic financial and economic indices for 2005 is as follows:*

Index, thousand roubles	Actual, 2004	2005 plan	2005 adjusted plan	growth 2005*/2004
Revenue	15 355 680	20 088 291	20 126 512	31.1%
Operating profit	3 093 697	3 946 073	4 388 125	41.8%
Income before taxation	1 991 465	2 143 605	2 567 560	28.9%
Net income	1 326 987	1 505 420	1 799 887	35.6%
Net income margin, %	8.6%	7.5%	8.9%	~
Sales margin,%	20.1%	19.6%	21.8%	~
EBITDA	3 656 273	4 844 849	5 238 173	43.3%
EBITDA margin	23.8%	24.1%	24.7%	~

**All financial indices are given according to the Russian Accounting Standards (in 2004 the results of the branches Lensvyaz and Svyaz of the Republic of Komi are consolidated for the 4th quarter).*

Last modifed: 2005-07-01 10:17

30 June 2005 year.

<List news>

PRESS-RELEASE/Results of OJSC North-West Telecom's Operation for the Year 2004 According to the International Accounting Standards (IAS)

North-West Telecom has summed up the results its operation for the year 2004 according to the International Financial The financial accounts and reports of OJSC North-West Telecom were audited by the Ernst and Young Vneshaudit auditing company.

According to IFRS, the income earned in the course of the principal activity for 2004 has grown by 24.4 % and amounted to RUR 15,407 million . The reported income includes the income of the companies that were affiliated on 1st October 2004, Lensvyaz and Svyaz of the Republic of Komi, to the amount of RUR 970 million . The organic growth of income of OJSC North-West Telecom in 2004 was ensured by 39% by the increased rates (by 20% on the average) and by 61% by the development of communication facilities and the growth of outgoing traffic (by 8% on the average).

As before, the main share (36%) in the revenue structure is the income from the provision of local communication, the growth of which was 41% in 2004. The highest growth rate (60%) was shown by the income from value added services (Internet access, including broadband access and ISDN, intelligent network services , etc.), which ensured 4.4% of the aggregate revenue (against 3.5% in 2003).

The EBITDA increased by 40% for 2004 and amounted to RUR 3,735 million . As a result of the outrunning growth of proceeds as compared to the costs, EBITDA profitability grew by 2.7 pct and amounted to 24.6%.

Net income according to the IAS grew by 40% in 2004 to RUR 705.318 million . The difference in the amount of net profit according to the Russian Accounting Standards (RUR 1,327 million) and the IAS is mainly accounted for by the differing approaches to the assessment of fixed assets (differen t depreciation rates) and adjustments of expenditure items (pension liabilities, interest expenses, etc.)

"As we promised the reports according to the international standards have been prepared within the shortest time possible, before the annual general meeting of the shareholders North-West Telecom plans to continue to adhere to such practices, aspiring to meet the international standards of corporate governance ."

The consolidated financial reports of OJSC North-West Telecom according to the IAS for 2004 and notes to them are published on OJSC NWT's corporate site in the section «Economic & finance».

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See also:

- 01.07.05. North-West Telecom's financial statement according to IAS
- Financial statement (according to International Accounting standards)